     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 14, 1997



                                                      REGISTRATION NO. 333-21223

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         BROOKS FIBER PROPERTIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          DELAWARE                         4813                        43-1656187
(STATE OR OTHER JURISDICTION   (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
             OF                 CLASSIFICATION CODE NUMBER)      IDENTIFICATION NUMBER)
      INCORPORATION OR
        ORGANIZATION)

                            ------------------------

                      425 WOODS MILL ROAD SOUTH, SUITE 300
                         TOWN & COUNTRY, MISSOURI 63017
                                 (314) 878-1616
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                DAVID L. SOLOMON
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                      425 WOODS MILL ROAD SOUTH, SUITE 300
                         TOWN & COUNTRY, MISSOURI 63017
                                 (314) 878-1616
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

                             JOHN P. DENNEEN, ESQ.
                                 BRYAN CAVE LLP
                         211 NORTH BROADWAY, SUITE 3600
                           ST. LOUIS, MISSOURI 63102
                                 (314) 259-2000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: The securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED MARCH 14, 1997


                               10,000,000 SHARES

                         BROOKS FIBER PROPERTIES, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

BROOKS LOGO                  ---------------------

     This Prospectus relates to 10,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Brooks Fiber Properties, Inc. (the "Company") that may be offered and issued by the Company from time to time in connection with acquisitions by the Company of other businesses and properties. It is anticipated that shares of Common Stock issued in any such acquisition generally will be valued at a price reasonably related to the market value of the Common Stock at or around the time of agreement on the terms of an acquisition or delivery of the shares.

     This Prospectus also relates to offers and sales from time to time of shares of Common Stock issued by the Company in any such acquisition that may be reoffered to the public by persons who may be deemed to be underwriters thereof. Such shares may be sold directly by such persons in brokerage transactions or may be sold by underwriters for such persons. The Company will not receive any of the proceeds from the sale of any shares sold by selling stockholders or their underwriters.

     SEE "RISK FACTORS" ON PAGES 13 TO 18 FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMMON STOCK.


      The Common Stock is listed on the Nasdaq National Market under the symbol "BFPT." On March 12, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $22.25 per share. See "Price Range of Common Stock."


                             ---------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

               The date of this Prospectus is             , 1997.

                 [MAP OF THE UNITED STATES INDICATING LOCATIONS
                   OF THE REGISTRANT'S NETWORKS IN OPERATION
                            AND UNDER CONSTRUCTION.]

                               PROSPECTUS SUMMARY

     The following is a summary of certain information contained elsewhere in this Prospectus. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information, including the Company's consolidated financial statements and notes thereto, contained herein. Unless otherwise noted, references to the "Company" are to Brooks Fiber Properties, Inc., a Delaware corporation, and its consolidated subsidiaries. Capitalized terms used in this Prospectus which are not otherwise defined herein have the respective meanings ascribed to them in the Glossary included as Annex A hereto.

                                  THE COMPANY

     The Company is a leading full service provider of competitive local telecommunications services, commonly referred to as a competitive local exchange carrier ("CLEC"), in selected markets within the United States (see "The Competitive Local Telecommunications Industry"). The Company acquires and constructs its own state-of-the-art fiber optic networks and facilities and leases network capacity from others to provide long distance carriers ("IXCs"), Internet Service Providers ("ISPs"), wireless carriers and business, government and institutional end users with an alternative to the incumbent local exchange companies (the "ILECs") for a broad array of high quality voice, data, video transport and other telecommunications services.


     The Company has completed the first year of its entry into the fully competitive switched services or local exchange market. The initial performance from the Company's entry into switched services has yielded results, both in terms of lines connected and revenues received, that are substantially in excess of the Company's expectations. As a result, the Company has revised its capital deployment plans to allow for an increased level of demand-driven capital spending necessary to take full advantage of the opportunities presented in the switched services portion of the marketplace. The Company has revised its network development plans to (i) increase the geographic reach and robustness of its networks to allow the Company to serve a significantly higher percentage of the market by extending its networks to serve most, if not all, of the ILECs' central offices in its markets and (ii) more rapidly deploy switches with full capabilities for local dial tone and switched access termination and origination services. Through its equity and debt financings to date, the Company has raised approximately $800 million to fund the Company's acquisition and development of its initial 30 networks, including funds necessary for the expansion of such networks in accordance with the Company's capital deployment plans described above. The Company intends to fund the Company's expansion to 40 networks by the end of 1997 from existing cash balances and the net proceeds of additional financings to be obtained in the future and through joint ventures. See "Financing Plan" below.



     As of February 28, 1997, the Company had systems in 36 cities, consisting of systems in operation in 23 cities and under construction in 13 cities. Seven of the Company's networks under construction are expected to become operational by the end of the second quarter of 1997 and six by year-end 1997. Networks are considered operational when they are able to begin providing services to customers. The Company's networks are located in three regions -- the Eastern Region, Central Region and Western Region. See "Business of the Company -- Cities Served." The Company specifically targets second and third tier markets (those with populations ranging from 250,000 to two million) with attractive demographic, economic, competitive and telecommunications demand characteristics, as well as selected first tier markets. The Company's networks are generally designed to access at least 70% to 80% of the identified business, government and institutional end user revenue base and the IXC facilities ("Points of Presence" or "POPs") and substantially all of the central offices of the ILECs within their markets. In accordance with the pro-competitive provisions of the Telecommunications Act of 1996, as of February 28, 1997, the Company had established interconnection agreements with ILECs for 29 of its 36 networks, and the Company was also certified as a CLEC in 30 of its 36 networks. At December 31, 1996, the Company had a total of 20 digital telephone switches installed serving a total of 24 of its networks.

Switches have been deployed to serve all of the Company's operating networks. The Company has increased the number of networks in operation or under construction from 11 at December 31, 1994 to 36 at February 28, 1997. At December 31, 1996, the Company had a total of 1,059 route miles of optical fiber cable installed, 516,743 voice grade equivalent (VGE) circuits in service, 21,013 CLEC lines installed and 883 on-net and 1,238 off-net buildings connected.



     The Company plans to have systems in operation or under construction in a total of 40 cities by the end of 1997 and 50 cities by the end of 1998. The Company expects its expansion into additional cities will be accomplished by the acquisition of existing networks as well as the construction of new networks. The Company has recently concluded (i) a joint venture for the construction of three networks located in Maine and New Hampshire and (ii) agreements for the acquisition of two networks located in Utah and Nevada and certain operating rights in Idaho. See "-- Recent Developments." For a discussion of the steps the Company takes in acquiring and developing new networks, see "Business of the Company -- Network Acquisition, Development and Design" and "-- Network Construction." See also "Risk Factors -- Significant Future Capital Requirements; Substantial Indebtedness," "-- Risks Associated with Implementation of Growth Strategy" and "-- Risks Associated with Possible Acquisitions."


     The Company believes that there are attractive return opportunities for CLECs in second and third tier markets due to the combination of (i) continuing pro-competitive regulatory changes that have increased the addressable market for CLEC services and (ii) the competitive dynamics which, until 1994, focused CLEC network development primarily in larger markets. See "Business of the Company -- CLEC Market Potential," "The Competitive Local Telecommunications Industry" and "Regulatory Overview."


     The Company's annualized revenues, based on December 1996 revenues, were $73.4 million, as compared with total revenues in 1996 of $45.6 million, total revenues in 1995 of $14.2 million ($23.1 million on a pro forma basis giving effect to the acquisition of Brooks Telecommunications Corporation ("BTC") on January 2, 1996 and the acquisition of City Signal, Inc. (the "City Signal Acquisition") on January 31, 1996) and total revenues of $2.8 million in 1994, the Company's first full year of operation. The Company's operations have resulted in earnings (losses) before minority interests, interest, taxes, depreciation and amortization (EBITDA) of ($2.7) million for the year ended December 31, 1994, ($4.4) million for the year ended December 31, 1995 and ($14.5) million for the year ended December 31, 1996. As of December 31, 1996, the Company had an accumulated deficit of $57.5 million. As of December 31, 1996, the Company had cash, cash equivalents and marketable securities of $444.2 million, total assets of $879.6 million, long-term debt (net of current portion) of $552.8 million and paid-in capital of $349.3 million. See "Capitalization."



     Initially, the Company's revenues were derived primarily from end user to end user private line connections and from a variety of access services including: (i) access between IXCs, (ii) access between end users and IXCs,
(iii) collocated special access and (iv) collocated POP to ILEC switched access transport. The Company is expanding its revenue base by entering new markets, by continuing to develop and add to its existing systems and by continuing to add capabilities to offer switched services and local dial tone, centrex, switched access origination and termination services and desktop products. The Company is also adding capabilities to provide other enhanced services, such as high speed video conferencing, frame relay and ATM-based packet transport services and Internet access products, in all of its operating networks by the end of 1997. See "Business of the Company -- Current Products and Services" and "-- Planned Products and Services."


     The Company has assembled an experienced management, sales and operations team with extensive experience and strong contacts within the telecommunications industry. See "Management."

                             CLEC MARKET POTENTIAL

     Industry sources have estimated that the 1995 aggregate revenues of all ILECs approximated $102 billion of which approximately $89 billion was derived from switched services. Initially, CLECs were able to compete for only the non-switched special access/private line services portion of this market (which accounted for an estimated $8.6 billion of ILEC revenues in 1995). Accordingly, the development of competitive networks occurred initially in larger metropolitan areas that have proportionately greater revenue potential for this limited portion of the local exchange market. However, since February 1994, as a result of actions by the FCC requiring ILECs to allow CLECs to connect their networks to the ILECs' networks (the "Interconnection Decisions"), CLECs have also been permitted to compete for the collocated special access and switched access transport/termination services portion of this market (which together accounted for an estimated $13.8 billion of ILEC revenues in 1995). This has enhanced the opportunities for the development of competitive networks in second and third tier cities, which constitute a significant portion of the local exchange market. In addition, most states have taken regulatory and legislative action to open their markets to local exchange competition. The Company expects that continuing pro-competitive regulatory changes, including those mandated by the Telecommunications Act of 1996, together with increasing customer demand, will create more opportunities to introduce additional services, expand the Company's networks and address a larger customer base. The Company also expects that access revenues from IXCs will increase as the IXCs move their access business away from the ILECs (which are seeking the regulatory approvals necessary to compete with the IXCs in providing long distance service) to competitive providers of local telecommunications services. On October 15, 1996, the United States Court of Appeals for the Eighth Circuit issued a partial stay, pending a hearing on the merits, of FCC rules that had been scheduled to come into effect on October 1, 1996 that set forth the amounts that ILECs can charge CLECs and other telecommunications providers for access to the ILEC's networks. However, in this ruling, which applies solely to pricing issues and the so-called "pick and choose" rules, the Court did not stay the effectiveness of the FCC rules requiring interconnection. As a result, the stay is not expected to have any material effect on the Company's existing interconnection agreements with ILECs or the pricing provisions thereof. See "Regulatory Overview -- Federal Regulation."

                               CORPORATE STRATEGY

     The Company's goal is to become the primary full service provider of competitive local telecommunications services to IXCs, ISPs, wireless carriers and business, government and institutional end users in selected cities by offering superior products with excellent customer service at prices below those charged by the ILECs. The principal elements of the Company's strategy include:


          TARGET SECOND AND THIRD TIER MARKETS. The Company believes that continuing pro-competitive regulatory changes and the broadening range of services that can be offered by CLECs present attractive opportunities for new CLEC entrants in second and third tier markets where there are typically fewer CLEC competitors than in first tier markets and where the ILECs generally have placed a lower priority on installing fiber optic systems comparable to those being installed by the Company. As an early entrant in selected second and third tier markets, the Company believes it can attain a leadership position by securing needed franchises and rights-of-way, installing robust state-of-the-art CLEC networks and facilities (i.e., networks which are capable of reaching at least 70% to 80% of identified business end-users in the market and most, if not all, of the ILEC's central offices) and establishing customer relationships with IXCs, ISPs, wireless carriers and business, government and institutional end users that will enable it to take advantage of the attractive potential growth rates for local exchange service revenues in those markets. The Company is also pursuing opportunities in selected first tier markets in conjunction with operating agreements with the Company's major IXC customers (see "Build on strategic relationships" below).

          AGGRESSIVELY PURSUE SWITCHED SERVICES OPPORTUNITY. The Telecommunications Act of 1996 mandates that ILECs throughout the U.S. enter into arrangements with competitors such as the Company for central office collocation and unbundling of local services. The Company believes that implementation of these and other pro-competitive policies creates favorable opportunities to pursue more aggressively the provision of local switched services. At December 31, 1996, the Company had a total of 20 digital telephone switches installed serving a total of 24 of its operating networks, and the Company plans to leverage its networks and customer relationships by offering local dial tone, switched access termination and origination services, centrex and desktop products in all of its networks. The Company has increased the number of CLEC lines in service from 3,187 at December 31, 1995 (on a pro forma basis giving effect to the City Signal Acquisition) to 21,013 at December 31, 1996, with annualized CLEC revenues increasing from $2.5 million based on December 1995 revenues to $17.4 million based on December 1996 revenues. See "Business of the Company -- Current Products and Services."


          EXPAND ENHANCED SERVICE OFFERINGS. Consistent with its strategy of aggressively pursuing switched services opportunities, the Company is expanding its capabilities to provide flexible, enhanced services that complement its switch-based services. Such enhanced services include, among others, high speed video conferencing, frame relay and ATM-based packet transport services and Internet access products. The Company is currently offering such services in certain markets and expects to offer such services in all of its operating networks by the end of 1997. The Company also plans to continue to upgrade and add to its systems and services as technology and regulations permit. See "Business of the Company -- Planned Products and Services."

          CONTINUE TO BUILD OUT EXISTING SYSTEMS. The Company strives to build a sufficient revenue base in each of its systems to generate the cash flow necessary to enable it to devote more resources to developing and expanding its systems as opposed to funding initial operating losses. As a result of favorable regulatory developments and the Company's initial favorable experiences with the provision of local switched services, the Company has determined to more rapidly develop and expand its systems. Its plans include increasing the number of cities served, expansion of its existing networks and accelerating the deployment of switches and ILEC central office collocations. The Company believes that its access to significant capital and technical resources and its ongoing efforts to develop close working relationships with its IXC customers (see "--Build on strategic relationships" below) will enable it to more rapidly develop and expand its systems, add to its service offerings and establish the strong customer relationships necessary to solidify its competitive position in its selected markets.


          CONTINUE TO INCREASE THE NUMBER OF CITIES SERVED. The Company has achieved its long-held strategic objective of having systems in operation or under construction in a total of 30 cities by the end of 1996. The Company plans to have systems in operation or under construction in a total of 40 cities by the end of 1997 and a total of 50 cities by the end of 1998. The Company's expansion into additional cities is expected to be accomplished by the acquisition of existing networks as well as the development of new networks. See "Business of the Company -- Network Acquisition, Development and Design" and "-- Network Construction." By adding networks, the Company believes it can increase revenues and obtain economies of scale in its operating costs.



          BUILD ON STRATEGIC RELATIONSHIPS. In order to capitalize on the competitive dynamics of the changing IXC/ILEC relationships, the Company has established close business alliances with major IXCs, including joint ventures and preferred vendor relationships. In accordance with this strategy, (1) the Company and MCImetro Access Transmission Services, Inc. ("MCImetro"), a wholly-owned subsidiary of MCI Communications Corporation ("MCI"), have entered into agreements which provide that, until September 30, 2001, the Company will be MCImetro's preferred provider of certain local access services in a number of the Company's markets and pursuant to which MCImetro has acquired 958,720 shares of the Company's Common Stock,

     (2) the Company has concluded a national preferred vendor agreement with AT&T Communications, Inc. ("AT&T Communications"), a wholly-owned subsidiary of AT&T Corp. ("AT&T"), pursuant to which the Company has become AT&T Communications' preferred supplier of local access services in most of the Company's markets, and (3) in February 1997, the Company concluded an agreement with AT&T pursuant to which the Company will provide switched access origination and termination of AT&T's long distance customer calls through the Company's local networks in most of the Company's markets. The Company believes preferred vendor relationships with IXCs provide opportunities to leverage its partners' sales channels and market support to sell the Company's products and services and expand the Company's potential revenue base. In addition, the Company believes that relationships with IXCs facilitate its entry into new markets by providing access between the IXCs and their customers. The Company has organized a national account marketing organization to manage such relationships. The Company believes this marketing effort, along with its number of cities served, financial resources and telecommunications expertise, position it well to develop and maintain these strategic relationships. See "Business of the Company -- Strategic Relationships."


          LEVERAGE UPON GLA'S SIGNIFICANT TELECOMMUNICATIONS INFRASTRUCTURE CAPABILITIES. GLA International, Inc. ("GLA"), a wholly-owned subsidiary of the Company, offers a full range of consulting, management, engineering and information system solutions for telecommunications companies. GLA provides a full range of network engineering, construction, design and strategic planning services, as well as financial and management software products, including specifically designed software for billing systems, toll rating, plant records and financial applications. GLA's capabilities also serve as an internal source for the telecommunications infrastructure support needed for the Company's CLEC business.

                              RECENT DEVELOPMENTS


     In the third quarter of 1996, the Company completed two acquisitions of long distance service providers for small and medium-sized business customers in California to complement its existing long distance and facilities management resale businesses. Effective July 1, 1996, the Company acquired the stock of ALD Communications, Inc. ("ALD"), a switchless reseller of long distance services and a shared tenant service provider of telecommunications services primarily to customers in the San Francisco, California area with aggregate annualized revenues of approximately $6.4 million, based on August 1996 results. Effective September 1, 1996, the Company also acquired Bittel Telecommunications Corporation ("Bittel"), a switch-based long distance reseller serving the San Francisco and Los Angeles markets with annualized revenues of approximately $9 million, based on July 1996 results. By acquiring ALD and Bittel, the Company not only added businesses that complement its own long distance and facilities management resale businesses but was also able to increase its end user sales force.



     The Company believes that Internet and Intranet products and services complement the Company's existing telecommunications services and present the Company with potential revenue opportunities, through both the retention of existing customers and the addition of new customers. To pursue such opportunities, on June 25, 1996, the Company formed a strategic alliance with Verio, Inc., formerly known as World-Net Access, Inc. ("Verio"), a consolidator of ISPs. The Company has invested a total of $20 million for a 25.5% fully-diluted interest in Verio, and it is possible that the Company may commit additional funds in furtherance of this strategic alliance. The Company intends that both companies will seek ways to work together to provide customer oriented Internet and Intranet communications solutions. The Company plans to develop and offer a wide range of Internet-related services to users of Verio's national ISP network, including various dial-up and dedicated Internet access options.


     In accordance with the provisions of the agreements between the Company and MCImetro (see "Corporate Strategy -- Build on strategic relationships" above), on October 10, 1996, MCImetro exchanged the agreed value of its investments in subsidiaries of the Company for 958,720 shares of the Company's Common Stock.


     On November 7, 1996, the Company raised net proceeds of approximately $217.2 million through the sale of $400.0 million aggregate principal amount of 11 7/8% Senior Discount Notes due November 1, 2006 (the "11 7/8% Senior Discount Notes"). See "Financing Plan -- Debt Financing" below.


     On November 12, 1996, AT&T Credit Corporation ("AT&T Credit") exchanged the agreed value of its investments in certain subsidiaries of the Company made in connection with certain loans to the Company (see "Financing Plan -- Debt Financing" below) for an aggregate of 234,260 shares of the Company's Common Stock.


     On February 7, 1997, the Company concluded definitive agreements for the acquisition of the Phoenix FiberLink assets and networks in operation and under construction in Salt Lake City, Utah and Reno, Nevada, together with Phoenix FiberLink's operating rights in Boise, Idaho. The Salt Lake network interconnects locations in the greater Salt Lake City, Utah area with approximately 66 route miles of optical fiber cable in operation or under construction. In Reno, Phoenix FiberLink interconnects locations in the greater Reno, Nevada area with approximately 31 route miles of optical fiber cable plant in operation or under construction. The Company plans to interconnect the Reno network with the Company's existing 24 mile network in Reno. In Boise, Phoenix FiberLink has performed the initial design and development for the construction and operation of a 21-mile fiber optic telecommunications network. The definitive agreements provide for the purchase price to be partially paid through the issuance by the Company of an aggregate of 600,000 shares of Common Stock valued at $26.2125 per share. The transaction is subject to regulatory approvals.



     On February 25, 1997, the Company and MaineCom Services, Inc. ("MaineCom"), a subsidiary of Central Maine Power Company, formed a joint venture company, owned 60% by the Company and 40% by MaineCom, for the purposes of constructing, owning, operating and developing networks initially in Portland, Maine and Nashua and Manchester, New Hampshire and other markets in Maine and New Hampshire as may be agreed upon by the Company and MaineCom in the future.


                                 FINANCING PLAN

     The Company believes its financing plan will enable it to implement the pace and scope of its business strategy. To date, the Company has raised financing primarily from the following sources:


          EQUITY CAPITAL. Through its May 1996 initial public offering (the "IPO") and two previous rounds of private equity financing, the Company raised approximately $292.3 million. Total contributed capital as of December 31, 1996 of $349.3 million reflects such public and private financing as well as equity capital received in connection with the City Signal Acquisition and the merger with BTC, and the issuance of 1,192,980 shares in exchange for minority investments in the Company's subsidiaries and 1,569,599 shares upon exercise of warrants and options. In connection with an underwritten public offering on February 5, 1997 by certain of the Company's stockholders of 6,723,429 shares of Common Stock (the "Secondary Offering"), the Company raised net proceeds of approximately $24.0 million through the sale of 1,008,514 shares of Common Stock issued upon exercise of an option by the underwriters to cover over-allotments. See "Business of the Company -- Strategic Relationships," "Capitalization," "Management -- Executive Compensation -- Stock Option Plan" and "Certain Relationships and Related Transactions."


          DEBT FINANCING. On November 7, 1996, the Company completed the issuance and sale of the 11 7/8% Senior Discount Notes, for which the Company received proceeds net of underwriting discounts of approximately $217.2 million (the "11 7/8% Senior Discount Note Offering"). On February 26, 1996, the Company completed the issuance and sale of $425.0 million aggregate principal amount of 10 7/8% Senior Discount Notes due March 1, 2006 (the "10 7/8% Senior Discount Notes" and, together with the 11 7/8% Senior Discount Notes, the "Senior Discount Notes"), for which the Company received proceeds net of underwriting discounts of approximately $241.0 million. The Company has also obtained secured financing under a line of credit from AT&T Credit, which totals $50.0 million (the "AT&T Credit Facility"), and a $10 million secured revolving line of credit for a subsidiary from Fleet National Bank (the "Bank Credit Facility"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     Historically, the Company has funded in advance its expected capital needs for network construction and acquisition, as well as its needs for the development and expansion of its networks. Following initial market entry, the Company's capital deployment plans for the development and expansion of its networks have been largely demand driven, including capital spending necessary to take full advantage of the opportunities presented in the switched services portion of the marketplace. The Company recently revised its network development plans to provide for the Company to (i) increase the geographic reach and robustness of its networks to allow the Company to serve a significantly higher percentage of its markets by extending its networks to serve most, if not all, of the ILEC's central offices in its markets and (ii) more rapidly deploy switches with full capabilities for local dial tone and switched access termination and origination services. The Company's estimate of capital spending during 1997 to fund the development and expansion of the Company's existing networks is approximately $400 million. Such capital needs, including, the Company's necessary working capital, can be funded from the Company's existing cash balances.



     The Company's longer-term strategy contemplates that the Company will have networks serving a total of 50 cities in operation or under construction by the end of 1998, which will require substantial additional capital. The Company's expansion into additional cities is expected to be accomplished by the acquisition of existing networks as well as the development of new networks. The Company will continue to evaluate additional revenue opportunities in each of its markets and other strategic initiatives, and, as attractive additional opportunities may develop, the Company plans to make additional capital investments in its networks that might be required to pursue such opportunities, such as costs required to extend a network or install additional electronics to meet specific customer requirements. The Company expects to meet its additional capital needs with the proceeds from the issuance and sale of additional equity securities, additional borrowings under existing and future credit facilities and joint ventures. However, there can be no assurance that the Company will be able to generate or raise sufficient capital to enable it to fully realize all of its strategic objectives.


     The Company's expectations of required future capital expenditures are based on the Company's current estimates. There can be no assurance that actual expenditures will not be significantly higher or lower. See "Risk Factors -- Significant Future Capital Requirements; Substantial Indebtedness" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


                                  ACQUISITIONS



     Consistent with its acquisition strategy, the Company continually evaluates possible acquisitions of additional telecommunications systems. From time to time, the Company may enter into binding or nonbinding letters of intent, or definitive agreements, to acquire particular businesses or properties. The shares of Common Stock offered by this Prospectus (and other securities convertible into, or exercisable for, shares of Common Stock) may be offered and issued in connection with such acquisitions. The consideration offered by the Company in such acquisitions, in addition to the shares of Common Stock offered by this Prospectus, may include cash, debt or other securities (which may be convertible into, or exercisable for, shares of Common Stock of the Company covered by this Prospectus), and assumption by the Company of liabilities of the businesses acquired. The Company has not received and does not expect to receive any cash proceeds (other than working capital of acquired businesses) in connection with any such issuances of Common Stock.



     It is contemplated that the terms of acquisitions will be determined by negotiations between the Company and the owners and operators of the businesses or properties to be acquired, with the Company taking into account the past and potential earning power and growth of the businesses or properties acquired and other relevant factors, and it is anticipated that shares of Common Stock issued in acquisitions will generally be valued at prices reasonably related to the market value of the Common Stock either at the time the terms of the acquisition are tentatively agreed upon or at or about the time or times of delivery of the shares or other securities.


                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS


     The statements contained in this Prospectus which are not historical facts are forward-looking statements that involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements, such as the Company's plans to have systems in operation or under construction in a total of 40 cities by the end of 1997 and 50 cities by the end of 1998 and its expectations for required future capital expenditures, are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the Company's ability to access markets, identify, finance and complete suitable acquisitions, design fiber optic backbone routes, install cable and facilities, including switching electronics, and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as favorable regulatory, legislative and judicial developments.


                                  THE OFFERING

Common Stock offered................     10,000,000 shares

Common Stock outstanding(1).........     32,672,579 shares

Nasdaq National Market symbol.......     BFPT
---------------

(1) As of February 28, 1997; excludes 3,244,821 shares of Common Stock issuable upon exercise of stock options and warrants outstanding at February 28, 1997, of which 1,662,288 shares were subject to warrants and options exercisable within 60 days at a weighted average exercise price of $14.48 per share. See "Description of Capital Stock."


                                  RISK FACTORS

     Prospective investors should carefully consider the matters set forth under "Risk Factors" on pages 13 through 18.

                          ADDRESS AND TELEPHONE NUMBER

     The Company's principal executive offices are located at 425 Woods Mill Road South, Suite 300, Town & Country, Missouri 63017, and its telephone number is (314) 878-1616.

      SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OTHER OPERATING DATA


     The summary financial data presented below (other than the pro forma data) as of and for the years ended December 31, 1996, 1995 and 1994 are derived from and qualified by reference to the audited consolidated financial statements of the Company contained herein. The Company's consolidated financial statements as of December 31, 1996, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1996, have been audited by KPMG Peat Marwick LLP, independent auditors. All of the summary financial data should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and notes thereto contained elsewhere in this Prospectus.



                                                                      YEAR ENDED DECEMBER 31,
                                                                -----------------------------------
                                                                 1994         1995          1996
                                                                 ----         ----          ----
                                                                 (AMOUNTS IN THOUSANDS EXCEPT PER
                                                                      SHARE DATA AND RATIOS)
STATEMENT OF OPERATIONS DATA:
Telecommunications service revenue..........................    $ 2,809    $   14,160    $   45,574
Costs and expenses:
  Service costs.............................................      1,557         7,177        21,468
  Selling, general and administrative expenses..............      3,966        11,405        38,596
  Depreciation and amortization.............................        663         4,118        16,296
                                                                -------    ----------    ----------
                                                                  6,186        22,700        76,360
Loss from operations........................................     (3,377)       (8,540)      (30,786)
Interest and other income (expense), net....................       (598)       (2,096)      (14,647)
                                                                -------    ----------    ----------
  Net loss before minority interests........................     (3,975)      (10,636)      (45,433)
                                                                -------    ----------    ----------
  Minority interests(1).....................................         78         1,085         1,590
                                                                -------    ----------    ----------
  Net loss..................................................    $(3,897)   $   (9,551)   $  (43,843)
                                                                =======    ==========    ==========
Pro forma net loss per share(2).............................         --    $     (.49)   $    (1.71)
                                                                =======    ==========    ==========
Pro forma weighted average number of shares
  outstanding(2)............................................         --    19,523,584    25,627,328
                                                                =======    ==========    ==========
OTHER DATA:
  EBITDA(3).................................................    $(2,714)   $   (4,422)   $  (14,490)
  Capital expenditures, including acquisitions of
    businesses, net of cash.................................     42,362        41,518       221,520

                                                        AS OF          AS OF         AS OF          AS OF          AS OF
                                                     DECEMBER 31,    MARCH 31,     JUNE 30,     SEPTEMBER 30,   DECEMBER 31,
                                                         1995          1996          1996           1996            1996
                                                     ------------    ---------     --------     -------------   ------------
                                                                    (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
                                                                      (AMOUNTS IN THOUSANDS EXCEPT RATIOS)
BALANCE SHEET DATA:
  Cash and cash equivalents........................    $ 59,913      $253,796      $256,224       $203,034        $261,880
  Marketable securities............................          --        25,159       150,178        126,634         182,304
  Working capital..................................      57,913       264,772       402,920        325,266         435,225
  Total assets.....................................     146,610       449,135       633,825        637,350         879,581
  Long-term debt, less current portion.............      43,977       298,529       306,391        314,440         552,810
  Paid-in capital..................................          --       145,569(4)    330,963(4)     331,179(4)      349,341(4)
  Total stockholders' equity(5)....................      93,455       125,264       300,535        290,759         291,834



                                                AS OF
                                             DECEMBER 31,          AS OF          AS OF          AS OF          AS OF
                                          ------------------     MARCH 31,      JUNE 30,     SEPTEMBER 30,   DECEMBER 31,
                                           1994       1995          1996          1996           1996            1996
                                           ----       ----       ---------      --------     -------------   ------------
                                             (UNAUDITED)        (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
NETWORK DATA:
  Cities in operation...................        5         11            13            18             22              23
  Cities under construction.............        6         10            12             8              8               7
  On-net buildings connected............       62        216           495           644            734             883
  Route miles...........................      107        262           506           705            787           1,059
  Fiber miles...........................    6,437     17,111        26,659        43,152         50,572          71,292
  VGE circuits(6).......................   59,208    122,617       165,122       243,171        358,640         516,743
  Switches installed....................       --          1             3             9             17              20
  CLEC lines in service.................       --      3,187(7)      5,802         9,226         13,107          21,013
  Employees.............................       89        165           456           571            711             789


---------------

 (1) Minority interests represent the ownership interests of minority investors in certain of the Company's subsidiaries, all of which were exchanged for an aggregate of 1,192,980 shares of Common Stock during the fourth quarter of fiscal 1996.


 (2) Pro forma net loss per share has been computed using the number of shares of Common Stock and Common Stock equivalents outstanding. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, shares issued at prices below the May 1996 initial public offering price of $27.00 per share, and stock options and warrants granted with exercise prices below the initial public offering price during the twelve-month period preceding the date of the initial filing of the Company's Registration Statement relating to the IPO have been included in the calculation of Common Stock equivalent shares for the nine months ended September 30, 1996, using the treasury stock method, as if such shares, options and warrants were outstanding for all of 1995 and for the entire six-month period ended June 30, 1996. Subsequent to this period, the weighted average number of shares was based on Common Stock outstanding and does not include common stock equivalents as their inclusion would be anti-dilutive.


 (3) EBITDA consists of net income (loss) before minority interests, interest, income taxes, depreciation and amortization. It is a measure commonly used in the telecommunications industry and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow in accordance with generally accepted accounting principles. See the Company's Consolidated Statements of Cash Flows appearing elsewhere in this Prospectus.


 (4) Amount represents the total of Common Stock, additional paid-in capital, and Common Stock subject to redemption.


 (5) Amount represents paid-in capital less accumulated deficit. See note (4) above.


 (6) Voice grade equivalent circuits.


 (7) On a pro forma basis giving effect to the City Signal Acquisition.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating the Company and its businesses before purchasing the shares of Common Stock offered hereby.

LIMITED HISTORY OF OPERATIONS; NEGATIVE CASH FLOW AND OPERATING LOSSES

     The Company was formed in November 1993. At January 1, 1996, only three of the Company's networks that the Company acquired had been in operation for more than 24 months. Prospective investors, therefore, have limited historical financial information about the Company upon which to base an evaluation of the Company's performance and an investment in shares of Common Stock of the Company. Given the Company's limited operating history, there is no assurance that it will be able to generate sufficient cash flow to service its debt and to compete successfully in the telecommunications business.


     The development of the Company's businesses and the acquisition, installation and expansion of its networks require significant expenditures, a substantial portion of which are made before any revenues may be realized. Such capital expenditures are expected to increase as the Company decides to pursue opportunities created by the accelerated pace of regulatory changes designed to open local exchange markets to CLEC competition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business of the Company -- CLEC Market Potential." These expenditures, together with the associated early service costs, result in negative cash flow and operating losses until an adequate revenue base may be established. There can be no assurance that an adequate revenue base will be established in each of the Company's systems. The Company's operations have resulted in earnings (losses) before minority interests, interest, taxes, depreciation and amortization (EBITDA) of ($2.7) million for the year ended December 31, 1994, ($4.4) million for the year ended December 31, 1995 and ($14.5) million for the year ended December 31, 1996. As of December 31, 1996, the Company had an accumulated deficit of approximately $57.5 million. EBITDA is a measure commonly used in the telecommunications industry and is presented to assist in an understanding of the Company's operating results. It is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles. Certain of the expenditures are expensed as incurred, while certain other expenditures are capitalized. The Company will continue to incur expenditures in connection with the acquisition, development and expansion of its networks, services and customer base. There can be no assurance that the Company will achieve or sustain profitability or generate sufficient positive cash flow to service its debt.


SIGNIFICANT FUTURE CAPITAL REQUIREMENTS; SUBSTANTIAL INDEBTEDNESS


     Expansion of the Company's existing networks and services, the acquisition and development of new networks and services and the funding of initial operating losses will require significant capital expenditures. The Company plans to have systems in operation or under construction in a total of 40 cities by the end of 1997 and 50 cities by the end of 1998. The Company has deployed switches serving substantially all of the Company's operating networks. The Company is also adding capabilities to provide enhanced services such as high speed video conferencing, frame relay and ATM-based packet transport services and Internet access products and expects to offer such services in all of its operating networks by the end of 1997. The Company currently intends to fund its expansion to 40 networks and the deployment of switches in all of such networks with full capabilities for local dial tone and switched access termination and origination services, from the Company's existing cash balances and the net proceeds of additional financings to be obtained in the future and through joint ventures. The Company's growth into 50 cities and additional funds to support other strategic initiatives will require substantial additional capital. The Company will continue to evaluate additional revenue opportunities in each of its markets and, as attractive additional opportunities may develop, the Company plans to make additional capital investments in its networks that might be required to pursue such opportunities. The Company expects to meet such additional capital needs with additional borrowings under existing and future credit facilities, proceeds from the sale of additional equity securities and joint ventures. There can be no assurance, however, that the Company will be successful in raising sufficient additional debt or equity capital on terms that it will consider acceptable or that the Company's operations will produce positive consolidated cash flow in sufficient amounts. Failure to raise and generate sufficient funds may require the Company to delay or abandon some of its planned future expansion or expenditures, which could have a material adverse effect on the Company's growth and its ability to compete in the telecommunications services industry.

     The Company's expectations of required future capital expenditures are based on the Company's current estimates. There can be no assurance that actual expenditures will not be significantly higher or lower.


     At December 31, 1996, (i) the total amount of outstanding liabilities of the Company (parent only), including trade payables, was $565.7 million, of which $50 million represented secured obligations, and (ii) the total amount of outstanding liabilities of the Company's subsidiaries, including trade payables, was $22.1 million, of which $755,000 represented secured obligations. The Company expects to fund at least a portion of its capital needs through additional borrowings, and there can be no assurance as to the Company's ability to service its existing or future indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


HOLDING COMPANY STRUCTURE

     The Company is a holding company which derives substantially all of its revenues from its subsidiaries. As such, the Company is dependent to some extent upon dividends and other payments from its subsidiaries to generate the funds necessary to meet its cash obligations. The ability of the Company's subsidiaries to make such payments will be subject to, among other things, the availability of sufficient surplus funds and restrictive covenants in debt agreements that may restrict the ability of certain subsidiaries to pay dividends to the Company. However, the Company does not believe that such restrictions will have a material impact on the Company's ability to meet its cash obligations. See "-- No Dividends" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RISKS ASSOCIATED WITH IMPLEMENTATION OF GROWTH STRATEGY

     The expansion and development of the Company's operations will depend, among other things, on the Company's ability to assess markets, identify, finance and complete suitable acquisitions, design fiber optic network backbone routes, install cable and facilities, including switches, and obtain rights-of-way, building access rights and any required government authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. As a result, there can be no assurance that the Company will be able successfully to expand its existing networks or acquire or develop new networks in a timely manner in accordance with its strategic objectives.

     The Company expects to continue to enhance its systems in order to offer its customers switched access termination and origination services and local dial tone, centrex and desk top products, as well as other enhanced services in all of its systems as quickly as practicable and as permitted by applicable regulations. The Company believes its ability to offer, market and sell these additional products and services will be important to the Company's ability to meet its long term strategic growth objectives, but is dependent on the Company's ability to obtain the needed capital, favorable regulatory, legislative and judicial developments and the acceptance of such products and services by the Company's customers. No assurance can be given that the Company will be able to obtain such capital or that such developments or acceptance will occur.

RISKS ASSOCIATED WITH POSSIBLE ACQUISITIONS

     The Company expects a substantial part of its future growth will come from acquisitions. The acquisition of additional systems will depend on the Company's ability to identify suitable acquisition candidates, to negotiate acceptable terms for their acquisition and to finance any such acquisitions. The Company will also be subject to competition for suitable acquisition candidates. Any acquisitions, if made, could divert the resources and management time of the Company and would require integration with the Company's existing networks and services. As a result, there can be no assurance that any such acquisitions will occur or that any such acquisitions, if made, would be made in a timely manner or on terms favorable to the Company or would be successfully integrated into the Company's operations.

COMPETITION

     In each of the cities served by the Company's networks, the services offered by the Company compete principally with the services offered by the ILEC serving that area. ILECs have long-standing relationships with their customers, have the potential to subsidize competitive services from monopoly service revenues, and benefit from favorable state and federal regulations. While the FCC's Interconnection Decisions and the Telecommunications Act of 1996 provide increased business opportunities to CLECs such as the Company, they also provide the ILECs with increased pricing flexibility for their services and other regulatory relief, which could also have a material adverse effect on CLECs, including the Company. If the ILECs are allowed by regulators to lower their rates for their services, engage in substantial volume and term discount pricing practices for their customers, or seek to charge CLECs substantial fees for interconnection to the ILECs' networks, the income of CLECs, including the Company, could be materially adversely affected.

     The Company also faces, and expects to continue to face, competition from other current and potential market entrants, including other CLECs, AT&T, MCI, Sprint Corporation ("Sprint"), WorldCom, Inc. ("WorldCom") and other IXCs, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end users. In January 1994, MCI announced that its MCImetro unit would invest more than $2.0 billion in fiber optic rings and local switching equipment in major metropolitan markets in the United States to provide direct connection to its customers and to provide alternative local telephone services to other IXCs. The recently announced acquisition of MCI by British Telecommunications could increase the resources available to MCI for the above purposes. AT&T has also indicated its intention to offer local telecommunications services in certain U.S. markets, either directly or in conjunction with CLECs or cable operators, and WorldCom and MFS Communications Company, Inc. ("MFS Communications"), a major CLEC, completed a merger on December 31, 1996. A continuing trend toward combinations and strategic alliances in the telecommunications industry, including potential consolidation among RBOCs, or among CLECs in second and third tier cities, or transactions between telephone companies and cable companies outside of the telephone company's service area, or between IXCs and CLECs, could give rise to significant new competitors.

     The Company believes that various legislative initiatives, including the Telecommunications Act of 1996, as well as a recent series of completed and proposed transactions between ILECs, IXCs and cable companies, increase the likelihood that barriers to local exchange competition will be removed more quickly than had earlier been anticipated. The introduction of such competition, however, also means that ILECs may be authorized to provide long distance services under provisions of the Telecommunications Act of 1996 more quickly than had earlier been anticipated. When ILECs are permitted to provide such services, they will ultimately be in a position to offer single source service. See "Regulatory Overview."

     The Company also competes with equipment vendors and installers, and telecommunications management companies with respect to certain portions of its business.

     Many of the Company's current and potential competitors have financial, personnel and other resources substantially greater than those of the Company, as well as other competitive advantages over the Company. See "Competition" for more detailed information on the competitive environment faced by the Company.

DEPENDENCE ON BUSINESS FROM IXCS


     For the year ended December 31, 1996, approximately 22% of the Company's consolidated revenues were attributable to access services provided to IXCs. Approximately 13% of such consolidated revenues were attributable to services provided to MCI and its affiliates. The loss of access revenues from IXCs in general or the loss of MCI as a customer could have a material adverse effect on the Company's business. See "Business of the Company -- Strategic Relationships" and "-- Sales and Marketing -- Wholesale Customers."


     In addition, the Company's growth strategy assumes increased revenues from IXCs following the deployment of switches on its networks and the provision of switched access origination and termination services. There is no assurance that the IXCs will continue to increase their utilization of the Company's services, or will not reduce or cease their utilization of the Company's services, which could have a material adverse effect on the Company.

REGULATION

     The Company is subject to varying degrees of federal, state and local regulation. The Company is not currently subject to price cap or rate of return regulation, nor is it currently required to obtain FCC authorization for the installation, acquisition or operation of its network facilities. However, the FCC has determined that non-dominant carriers, such as the Company and its subsidiaries, are required to file interstate tariffs on an ongoing basis. The Company's subsidiaries that provide intrastate services are also generally subject to certification and tariff filing requirements by state regulators. Challenges to these tariffs by third parties could cause the Company to incur substantial legal and administrative expenses. Although the trend in federal and state regulation appears to favor increased competition, no assurance can be given that changes in current or future regulations adopted by the FCC or state regulators or other legislative or judicial initiatives relating to the telecommunications industry would not have a material adverse effect on the Company. In particular, the Company's belief that the entire $102 billion local exchange market will open to CLEC competition depends upon continued favorable pro-competitive regulatory changes, and the ability of the Company to compete in these new market segments may be adversely affected by the greater pricing flexibility and other regulatory relief granted to ILECs under the Telecommunications Act of 1996. The partial stay of recent FCC rules that set forth the amounts that ILECs can charge CLECs for access to the ILEC's networks may slow the pace of open competition initiatives and result in individual states having a more prominent role in the opening of local exchange markets to competition. However, the Company believes that the partial stay will not have any material adverse effect on the Company because the Company has in effect (or expects to have in effect after state PUC arbitrations expected to be completed by early 1997) interconnection agreements with the ILECs in all of its markets. See "Regulatory Overview" for more detailed information on the regulatory environment in which the Company operates.

NEED TO OBTAIN AND MAINTAIN PERMITS AND RIGHTS-OF-WAY

     In order to acquire and develop its networks, the Company must obtain local franchises and other permits, as well as rights to utilize underground conduit and pole space and other rights-of-way from entities such as ILECs and other utilities, railroads, long distance providers, state highway authorities, local governments and transit authorities. The Telecommunications Act of 1996 requires that local governmental authorities treat telecommunications carriers in a competitively neutral, non-discriminatory manner, and that most utilities, including most ILECs and electric companies, afford CLECs access to their poles and conduits and rights-of-way at reasonable rates on non-discriminatory terms and conditions. There can be no assurance that the Company will be able to maintain its existing franchises, permits and rights or to obtain and maintain the other franchises, permits and rights needed to implement its business plan on acceptable terms. Although the Company does not believe that any of the existing arrangements will be cancelled, or will not be renewed, as needed, cancellation or non-renewal of certain of such arrangements could materially adversely affect the Company's business in the affected city. In addition, the failure to enter into and maintain any such required arrangements for a particular network, including a network which is already under construction, may affect the Company's ability to develop that network. See "Business of the Company -- Network Construction."

RAPID TECHNOLOGICAL CHANGES

     The telecommunications industry is subject to rapid and significant changes in technology. While the Company believes that for the foreseeable future these changes will neither materially affect the continued use of optical fiber telecommunications networks nor materially hinder the Company's ability to acquire necessary technologies, the effect of technological changes on the businesses of the Company cannot be predicted. Thus, there can be no assurance that technological developments will not have a material adverse effect on the Company.

DEPENDENCE ON KEY PERSONNEL

     The Company's businesses are managed by a relatively small number of senior management and operating personnel, the loss of certain of whom could have a material adverse effect on the Company. See "Management." The Company believes that its ability to manage its planned growth successfully will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. None of the Company's key executives has a written employment agreement or non-compete agreement with the Company, nor does the Company maintain key person life insurance on such persons. See "Management" for detailed information on the Company's management and directors.

SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON FUTURE MARKET PRICES


     Sales of substantial numbers of shares of Common Stock in the public market could adversely affect the market price of the Common Stock and make it more difficult for the Company to raise funds or complete acquisitions through future equity issuances. At the request of the representatives of the Underwriters of the Secondary Offering, all shares of Common Stock (including shares issuable upon exercise of outstanding options and warrants to purchase shares of Common Stock) held by the selling stockholders upon completion of the Secondary Offering are subject to contractual agreements pursuant to which such shares cannot be sold, offered for sale or otherwise disposed of until July 30, 1997 without the prior written consent of the designated representative of the Underwriters, except in certain non-public transactions in which the acquiror or acquirors agree(s) to such restrictions. Such stockholders hold an aggregate of approximately 21.65% of the outstanding Common Stock. As a result, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144 under the Securities Act, shares subject to such restrictions will not be saleable until such restrictions expire or their terms are waived by the designated representative of the Underwriters. Assuming the designated representative of the Underwriters does not earlier release such stockholders from such restrictions, on July 30, 1997, an additional 6,994,337 shares will become freely tradeable, and 3,147,282 restricted shares will become eligible for sale pursuant to Rule 144, subject to the volume limitations thereof. From September 24, 1997 through November 15, 1997, an additional 2,667,045 restricted shares will become eligible for sale pursuant to Rule 144, subject to the volume limitations thereof.

NO DIVIDENDS

     The Company does not anticipate paying dividends on the Common Stock for the foreseeable future, and the ability of the Company to pay dividends on the Common Stock is restricted by certain covenants in the Senior Discount Notes. The Company anticipates that it will reinvest its earnings, if any, in the Company's businesses. See "Dividend Policy."

AUTHORIZED BUT UNISSUED STOCK; ANTI-TAKEOVER PROVISIONS


     At February 28, 1997, the Company's Board of Directors had the authority to issue approximately 9.75 million additional shares of Common Stock which had not been reserved for future issuance pursuant to employee benefit plans, outstanding warrants and pending acquisitions and 990,012 shares of undesignated preferred stock and to determine the price, rights, preferences and privileges of those preferred shares without any further vote or action by the stockholders. On February 19, 1997, the Company's Board of Directors approved and recommended for approval by the Company's stockholders at the 1997 Annual Meeting scheduled to be held on April 29, 1997 authorization for the issuance of an additional 100 million shares of Common Stock. The issuance of such shares, while potentially providing desirable flexibility in connection with possible future acquisitions, equity financings and other corporate purposes, might have a dilutive effect on earnings per share and on the equity ownership of holders of the Company's Common Stock and could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company has adopted a Stockholders Protection Rights Plan, and is subject to the anti-takeover provisions of
Section 203 of the General Corporation Law of the State of Delaware which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Furthermore, the Company's Restated Certificate of Incorporation provides that the Board of Directors is divided into three classes with the directors serving staggered three-year terms. Moreover, most of the Company's existing indebtedness and employee stock plans are subject to acceleration in the event of a change-in-control of the Company. Such agreements and provisions could have the effect of delaying, deferring or preventing a change-in-control of the Company by increasing the aggregate cost to potential investors of an acquisition of the Company. See "Description of Capital Stock -- Authorized Stock," "-- Delaware Law and Certain Charter Provisions" and "-- Preferred Stock Purchase Rights."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of December 31, 1996:



                                                                   ACTUAL
                                                                   ------
CASH AND CASH EQUIVALENTS...................................    $261,880,000
MARKETABLE SECURITIES.......................................    $182,304,000
                                                                ------------
TOTAL CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES...    $444,184,000
                                                                ============
LONG-TERM DEBT
  11 7/8% Senior Discount Notes due 2006....................    $229,109,000
  10 7/8% Senior Discount Notes due 2006....................     273,379,000
  Other long-term debt (less current portion)...............      50,322,000
                                                                ------------
     Total..................................................    $552,810,000
COMMON STOCK, SUBJECT TO REDEMPTION OPTION, 2,016,000
  SHARES(1).................................................      25,200,000
STOCKHOLDERS' EQUITY:
  Common Stock, $0.01 par value, 50,000,000 shares
     authorized, 29,066,139 issued and outstanding(2).......         291,000
  Series C Junior Participating Preferred Stock, $0.01 par
     value, 50,000 authorized, none issued or
     outstanding(3).........................................              --
  Additional paid-in capital(4).............................     323,850,000
  Accumulated deficit.......................................     (57,507,000)
                                                                ------------
TOTAL STOCKHOLDERS' EQUITY(5)...............................    $291,834,000
                                                                ------------
TOTAL CAPITALIZATION........................................    $844,644,000
                                                                ============


---------------

(1) Shown as Common Stock, subject to redemption option, because the holder of such shares has the option to require the Company to repurchase all or any of such shares at a price of $12.50 per share on or before February 1, 1998. The holder of such shares has not indicated to the Company that it has any current intention to exercise such option. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



(2) Common Stock outstanding excludes 3,160,046 shares of Common Stock issuable upon exercise of stock options and warrants outstanding at December 31, 1996, of which 1,722,060 shares were subject to warrants and options exercisable within 60 days. See "Management -- Executive
    Compensation -- Stock Option Plan," "Certain Relationships and Related Transactions" and "Description of Capital Stock."



(3) Reserved for issuance upon the exercise of the Company's Preferred Stock Purchase Rights pursuant to the terms set forth in the Company's Rights Agreement dated as of February 29, 1996.



(4) Additional paid-in capital represents the amount of capital in excess of par value.



(5) Total stockholders' equity includes Common Stock subject to redemption.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock trades on the Nasdaq National Market under the symbol "BFPT." The following table sets forth the high and low sale prices of the Common Stock as reported by the Nasdaq National Market for each of the quarters since the Company's May 1996 IPO.

                            1996                                 HIGH      LOW
                            ----                                ------    ------
Second Quarter..............................................    $36.50    $27.75
Third Quarter...............................................     34.00     27.25
Fourth Quarter..............................................     34.25     25.50

                            1997
------------------------------------------------------------
First Quarter (through March 12, 1997)......................     30.00     21.25



     On March 12, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $22.25. As of February 28, 1997, there were approximately 280 stockholders of record of the Common Stock, including participants in security position listings.


                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its capital stock. The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future. The ability of the Company to pay dividends is restricted by covenants contained in the Senior Discount Notes.

     The Company is a holding company whose principal assets are the stock of its operating subsidiaries. The principal internal sources of funds for the Company are distributions from its subsidiaries. The ability of the Company's subsidiaries to make such payments will be subject to, among other things, the availability of sufficient funds and restrictive covenants in debt agreements applicable to certain of such subsidiaries. However, the Company does not believe that any such restrictions have had or will have any material impact on the Company's ability to meet its cash obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND
                              OTHER OPERATING DATA


     The selected financial data presented below (other than the pro forma data) as of and for the years ended December 31, 1996, 1995 and 1994 are derived from and qualified by reference to the audited consolidated financial statements of the Company contained herein. The Company's consolidated financial statements as of December 31, 1996, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1996, have been audited by KPMG Peat Marwick LLP, independent auditors. All of the selected financial data should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and notes thereto contained elsewhere in this Prospectus.



                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                               1994        1995         1996
                                                               ----        ----         ----
                                                              (AMOUNTS IN THOUSANDS EXCEPT PER
                                                                   SHARE DATA AND RATIOS)
STATEMENT OF OPERATIONS DATA:
Telecommunications service revenue..........................  $ 2,809   $   14,160   $   45,574
Costs and expenses:
  Service costs.............................................    1,557        7,177       21,468
  Selling, general and administrative
    expenses................................................    3,966       11,405       38,596
  Depreciation and amortization.............................      663        4,118       16,296
                                                              -------   ----------   ----------
                                                                6,186       22,700       76,360
Loss from operations........................................   (3,377)      (8,540)     (30,786)
Interest and other income (expense), net....................     (598)      (2,096)     (14,647)
                                                              -------   ----------   ----------
  Net loss before minority interests........................   (3,975)     (10,636)     (45,433)
  Minority interests(1).....................................       78        1,085        1,590
                                                              -------   ----------   ----------
  Net loss..................................................  $(3,897)  $   (9,551)  $  (43,843)
                                                              =======   ==========   ==========
Pro forma net loss per share(2).............................  $    --   $     (.49)       (1.71)
                                                              =======   ==========   ==========
Pro forma weighted average number of shares
  outstanding(2)............................................       --   19,523,584   25,627,328
                                                              =======   ==========   ==========
OTHER DATA:
  EBITDA(3).................................................  $(2,714)  $   (4,422)  $  (14,490)
  Capital expenditures, including acquisitions of
    businesses, net of cash.................................   42,362       41,518      221,520

                                                AS OF          AS OF         AS OF          AS OF           AS OF
                                             DECEMBER 31,    MARCH 31,     JUNE 30,     SEPTEMBER 30,   DECEMBER 31,
                                                 1995          1996          1996           1996            1996
                                             ------------    ---------     --------     -------------   ------------
                                                            (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
                                                               (AMOUNTS IN THOUSANDS EXCEPT RATIOS)
BALANCE SHEET DATA:
  Cash and cash equivalents................    $ 59,913      $253,796      $256,224       $203,034        $261,880
  Marketable securities....................          --        25,159       150,178        126,634         182,304
  Working capital..........................      57,913       264,772       402,920        325,266         435,225
  Total assets.............................     146,610       449,135       633,825        637,350         879,581
  Long-term debt, less current portion.....      43,977       298,529       306,391        314,440         552,810
  Paid-in capital..........................          --       145,569(4)    330,963(4)     331,179(4)      349,341(4)
  Total stockholders' equity(5)............      93,455       125,264       300,535        290,759         291,834



                                                      AS OF
                                                   DECEMBER 31,         AS OF         AS OF          AS OF          AS OF
                                                ------------------    MARCH 31,     JUNE 30,     SEPTEMBER 30,   DECEMBER 31,
                                                 1994       1995        1996          1996           1996            1996
                                                 ----       ----      ---------     --------     -------------   ------------
                                                   (UNAUDITED)       (UNAUDITED)   (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
NETWORK DATA:
  Cities in operation.........................        5         11          13            18             22              23
  Cities under construction...................        6         10          12             8              8               7
  On-net buildings connected..................       62        216         495           644            734             883
  Route miles.................................      107        262         506           705            787           1,059
  Fiber miles.................................    6,437     17,111      26,659        43,152         50,572          71,292
  VGE circuits(6).............................   59,208    122,617     165,122       243,171        358,640         516,743
  Switches installed..........................       --          1           3             9             17              20
  CLEC lines in service.......................       --      3,187(7)    5,802         9,226         13,107          21,013
  Employees...................................       89        165         456           571            711             789


---------------

 (1) Minority interests represent the ownership interests of minority investors in certain of the Company's subsidiaries, all of which were exchanged for an aggregate of 1,192,980 shares of Common Stock during the fourth quarter of fiscal 1996.


 (2) Pro forma net loss per share has been computed using the number of shares of Common Stock and Common Stock equivalents outstanding. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, shares issued at prices below the May 1996 initial public offering price of $27.00 per share, and stock options and warrants granted with exercise prices below the initial public offering price during the twelve-month period preceding the date of the initial filing of the Company's Registration Statement relating to the IPO have been included in the calculation of Common Stock equivalent shares for the nine months ended September 30, 1996, using the treasury stock method, as if such shares, options and warrants were outstanding for all of 1995 and for the entire six-month period ended June 30, 1996. For the subsequent period, the weighted average number of shares was based on Common Stock outstanding and does not include common stock equivalents as their inclusion would be anti-dilutive.


 (3) EBITDA consists of net income (loss) before minority interests, interest, income taxes, depreciation and amortization. It is a measure commonly used in the telecommunications industry and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow in accordance with generally accepted accounting principles. See the Company's Consolidated Statements of Cash Flows appearing elsewhere in this Prospectus.


 (4) Amount represents the total of Common Stock, additional paid-in capital, and Common Stock subject to redemption.


 (5) Amount represents paid-in capital less accumulated deficit. See note (4) above.


 (6) Voice grade equivalent circuits.


 (7) On a pro forma basis giving effect to the City Signal Acquisition.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included herewith.


OVERVIEW


     The Company was founded in 1993 and has rapidly become a leading facilities-based provider of competitive local telecommunications services in selected markets within the United States. The Company competes with local exchange carriers by providing high quality, integrated local telecommunications services over fiber optic digital networks to meet the voice, data and video transmission needs of its customers. The Company's customers are principally inter-exchange carriers (IXCs), internet service providers (ISPs), wireless carriers, telecommunications-intensive business, government and institutional end users, and residential customers. The Company offers these customers technologically advanced local telecommunications services as well as superior customer service, flexible pricing and route diversity.



     The Company's goal is to become the primary full-service provider of competitive local telecommunications services to its customers in selected cities by offering superior products with excellent customer service at prices below those charged by the ILECs. The principal elements of the Company's strategy include targeting selected U. S. markets with an emphasis on second- and third-tier markets, aggressively pursuing switched services opportunities, further building out existing systems, and expanding service offerings. The Company provides these services in an expanding number of U. S. markets. As of February 28, 1997, the Company has networks in operation or under construction which serve a total of 36 U. S. cities. The Company plans to expand its network operations to have systems in operation or under construction in a total of 40 cities by the end of 1997 and 50 cities by the end of 1998. As of December 31, 1996, the Company has a total of 20 digital telephone switches installed in its operating networks and plans to leverage its networks and customer relationships by offering local dial tone, switched access termination and origination services, centrex and desktop products. As of December 31, 1996, the Company offers such services and products in substantially all of its operating networks and expects to offer such services and products in all of its currently operating networks by the end of the second quarter of 1997. The Company is also expanding its capabilities to provide flexible enhanced services that complement its switch-based services. Such enhanced services include, among others, high speed video conferencing, frame relay and ATM-based packet transport services, and internet access products. The Company is currently offering such services in certain markets and expects to offer such services in all of its operating networks by the end of 1997.



     Through December 31, 1996, the Company's growth, including its capital expenditure requirements, acquisition financing and working capital, has been principally funded by two senior discount note offerings during 1996, the Company's initial public offering in May of 1996, the Company's $50 million credit facility and two private equity offerings completed prior to 1996.



     In order to capitalize on the competitive dynamics of the changing IXC/ILEC relationships, the Company has established close business alliances with major IXCs, including joint ventures and preferred vendor relationships. In accordance with this strategy, the Company and MCImetro Access Transmission Services, inc. (MCImetro), a wholly-owned subsidiary of MCI Communications Corporation (MCI), have entered into agreements which provide that, until September 30, 2001, the Company will be MCImetro's preferred provider of certain local access services in a number of the Company's markets and pursuant to which MCImetro has acquired an investment in 958,720 shares of the Common Stock. Also, in December 1995, the Company concluded a national preferred vendor agreement with AT&T Communications, Inc. (AT&T Communications), a wholly-owned subsidiary of AT&T Corp. (AT&T), pursuant to which the Company has become AT&T Communications' preferred supplier of local access services in most of the Company's markets. During February 1997, the Company and AT&T announced the expansion of this relationship to include several of the markets in which the Company is in the process of acquiring or constructing networks. In addition, the Company's relationship was further expanded in a new agreement between the Company and AT&T whereby AT&T will begin utilizing the Company's networks to originate and terminate the calls of AT&T customers served by the Company's networks. The Company believes preferred vendor relationships with IXCs provide opportunities to leverage its partners' sales channels and market support to sell the Company's products and services and expand the Company's potential revenue base. In addition, the Company believes that relationships with IXCs facilitate its entry into new markets by providing access between the IXCs and their customers.



     On January 31, 1996, the Company acquired City Signal, Inc., which included networks in operation or under construction in four cities in Michigan and Ohio, including an installed switch in Grand Rapids, Michigan. In addition, effective January 2, 1996, Brooks Telecommunications Corporation (BTC), a founding stockholder of the Company and the previous owner of GLA International (GLA), was merged into the Company. GLA, a wholly-owned subsidiary of the Company, offers a full range of consulting, management, engineering and information system solutions for telecommunications companies. GLA's capabilities also serve as an internal source for the telecommunications infrastructure support needed to facilitate the Company's network growth and penetration of the competitive local exchange company (CLEC) business.



     In July 1996, the Company acquired ALD Communications, Inc. (ALD), a switchless reseller of long distance services and provider of shared tenant services in the Bay area of San Francisco and, effective in September 1996, acquired Bittel Telecommunications Corporation (Bittel), a switch-based reseller of long distance services in Los Angeles and the San Francisco Bay area. By acquiring ALD and Bittel, the Company not only added businesses that compliment its own long distance and facilities management resale operations but was also able to increase its end-user sales force.



     In addition, in February 1997 the Company formed a joint venture for the construction of three networks located in Maine and New Hampshire. The Company has also signed definitive agreements related to the acquisition of networks located in Utah and Nevada, and certain operating rights in Idaho. This transaction is subject to regulatory approval.



     The development of the Company's businesses and the construction, acquisition and expansion of its networks require significant expenditures, a substantial portion of which is incurred before the realization of revenues. These expenditures, together with the associated early operating expenses, result in negative cash flow until an adequate customer base may be established. However, as this customer base grows, the Company expects incremental revenues can be added within operating networks with minimal additional expense, providing significant contributions to cash flow. The Company also incurs ongoing capital expenditures with respect to both existing and new systems which are directly related to the installation of new revenue-producing services.


RESULTS OF OPERATIONS


     The following summary provides revenue, income (loss) from operations and EBITDA(1) of the Company for the periods indicated:



                                                                  1996          1995         1994
                                                                  ----          ----         ----
                                                                          (IN THOUSANDS)
Revenues..................................................        45,574       14,160        2,809
Income (loss) from operations.............................       (30,786)      (8,540)      (3,377)
EBITDA....................................................       (14,490)      (4,422)      (2,714)


---------------

(1) EBITDA consists of net loss before minority interest, interest, income taxes, depreciation and amortization. It is a measure commonly used in the telecommunications industry and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles. See the Company's consolidated financial statements and notes thereto appearing elsewhere herein.



YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995



     REVENUE



     The Company's revenues increased to $45.6 million for 1996 from $14.2 million during 1995, an increase of $31.4 million or 221%. Total annualized monthly revenues increased to approximately $73.4 million based on December 1996 revenues from $15.5 million based on December 1995 revenues. The increase in revenues reflects the impact of the Company's acquisition and development activities, including an increase in the number of networks in operation to 23 from 11 in 1995, and increased utilization of the Company's network facilities arising from the sales of additional services to current and new customers. While access revenues were the most significant contributor to the Company's revenue growth for 1996, the Company's entry into local switched services, in Grand Rapids, Michigan during the first quarter of 1996 and in additional markets during the fourth quarter of 1996, was also a factor. Current annualized monthly local switched service revenues, based on December 1996 revenues, are $17.4 million. Local switched service revenues for the year ended December 31, 1996, totaled $7.8 million.



     Network utilization as reflected in the number of on-net buildings connected to the Company's networks increased 309% during 1996 to 883 as compared to 216 at December 1995. The Company's penetration of buildings to serve additional customers is further augmented by 1,238 off-net buildings resulting in total buildings served of 2,121 at December 31, 1996. VGEs in service increased 321% to 516,743 VGEs as of December 31, 1996, as compared with 122,617 VGEs at the end of 1995. As reflected in CLEC lines in service, network utilization increased to 21,013 lines in service at year-end 1996, as compared to 3,187 lines in service on January 31, 1996 in the Company's acquired Grand Rapids operations. Network development as measured by operational networks has increased to 23 with these networks covering 1,059 route miles at year-end 1996, an increase of 304% from the 262 route miles in service at December 31, 1995. Fiber miles also increased to 71,292 from the 17,111 at December 31, 1996, an increase of 317%. In addition, the Company's aggressive switch deployment plans have enabled the Company to deploy switches to serve 24 of the Company's markets by year-end 1996.


     COSTS AND EXPENSES


     Service costs increased to $21.5 million or 47% of telecommunications services revenue in 1996 from $7.2 million or 51% of telecommunications services revenue in 1995. The increase was due primarily to the impact of the Company's acquisition and development activities, including increasing costs associated with the Company's rapidly growing local exchange services in Grand Rapids and the Company's expanding long distance resale operations. Total service costs directly related to providing local exchange services increased $5.1 million in 1996. The increase in total service costs also includes an increase of $6.8 million related to the direct operating costs of the Company's long distance resale operations. Service costs primarily represent the portion of total operating expenses paid to third parties for unbundled loop charges and other local and long distance service costs, including right-of-way fees. Also included are salaries and benefits associated with the technical operations of the networks and other network costs.



     The Company's selling, general and administrative expenses (SG&A) for the year ended December 31, 1996 were $38.6 million, as compared with SG&A expenses of $11.4 million for the year ended December 31, 1995. The increase was principally due to the increasing number and continued expansion of the Company's networks, including added personnel costs and marketing activities related to the introduction of switched services. There is typically a period of higher SG&A expense and a lag time in the generation of revenues following the acquisition and development of the Company's networks. Management expects SG&A expenses to continue to increase in 1997 as the Company continues to expand its networks, services and marketing activities.



     Depreciation and amortization expense increased to $16.3 million for the year ended December 31, 1996, from $4.1 million for the year ended December 31, 1995 as a result of the continued expansion of the Company's networks and the Company's acquisitions.


     INTEREST INCOME (EXPENSE)


     Interest expense totaling $31.2 million was recorded during the year ended December 31, 1996, as compared to interest expense of $3.7 million for the year ended December 31, 1995. The primary contributor to the substantial increase in interest expense as compared to the prior year is non-cash interest expense totaling $29.8 million primarily attributable to accretion of the Company's senior discount notes (see Liquidity and Capital Resources) issued during 1996. Interest of $2.0 million was capitalized for the year ended December 31, 1996, related to network construction projects. For the years ended December 31, 1996 and 1995, interest income totaling $16.5 million and $1.6 million, respectively, was derived from the Company's available cash and cash equivalents and marketable securities.


     NET LOSS


     For the reasons stated above, the Company's net loss before minority interest increased to $45.4 million in 1996, from $10.6 million in 1995. Minority interests in net losses, representing minority investors' interests in certain of the Company's subsidiaries, totaled $1.6 million and $1.1 million for the years ended December 31, 1996 and 1995, respectively. As a result, the Company's net loss for 1996 was $43.8 million as compared to a net loss of $9.6 million for 1995.


     EBITDA


     Earnings before interest, taxes, depreciation, amortization and minority interest (EBITDA) decreased to ($14.5) million for the year ended December 31, 1996, from ($4.4) million for the year ended December 31, 1995, a decrease of $10.1 million. The decrease reflects the increasing service and SG&A expenses noted above resulting from the acquisition, development and expansion of the Company's networks in order to pursue the opportunities provided by offering the full array of local exchange services.



     Since its inception in November 1993, the development of the Company's business has required substantial capital investments and has resulted in substantial net losses. The acquisition of networks, procurement of rights-of-way and start-up costs of new networks will continue to represent a large portion of the Company's funding requirements during the Company's continued expansion. The Company expects to have networks operating or under development in a total of 40 cities by the end of 1997 and in 50 cities by the end of 1998. The costs related to the acquisition and development of new systems, along with the varying degrees of maturity of these systems, will materially affect the comparability of the Company's financial results from one period to another and any assessment of the Company's operating performance.


YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     REVENUE


     The Company's revenues increased to $14.2 million for the year ended December 31, 1995 from $2.8 million for the year ended December 31, 1994, an increase of 407%. Annualized monthly revenues increased to approximately $15.5 million based on the results for the month of December 1995 from $11.9 million based on December 1994 results. These increases reflect the impact of the Company's acquisition and development activities as well as increased utilization of the Company's network facilities arising from the sales of additional services to current and new customers.

Network capacity as reflected in VGEs in service increased to 122,617 VGEs as of December 31, 1995, as compared to 59,208 VGEs as of December 31, 1994.


     COSTS AND EXPENSES


     Service costs increased to $7.2 million for the year ended December 31, 1995 from $1.6 million for the year ended December 31, 1994. Service costs as a percentage of telecommunications services revenues declined to approximately 51% for the year ended December 31, 1995 as compared to approximately 55% for the year ended December 31, 1994.



     The Company's SG&A expenses for the year ended December 31, 1995 were $11.4 million, as compared with SG&A expenses of $4.0 million for the year ended December 31, 1994. The increase was principally due to the increasing number and continued expansion of the Company's competitive access networks and related marketing activities.



     Depreciation and amortization expense increased to $4.1 million for the year ended December 31, 1995, from $663,000 for the year ended December 31, 1994 as a result of the Company's acquisitions and the continued expansion of the Company's networks.


     INTEREST INCOME (EXPENSE)


     Interest expense totaling $3.7 million was recorded during the year ended December 31, 1995, as compared to interest expense of $693,000 for the year ended December 31, 1994, as a result of the incurrence of secured indebtedness to finance the acquisition and development of certain of the Company's operations. For the year ended December 31, 1995 and 1994, interest income totaling $1.6 million and $95,000, respectively, was derived from the Company's available cash balances.


     NET LOSS


     For the reasons stated above, the Company's net loss before minority interest increased to $10.6 million for the year ended December 31, 1995, from $4.0 million for the year ended December 31, 1994. Minority interests in net losses, representing minority investors' interests in certain of the Company's subsidiaries, totaled $1.1 million and $78,000 for the years ended December 31, 1995 and 1994, respectively. As a result, the Company's net loss for 1995 was $9.6 million as compared to a net loss of $3.9 million for 1994.


     EBITDA


     EBITDA decreased to ($4.4) million for the year ended December 31, 1995, from ($2.7) million for the year ended December 31, 1994, a decrease of $1.7 million. The decrease reflects the increasing operating and SG&A expenses noted above resulting from the acquisition, development and expansion of the Company's networks.


LIQUIDITY AND CAPITAL RESOURCES


     The Company's total assets increased from $5.0 million at December 31, 1993 to $879.6 million at December 31, 1996. This growth has principally been funded by stock offerings in 1993 and 1995, the Company's IPO during 1996, the two offerings of Senior Discount Notes during 1996 and a secured credit facility. The Company's current assets of $470.2 million at December 31, 1996, including cash and cash equivalents and marketable securities of $444.2 million, exceeded current liabilities of $34.9 million, providing working capital of $435.3 million as compared to $57.9 million at December 31, 1995. Network and equipment totaled $306.5 million at December 31, 1996 as compared to $53.2 million at December 31, 1995.



     The Company's operating activities used net cash of $17.3 million in the year ended December 31, 1996, and $2.6 million in the year ended December 31, 1995. The increase in cash used by operating activities was primarily due to the increased loss from operations incurred related to the acquisition, development, and expansion of the Company's networks which is offset by increased depreciation and amortization and non-cash interest expense associated with the Company's debt facilities. The increase in cash used was also due to supporting increased levels of accounts receivable and other current assets resulting from an expanding customer base and increased interest receivable on the Company's investments.



     On February 26, 1996, the Company issued $425.0 million aggregate principal amount of 10 7/8% Senior Discount Notes due March 1, 2006, and on November 7, 1996, issued $400.0 million aggregate principal amount of 11 7/8% Senior Discount Notes due November 1, 2006 (the "Senior Discount Notes"). The Company received gross proceeds of approximately $475 million, and proceeds net of underwriting fees of approximately $458 million. No cash payments of interest are required on the senior discount notes until September 1, 2001.



     On May 2, 1996, the Company sold 7,385,331 shares of the Company's common stock in an initial public offering ("IPO") at a price of $27.00 per share. Gross proceeds from this offering totaled approximately $199.4 million and proceeds net of underwriting discounts and advisory fees and expenses totaled approximately $185.2 million.



     In connection with the City Signal acquisition, the seller has an option to require the Company to repurchase 2,016,000 shares of the Company's common stock issued in the City Signal acquisition at a price of $12.50 per share on or before February 1, 1998.



     In June 1996, the Company and MCImetro entered into an agreement pursuant to which MCImetro acquired a minority interest in the Company's Sacramento, California network and made an additional investment in the San Jose joint venture company. In connection with these agreements, MCImetro made additional cash investments totaling $8.0 million. On October 10, 1996, MCImetro exchanged this investment along with its initial investment made in September 1995 for approximately 3.2% of the Company's common stock.



     As of December 31, 1996, outstanding indebtedness under an AT&T Credit Facility is $50.0 million. Amounts borrowed bear interest at the 90-day commercial paper rate plus 4.0% per annum (9.46% at December 31, 1996), payable quarterly. Terms of the AT&T Credit Facility further provide for interest-only payments through December 31, 1997, and a six-year principal and interest payout period thereafter. In addition, the Company has borrowed $100,000 under a $10 million Bank Credit Facility. Terms of the Bank Credit Facility provide for a wholly-owned subsidiary of the Company to borrow up to $10 million from time to time prior to June 30, 1997. Additional terms provide for interest-only payments through August 31, 1997, and a 4.5 year principal and interest payout period thereafter.



     Subsequent to December 31, 1996, the Company completed a secondary offering of 6,723,429 shares of common stock at a price of $25.00 per share. All of these shares were sold by existing shareholders, and the Company did not receive any proceeds from the sale of these shares. In conjunction with the offering, the Company granted the underwriters an over-allotment option at $25.00 per share. This option was fully exercised by the underwriters, and an additional 1,008,514 shares were issued. Gross proceeds to the Company totaled approximately $25.2 million, and proceeds net of underwriting discounts totaled approximately $24.0 million.



     In June 1996, the Company formed a strategic alliance with Verio, Inc., formally known as World-Net Access, Inc., and has made a $20 million convertible preferred stock investment for a 25.5% fully-diluted interest in Verio, and it is possible that the Company may commit additional funds in furtherance of its strategic alliance. Verio is a privately-held consolidator of ISPs. The Company intends for both companies to seek ways to work together and provide customer-oriented internet and intranet communications solutions.


     The competitive local telecommunications services business is a capital-intensive business. The Company's operations have required and will continue to require substantial capital investment for (i) the installation of electronics for switched services in the Company's operating networks;

(ii) the expansion and improvement of the Company's operating systems, including the installation of capabilities to provide other enhanced services; (iii) the design, construction and development of additional networks; and (iv) acquisitions as an alternative to constructing networks, adding customers or introducing additional services. For the years ended December 31, 1996 and 1995, the Company's capital expenditures, primarily for installation of digital telephone switches, expansion of existing networks, and design, construction and development of new networks, totaled $217.2 million and $27.6 million, respectively. Cash used for acquisitions in 1996 and 1995 totaled $4.3 million and $13.9 million, respectively.



     In response to the demand initially encountered for its services, the Company will continue its aggressive capital deployment plans for the development and expansion of its existing networks to allow for an increased level of demand-driven capital spending to take full advantage of the opportunities presented by offering a full array of local exchange services. The Company's network development plans provide for the Company to (i) increase the geographic reach and robustness of its networks to allow the Company to serve a significantly higher percentage of its markets by extending its networks to serve most, if not all, of the ILEC's central offices in its markets, and (ii) more rapidly deploy switches with full capabilities for local dial tone and switched access termination and origination services. The Company estimates that it will spend $400 million during 1997 to fund these capital needs, and such amounts may be funded from the Company's existing cash resources.



     The Company's strategic plan calls for having systems in operation or under development in a total of 50 cities by the end of 1998, which will require substantial additional capital. The Company expects this expansion into additional cities to be accomplished by the acquisition of existing networks as well as the development of new networks. The Company will continue to evaluate additional revenue opportunities in its existing markets and other strategic initiatives, and as such opportunities may develop, the Company plans to make additional capital investments in its networks that may be required to pursue such opportunities, such as costs required to extend a network or install additional telecommunications equipment to meet specific customer requirements. Due to the number and variability of the factors which could affect the amount of capital that will be required for such purposes, the Company cannot provide a reasonable estimate of such additional capital needs. For example, the size of a particular network to be developed or acquired and the types of electronics installed can impact significantly the amount of capital required. Similarly, the potential cost of acquiring additional networks is not determinable, and it is possible that the Company could acquire existing networks using a variety of financing alternatives. The Company expects to meet such additional capital needs with the proceeds from existing and future credit facilities and other borrowings and the proceeds from sales of additional equity securities and joint ventures. However, there can be no assurance that the Company will be able to raise or generate sufficient funds to enable it to meet its strategic objectives. There can be no assurance that actual expenditures will not be significantly higher or lower.



     The Company intends to preserve financial flexibility in order to react to the rapidly evolving telecommunications marketplace and new opportunities. The Company will continue to take advantage of favorable financing arrangements, including the sale of debt or equity securities in the public or private markets, to maintain this flexibility.



INFORMATION REGARDING FORWARD-LOOKING STATEMENTS



     The statements contained in this report which are not historical facts are forward-looking statements that involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements, such as the Company's plans to have systems in operation or under construction in a total of 50 cities by the end of 1998 and its plans to offer switched and enhanced services in all of its markets by the end of 1997, are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the Company's ability to successfully market its services to current and new customers, access markets, identify, finance and complete suitable acquisitions, design fiber optic backbone routes, install cable and facilities, including switching electronics, and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as favorable regulatory, legislative and judicial developments.

                            BUSINESS OF THE COMPANY

OVERVIEW OF THE COMPANY


     The Company, founded in November 1993, is a leading full service provider of competitive local telecommunications services to IXCs, ISPs, wireless carriers and business, government and institutional end users in selected cities within the United States. The Company is organized as a holding company with individual operating subsidiaries which focus on specific market segments. Through its operating subsidiaries, the Company acquires and constructs its own state-of-the-art digital optical fiber telecommunications networks and facilities and leases network capacity from others to provide IXCs, ISPs, wireless carriers and business, government and institutional end users with an alternative source for a broad array of high quality voice, data and other telecommunications services. Certain of the Company's subsidiaries located in California currently provide single source integrated local and long distance telecommunications services and facilities management for medium and small businesses utilizing the facilities of other providers. Through GLA, the Company provides a full range of consulting, network engineering and construction, strategic planning, infrastructure planning and design and information system services and solutions for the Company and a wide variety of other telecommunications providers. Through the Company's strategic alliance with Verio, a consolidator of ISPs, the Company plans to develop and offer a wide range of Internet-related services to users of Verio's national ISP network, including various dial-up and dedicated Internet access options.


     The Company's networks are organized to take advantage of ongoing technological, competitive and regulatory changes. The Company sells its services primarily to IXCs, ISPs, wireless carriers and business, government and institutional customers who are high volume users of telecommunications services. Expenditures by IXCs for access connections to their customers represent their largest single expense and are estimated by industry sources to represent as much as 45% of the revenues generated by long distance calls. Through the deployment of state-of-the-art fiber optic networks and switches, the Company is able to provide the IXCs served by its networks with high quality, reliable services at prices less than those the regulated ILECs currently charge. The Company can expand its capabilities to offer these services beyond the locations served by its networks by interconnecting its facilities with the facilities of the ILECs, IXCs and other providers of telecommunications services.

     For financial information regarding the Company, see the financial statements and related notes listed under "Index to Consolidated Financial Statements."

CORPORATE STRATEGY

     The Company's goal is to become the primary full service provider of competitive local telecommunications services to IXCs, ISPs, wireless carriers and business, government and institutional end users in selected cities by offering superior products with excellent customer service at prices below those charged by the ILECs. The principal elements of the Company's strategy include:

          TARGET SECOND AND THIRD TIER MARKETS. The Company believes that continuing pro-competitive regulatory changes and the broadening range of services that can be offered by CLECs present attractive opportunities for new CLEC entrants in second and third tier cities where there are typically fewer CLEC competitors than in first tier markets and where the ILECs generally have placed a lower priority on installing fiber optic systems comparable to those being installed by the Company. As an early entrant in selected second and third tier cities, the Company believes it can attain a leadership position by securing needed franchises and rights-of-way, installing robust state-of-the-art CLEC networks and facilities (i.e., networks which are capable of reaching at least 70% to 80% of identified business end users in the market and most, if not all, of the ILEC's central offices) and establishing customer relationships with IXCs,

     ISPs, wireless carriers and business, government and institutional end users that will enable it to take advantage of the attractive potential growth rates for local exchange service revenues in those markets. The Company is also pursuing opportunities in several first tier markets (those with populations of over two million) in conjunction with operating agreements with the Company's major IXC customers (see "Build on strategic relationships" below).



          AGGRESSIVELY PURSUE SWITCHED SERVICES OPPORTUNITY. The Telecommunications Act of 1996 mandates that ILECs throughout the U.S. enter into arrangements with competitors such as the Company for central office collocation and unbundling of local services. The Company believes that implementation of these and other pro-competitive policies creates favorable opportunities to pursue more aggressively the provision of local switched services. At December 31, 1996, the Company had a total of 20 digital telephone switches installed serving a total of 24 of its operating networks, and the Company plans to leverage its networks and customer relationships by offering local dial tone, switched access termination and origination services, centrex and desktop products in all of its networks. The Company has increased the number of CLEC lines in service from 3,187 at December 31, 1995 (on a pro forma basis giving effect to the City Signal Acquisition) to 21,013 at December 31, 1996, with annualized CLEC revenues increasing from $2.5 million based on December 1995 revenues to $17.4 million based on December 1996 revenues. See "-- Current Products and Services."


          EXPAND ENHANCED SERVICE OFFERINGS. Consistent with its strategy of aggressively pursuing switched services opportunities, the Company is expanding its capabilities to provide enhanced services that complement its switch-based services. Such enhanced services include, among others, high speed video conferencing, frame relay and ATM-based packet transport services and Internet access products. The Company is currently offering such services in certain markets and expects to offer such services in all of its operating networks by the end of 1997. The Company also plans to continue to upgrade and add to its systems and services as technology and regulations permit. See "-- Planned Products and Services."

          CONTINUE TO BUILD OUT EXISTING SYSTEMS. The Company strives to build a sufficient revenue base in each of its systems to generate the cash flow necessary to enable it to devote more resources to developing and expanding its systems as opposed to funding initial operating losses. As a result of favorable regulatory developments and the Company's initial favorable experiences with the provision of local switched services, the Company has determined to more rapidly develop and expand its systems. Its plans include increasing the number of cities served, expansion of its existing networks and accelerating the deployment of switches and ILEC central office collocations. The Company believes that its access to significant capital and technical resources and its ongoing efforts to develop close working relationships with its IXC customers (see "-- Build on strategic relationships" below) will enable it to more rapidly develop and expand its systems, add to its service offerings and establish the strong customer relationships necessary to solidify its competitive position in its selected markets.


          CONTINUE TO INCREASE THE NUMBER OF CITIES SERVED. During 1996, the Company achieved its long-stated goal of having systems in operation or under construction in a total of 30 cities by the end of 1996. The Company plans to have systems in operation or under construction in a total of 40 cities by the end of 1997 and a total of 50 cities by the end of 1998. The Company's expansion into additional cities is expected to be accomplished by the acquisition of existing networks as well as the development of new networks. See "Business of the Company -- Network Acquisition, Development and Design" and "-- Network Construction." By adding networks, the Company believes it can increase revenues and obtain economies of scale in its operating costs.


          BUILD ON STRATEGIC RELATIONSHIPS. In order to capitalize on the competitive dynamics of the changing IXC/ILEC relationships, the Company has established close business alliances with major IXCs, including joint ventures and preferred vendor relationships. In accordance with this strategy, (1) the Company and MCImetro have entered into agreements which provide that, until September 30, 2001, the Company will be MCImetro's preferred provider of certain local access services in a number of the Company's markets and pursuant to which MCImetro has acquired 958,720 shares of the Company's Common Stock (see "-- Strategic Relationships" below), (2) the Company has concluded a national preferred vendor agreement with AT&T Communications, pursuant to which the Company has become AT&T Communications' preferred supplier of local access services in most of the Company's markets, and (3) in February 1997, the Company concluded an agreement with AT&T pursuant to which the Company will provide switched access origination and termination of AT&T's long distance customer calls through the Company's local networks in most of the Company's markets. The Company believes preferred vendor relationships with IXCs provide opportunities to leverage its partners' sales channels and market support to sell the Company's products and services and expand the Company's potential revenue base. In addition, the Company believes that relationships with IXCs facilitate its entry into new markets by providing access between the IXCs and their customers. The Company has organized a national account marketing organization to manage such relationships. The Company believes this marketing effort, along with its number of cities served, financial resources and telecommunications expertise, position it well to develop and maintain these strategic relationships. See "-- Strategic Relationships."


          LEVERAGE UPON GLA'S SIGNIFICANT TELECOMMUNICATIONS INFRASTRUCTURE CAPABILITIES. GLA, a wholly-owned subsidiary of the Company, offers a full range of consulting, management, engineering and information system solutions for telecommunications companies. GLA provides a full range of network engineering, construction, design and strategic planning services, as well as financial and management software products, including specifically designed software for billing systems, toll rating, plant records and financial applications. GLA's capabilities also serve as an internal source for the telecommunications infrastructure support needed for the Company's CLEC business.

CLEC MARKET POTENTIAL

     DEVELOPMENT OF LOCAL EXCHANGE SERVICES. The first CAPs, which were the predecessors of today's CLECs, were established in the mid-1980's to serve the increasing demand for telecommunication services by the IXCs and business, finance, government, education and healthcare entities by providing competitive alternatives to the ILECs in non-switched special access and private line services. The deregulation of the U.S. telecommunications industry, rapid changes in technology and the increasingly information intensive nature of the U.S. economy have significantly expanded the role of telecommunications for these entities. Industry sources estimate that voice traffic of such end users is growing at a rate of approximately seven percent per year, while data communications are growing at three to five times this rate due to the increase in computerized transactions processing and video applications, the movement to distributed data processing, the rise of decentralized management structures and the growing demand for Internet access services, which require the transmission of large amounts of information with speed, accuracy and reliability.

     The present structure of the telecommunications industry has evolved largely as a result of increased market demand, deregulation, the implementation of new technologies and increased competition. The rapid development of fiber optic and digital electronics technologies has encouraged the growth of cost effective alternatives to the monopolistic position of the ILECs in many of the local exchange markets. In particular, the IXCs, which industry sources estimate may pay as much as 45% of their total revenues in local access charges, have supported competition in the local exchange markets.

     Initially, CAPs were permitted to provide only non-switched special access and private line services. The FCC's Interconnection Decisions in 1992 and 1993 granted CAPs the right to interconnect their private networks to the ILEC networks to provide collocated special access and switched access transport services, which enabled CAPs to access new customers and new markets without physically expanding their networks.

     The pace of regulatory change in the telecommunications industry has continued to accelerate with the adoption of the Telecommunications Act of 1996 which provides, among other things, for a national template under which, when implemented, CLECs will be able to provide competitive services on a more equal basis with the ILECs by further opening local exchange markets to competition and pre-empting anti-competitive state laws. The Company believes the following attributes of the Telecommunications Act of 1996 will have certain positive effects on the Company's operations:

     - Market access. Opening all U.S. markets to local competition.

     - Network interconnections. Enabling the Company to more fully interconnect its networks with ILECs and other carriers to allow the Company to reach customers not physically connected to its own networks in a more cost effective manner.

     - Number portability. Enabling customers to retain their existing phone numbers in the event they choose to switch local service providers. The Company considers number portability to be a significant factor which can positively influence a customer's decision to purchase service from the Company.

     - Reciprocal compensation. Ensuring fair and reciprocal rates under which other carriers and the Company compensate one another for calls made to their customers or, in the alternative, not charge one another for calls made by customers from one network to the other. The Company expects such reciprocal compensation arrangements to improve its operating margins over time.

     ENTRY INTO SWITCHED SERVICES. The Company believes that the CLEC business is positioned for dramatic growth. Of the $32 billion of access fees paid by IXCs to the ILECs in 1994, CLECs accounted for only $294 million or less than 1%. The Company expects that the entry of the ILECs into the long distance business will increase these penetration rates as IXCs may seek alternatives to the ILECs as sources of access to their customers. Most states have taken regulatory and legislative action to open local communications markets to local exchange competition and co-carrier status. The Company also expects continuing pro-competitive regulatory changes, including those mandated by the Telecommunications Act of 1996, together with increasing customer demand, will create more opportunities for CLECs to introduce additional services, expand their networks and address a larger customer base. These changes permit CLECs to offer local dial tone, centrex, desk top and other enhanced services. The Company believes that these changes afford CLECs the potential to grow significantly over the next several years. However, there is no assurance that such regulatory and other industry trends will continue or that future regulatory developments will be favorable to CLECs.


     Until recently, the Company's capital expenditure programs were directed primarily toward the construction and acquisition of new networks and the purchase of related equipment. While the Company intends to continue these activities, it is also accelerating the expansion of its existing networks, including more rapid deployment of switches and ILEC central office interconnections, in order to take advantage of its developing demand-based opportunities in those networks. Accordingly, the Company has increased the number of CLEC lines in service from 3,187 at December 31, 1995 (on a pro forma basis giving effect to the City Signal Acquisition) to 21,013 at December 31, 1996, with annualized CLEC revenues increasing from $2.5 million based on December 1995 revenues to $17.4 million based on December 1996 revenues.


     See "The Competitive Local Telecommunications Industry," "Competition" and "Regulatory Overview" below.

CURRENT PRODUCTS AND SERVICES

     SPECIAL AND SWITCHED ACCESS AND PRIVATE LINE SERVICES. The Company currently provides several types of special and switched access and private line services to its IXC and end-user customers. Historically, CAPs such as the Company were able to offer only non-switched special access and private line services which involved the installation of dedicated lines to provide the following types of communications links:

     - POP-to-POP Special Access -- Telecommunications lines linking the POPs of one IXC or the POPs of different IXCs in a market, allowing these POPs to exchange transmissions for transport to their final destinations.

     - End-User/IXC Special Access -- Telecommunications lines between an end user, such as a large business, and the local POP of its selected IXC.

     - Private Line -- Telecommunications lines connecting various locations of one or more customers' operations, suitable for transmitting voice and data traffic internally.

     The Interconnection Decisions allowed CAPs to provide a broader range of services by enabling them to access additional customers through connections with the ILECs' networks. These services include:

     - Collocated Special Access -- A dedicated line carrying switched transmissions from the IXC POP, through the ILEC's central office to the end user.

     - Collocated POP-to-ILEC Switched Access Transport -- A dedicated line carrying switched transmissions from the ILEC's central office to an IXC's POP.

     To provide these services, the Company offers various types of highly reliable, dedicated fiber optic lines that operate at different speeds and handle varying amounts of traffic to provide tailor-made solutions to its customers' needs.

     - DS-0 -- A dedicated line service that meets the requirements of everyday business communications, with transmission capacity of up to 64 kilobits of bandwidth per second (a voice grade equivalent circuit). This service offers a basic low capacity dedicated digital channel for connecting telephones, fax machines, personal computers and other telecommunications equipment.

     - DS-1 -- A high speed channel typically linking high volume customer locations to IXCs or other customer locations. Used for voice transmissions as well as the interconnection of Local Area Networks ("LANs"), DS-1 service accommodates transmission speeds of up to 1.544 megabits per second, the equivalent of 24 voice-grade equivalent circuits. The Company offers this high-capacity service for customers who need a larger communications pipeline.

     - DS-3 -- This service provides a very high capacity digital channel with transmission capacity of 45 megabits per second, which is equivalent to 28 DS-1 circuits or 672 voice grade equivalent circuits. This is a digital service used by IXCs for central office connections and by some large commercial users to link multiple sites.


     SWITCH-BASED SERVICES. The Company has added and is continuing to add capabilities to provide local dial tone and switched access termination and origination services to its networks. As of December 31, 1996, the Company had 20 advanced, state-of-the-art switches installed serving a total of 24 of its networks, including one switch acquired in connection with the City Signal Acquisition.



     Most states have taken regulatory and legislative action to open local communications markets to various degrees of local exchange competition and co-carrier status. As of February 28, 1997, the Company had established interconnection arrangements with ILECs for 29 of its 36 networks. The Company expects that continuing pro-competitive regulatory changes, including those mandated by the Telecommunications Act of 1996, together with increasing customer demand, will create more opportunities to introduce additional services and expand the Company's networks to address a larger customer base. See "-- CLEC Market Potential," "-- Planned Products and Services" and "Regulatory Overview."

     CENTREX AND LONG-DISTANCE RESALE. Retail business customers in LATAs served by the Company's subsidiaries in California can acquire centrex and long-distance services direct from the Company. The Company's subsidiaries purchase those services in bulk from the ILEC and the IXCs and provide their retail customers with a single source of integrated local and long distance telecommunications services and facilities management at a discount from the published retail ILEC tariff rates. By using centrex service instead of a private branch exchange ("PBX") to direct their telecommunications traffic, customers can avoid the large investment in equipment required and the fixed costs associated with maintaining a PBX network infrastructure. The Company's centrex service allows medium to small business customers who lack the size or resources to support their own PBX to benefit from a sophisticated telecommunications system. The Company's acquisitions of ALD, TNS and Bittel in 1996 have complemented its long-distance resale services directed to such customers.

     CONSULTING SERVICES. Through GLA, the Company provides a full range of consulting, management, engineering and information system solutions for telephone, cable television and power companies, wireless providers and other telecommunications infrastructure owners and operators in the United States and elsewhere. GLA significantly expanded its capabilities through the acquisition of Design Extenders, Inc. in January 1994 and its acquisition of Graphic Data Solutions, a telecommunications software and mapping firm, in January 1995.

     Following is a brief description of the services offered by each of GLA's divisions:

          CONSULTING SERVICES. Provides specialized consulting services to telephone, cable television and other telecommunications providers. GLA consulting professionals combine extensive experience in telecommunications and cable network technology for support of a wide variety of assignments that include engineering planning, network design, strategic planning, opportunity and technical assessments, plus project management and due diligence initiatives. In addition to its management consulting services, GLA also provides field services that support outside plant design, engineering and construction management. Efforts include field survey and design, project engineering and engineering project management, plus central office equipment and outside plant installation services.

          DESIGN EXTENDER. One of the industry's leaders in providing engineering, design and mapping services for hybrid fiber-coax systems, serving large cable television systems operators. Services include systems design and analysis, as-built and strand mapping, and digitizing.

          TELEDATA. Provides engineering and CAD services for the conversion of telecommunications systems, maps and drawings for use with applications on clients' automated mapping/ facilities management/geographical information systems (AM/FM/GIS).

          TELEMAP. Designs AM/FM/GIS software products for clients engaged in designing telecommunications networks.

          TELESYSTEMS. Designs and installs financial and management software products for telecommunications companies. Products include software for billing systems, toll rating, plant records and financial applications.

PLANNED PRODUCTS AND SERVICES

     The Company is expanding its capabilities to provide enhanced services, such as high speed video conferencing, Internet access, frame relay and ATM-based packet transport services. The Company is currently offering such services in certain markets and expects to have such capabilities in all of its operating networks by the end of 1997. These capabilities will enable the Company to offer a variety of enhanced services where the transport function is combined with a specific application to provide an integrated turnkey solution to its customer's voice, data and video transmission requirements. These enhanced services include applications such as LAN-to-LAN interconnect services, packet transport services, high speed video conferencing, Internet access, frame relay, remote database access and backup services, and fractional bandwidth services, utilizing both the Company's networks and switching as well as facilities and services provided by others. This will enable the Company to provide a customer with all of its business lines and offer a wide range of switched-based value-added services, such as directory and operator assistance, audio and video conferencing, calling cards, 800-numbers, voice mail, Internet access and other enhanced services.

STRATEGIC RELATIONSHIPS

     From time to time, the Company has held discussions with other communications entities concerning the establishment of possible strategic relationships, including transactions involving preferred vendor relationships and equity investments in the Company and one or more of its subsidiaries.

     Effective September 1995, a subsidiary of the Company formed a majority-owned joint venture with MCImetro to operate and significantly expand the Company's existing network in San Jose, California and its environs. The joint venture company operates the network and provides the Company and MCImetro with the network services needed for their respective customers.

     On May 30, 1996, the Company and MCImetro entered into an amendment to the Company's master service agreement with MCImetro which provides that, until September 30, 2001, the Company will be MCImetro's preferred provider of certain local access services in a number of the Company's markets at a discount to prevailing optimized ILEC rates for comparable circuits. Under the amended master service agreement, MCImetro has agreed to purchase from the Company, with certain provisos, all of MCImetro's required local access in specified markets for new end-user services (and, at MCImetro's election, existing end user services), and has given the Company a right of first refusal on a circuit-by-circuit basis to provide other access services required by MCImetro in such markets. The Company and MCImetro also entered into a subscription agreement on June 24, 1996 pursuant to which MCImetro acquired a 15% interest in the Company's Sacramento, California network for $4.5 million and MCImetro invested an additional $3.5 million in the San Jose joint venture company. In accordance with the provisions of the agreements between the Company and MCImetro, on October 10, 1996 MCImetro (i) exchanged the agreed value of its September 1995 investment in the San Jose network and (ii) exchanged the agreed value of its June 1996 investments in both networks for an aggregate of 958,720 shares of the Company's Common Stock.


     In December 1995, the Company and AT&T Communications signed a national preferred vendor agreement pursuant to which the Company has become AT&T Communications' preferred supplier of dedicated special access, switched access transport and switched business and residential line services in most of the Company's markets. The agreement provides that the Company will provide such services to AT&T Communications at a discount to the tariffed or published ILEC rates. In February 1997, the Company and AT&T announced an expansion of this relationship to include several of the new markets in which the Company is in the process of acquiring or constructing networks. The Company is currently providing certain services under the agreement in 20 markets and expects to add additional services in these markets and to add additional markets during 1997. Based on the plans currently being implemented by the Company and AT&T Communications and the level of services that the Company provided in 1996 pursuant to this agreement, the Company currently expects that its 1997 revenues from this national vendor agreement will not exceed 10% of the Company's total revenues for 1997. The Company's provision of existing services in any additional markets and additional services is subject to the mutual agreement of the Company and AT&T Communications with respect to each market, including satisfactory completion of network validation tests. As a result, there is no assurance that the national vendor agreement will be extended to cover additional markets and services. See "Risk Factors -- Dependence on Business from IXCs."


     In February 1997, the Company concluded an agreement with AT&T pursuant to which the Company will provide switched access origination and termination of AT&T's long distance customer calls through the Company's local networks in most of the Company's markets.



     The Company believes that Internet and Intranet products and services complement the Company's existing telecommunications services and present the Company with potential revenue opportunities, through both the retention of existing customers and the addition of new customers. To pursue such opportunities, on June 25, 1996 the Company formed a strategic alliance with World-Net, a privately-held development stage company founded to form a national Internet Service Provider network. The Company has committed a total of $20 million for a 25.5% fully-diluted interest in World-Net and it is possible that the Company will decide to commit additional funds in furtherance of this strategic alliance. The Company intends that both companies will seek ways to work together to provide customer-oriented Internet and Intranet communications solutions. The Company plans to develop and offer a wide range of Internet-related services to users of World-Net's national ISP network, including various dial-up and dedicated Internet access options.


CITIES SERVED

     In January 1994, the Company completed its first acquisition, an operating system in Springfield, Massachusetts and rights of way for the development of networks in Hartford, Connecticut and Providence, Rhode Island, where networks have been constructed by the Company and are operational. In October 1994, the Company acquired an operating system serving Sacramento, a system under construction in San Jose, and a local and long distance resale operation based in San Francisco, California that serves small to medium sized businesses in the San Francisco Bay area. The San Jose network was activated during December 1994 and has been expanded into Sunnyvale and Santa Clara, California. A 37-mile expansion of the San Jose network is being completed, which will extend the current 32-mile network into Milpitas and Palo Alto, California. See "-- Strategic Relationships" above.

     During 1994, the Company also developed business plans and obtained right-of-way agreements and the necessary operating rights to construct networks in Oklahoma City, Oklahoma, and Little Rock, Arkansas. These networks, which added a total of 46 route miles to the Company's networks, became operational during the first half of 1995.

     During March 1995, the Company acquired the assets of a 105-mile CAP network in Tulsa, Oklahoma. Also during 1995, the Company commenced the construction of networks in Bakersfield, Fresno and Stockton, California, Albuquerque, New Mexico, Knoxville, Tennessee, Jackson, Mississippi, Reno, Nevada and Tucson, Arizona, all of which are now operational.

     Effective January 31, 1996, the Company acquired the business of City Signal, a CLEC with a 208 mile network in Grand Rapids, Michigan, an operating network in Lansing, Michigan and networks under construction in Ann Arbor, Michigan and Toledo, Ohio. Also during 1996, the Company commenced the construction of networks in White Plains, New York, Stamford, Connecticut, Kansas City, Missouri, Springfield, Missouri and San Mateo, California, all of which are expected to be operational by the end of the second quarter of 1997. Since January 1, 1997, the Company has commenced construction of networks in Long Island, New York and Minneapolis/ St. Paul, Minnesota which are expected to be operational by year end 1997.


     On February 25, 1997, the Company and MaineCom formed a joint venture company, owned 60% by the Company and 40% by MaineCom, for the purposes of constructing, owning, operating and developing networks initially in Portland, Maine and Nashua and Manchester, New Hampshire and other markets in Maine and New Hampshire as may be agreed upon by the Company and MaineCom in the future.

     Subsidiaries of the Company currently have systems in operation or under construction in the following cities:


                                                                OTHER CLEC
NETWORKS OF THE COMPANY                                      NETWORKS IN CITY
-----------------------                                   -----------------------
                      CITY SERVED                         CURRENT       ANNOUNCED
                      -----------                         -------       ---------
EASTERN REGION
  Springfield, Massachusetts............................      0              0
  Providence, Rhode Island..............................      2              1
  Hartford, Connecticut.................................      3              0
  Grand Rapids, Michigan................................      0              0
  Lansing, Michigan.....................................      0              1
  Traverse City, Michigan...............................      0              0
  Toledo, Ohio(1).......................................      0              1
  White Plains, New York(1).............................      1              0
  Stamford, Connecticut(1)..............................      1              0
  Long Island, New York(1)..............................      1              1
  Portland, Maine(1)(2).................................      0              1
  Nashau, New Hampshire(1)(2)...........................      1              0
  Manchester, New Hampshire(1)(2).......................      0              0
CENTRAL REGION
  Oklahoma City, Oklahoma...............................      2              0
  Tulsa, Oklahoma.......................................      0              1
  Little Rock, Arkansas.................................      2              1
  Tucson, Arizona.......................................      2              0
  Albuquerque, New Mexico...............................      2              0
  Knoxville, Tennessee..................................      0              2
  Jackson, Mississippi..................................      1              1
  Kansas City, Missouri(1)..............................      1              1
  Springfield, Missouri(1)..............................      0              1
  Minneapolis, Minnesota(1).............................      2              1
  St. Paul, Minnesota(1)................................      0              0
WESTERN REGION
  Sacramento, California................................      1              1
  San Jose, California..................................      2              0
  Sunnyvale, California.................................      2              0
  Santa Clara, California...............................      2              0
  Stockton, California..................................      0              0
  Fresno, California....................................      0              1
  Bakersfield, California...............................      0              1
  Milpitas, California..................................      2              0
  Palo Alto, California.................................      2              0
  San Mateo, California(1)..............................      2              0
  Reno, Nevada(1).......................................      0              1
  San Francisco, California(3)..........................    N/A            N/A


---------------
(1) Networks under construction.


(2) Majority-owned joint venture.



(3) Facilities management operations serving the San Francisco Bay area.



     On February 7, 1997, the Company concluded definitive agreements for the acquisition of the Phoenix FiberLink assets and networks in operation and under construction in Salt Lake City, Utah and Reno, Nevada, together with Phoenix FiberLink's operating rights in Boise, Idaho. The Company plans to interconnect the Reno network with the Company's existing network in Reno. The transaction is subject to regulatory approvals.


     The Company believes its regional aggregation strategy will yield economies of scale in service costs and allow service-affecting decisions to occur closer to its customers.

NETWORK ACQUISITION, DEVELOPMENT AND DESIGN

     Before determining to acquire or construct a network in a particular city, the Company's corporate development staff reviews the demographic, economic, competitive and telecommuni-cations demand characteristics of the city, including its location, the concentration of potential business, government and institutional end user customers, the economic prospects for the area, available data regarding IXC and end user demand and actual and potential CLEC competitors. Market demand is estimated on the basis of market research performed by Company personnel and others, utilizing a variety of data including estimates of the number of interstate access and intrastate private lines in the city based primarily on FCC reports and commercial data bases.

     If a particular city targeted for development is deemed to have sufficiently attractive demographic, economic, competitive and telecommunications demand characteristics, the Company's network planning and design personnel design a network targeted to provide access to 70% to 80% of the identified business, government and institutional end user revenue base, to the IXC POPs and the ILEC's principal central office(s) in the city, utilizing a "self-healing" optical fiber ring architecture (build-out to 100% of the identified end users is not considered to be cost-effective in most cases because a portion of the demand is located in low density areas). Concurrently, the Company's corporate development personnel visit the location of the proposed network to begin discussions with city officials, right-of-way providers, IXCs and potential end user customers.

     Based on the data developed during these preliminary studies and visits, in connection with either an acquisition or the construction of a network, including estimates of the costs for fiber optic cable, transmission and other electronic equipment, engineering, distribution and construction, building entrance requirements and right-of-way acquisition, the Company develops detailed financial estimates based on the anticipated demand for the Company's current services (at present, the financial estimates prepared by the Company for this purpose generally do not include potential future revenues for certain enhanced products and services, which the Company plans to offer in all of its operating networks by the end of 1997; see "-- Planned Products and Services"). If the financial estimates meet or exceed the Company's minimum rate of return thresholds using a discounted cash flow analysis, the Company's corporate development personnel prepare a detailed business and financial plan for the proposed network, including competitive, regulatory and right-of-way analyses.

     In the case of acquisitions, Company personnel perform due diligence in order to determine if the city and network involved meet the foregoing development and construction criteria. The ability of the Company to acquire suitable additional systems will be subject to competition for acquisition candidates.

NETWORK CONSTRUCTION

     When the Company decides to build a network, the Company's corporate development staff obtains any needed city authorizations. In some cities, a construction permit is all that is required. In other cities, a license agreement or franchise may also be required. Such licenses and franchises are generally for a term of limited duration. The Telecommunications Act of 1996 requires that local governmental authorities treat telecommunications carriers in a competitively neutral, non-discriminatory manner. The Company's current licenses and franchises expire in different years, ranging from 2000 to 2010. City franchises often require payment of franchise taxes which in some cases can be included as part of customer charges for use of the network. The Company's corporate development staff also finalizes arrangements for needed rights-of-way. The Company strives to obtain rights-of-way on favorable terms that afford the opportunity to expand the networks as business develops. Rights-of-way are typically leased under multi-year agreements with renewal options and are generally non-exclusive. The Company leases underground conduit and pole space and other rights-of-way from entities such as ILECs and other utilities, railroads, long distance providers, state highway authorities, local governments and transit authorities. The Telecommunications Act of 1996 requires most utilities, including most ILECs and electric companies, to afford CLECs access to their poles and conduits and rights-of-way at reasonable rates on non-discriminatory terms and conditions.

     The Company's networks are constructed to cost-effectively access areas of significant end user telecommunications traffic, as well as the POPs of most IXCs and the principal ILEC central offices in the city. The Company establishes general requirements for network design which are then provided to an engineering firm that renders drawings of the contemplated network and the required deployment. Construction and installation services are provided by independent contractors selected through a competitive bidding process. Company personnel provide project management services, including contract negotiation and supervision of the construction, testing and certification of all facilities. The construction period for a new network varies depending upon the number of route miles to be installed, the initial number of buildings targeted for connection to the network, the general deployment of the network and other factors. Networks that the Company has installed to date generally have become operational within four to six months after the beginning of construction.

EQUIPMENT SUPPLY

     The Company purchases fiber optic cable and transmission and other electronic equipment from Lucent Technologies, Inc. (formerly AT&T Network Systems) and other suppliers at prevailing market prices. The Company expects that fiber optic cable, equipment and supplies for the construction and development of its networks will continue to be readily available from Lucent Technologies, Inc. and other suppliers as required. In August 1995, the Company entered into an agreement with Lucent Technologies, Inc. under which, as of December 31, 1996, it has accepted delivery of 16 state-of-the-art 5ESS(R)-2000 switches.

CONNECTIONS TO CUSTOMER LOCATIONS

     Office buildings are connected by network backbone extensions to one of a number of physical rings of fiber optic cable, which originate and terminate at the Company's central node. Signals are sent through a network backbone to the central node simultaneously on both primary and alternate protection paths. Most buildings served have a discreet Company presence (referred to as a "remote node") located in the building. Within each building, Company-owned internal wiring connects the Company's remote node to the customer premises. Customer equipment is connected to Company-provided electronic equipment generally located in the remote node where customer transmissions are digitized, combined and converted to an optical signal. The traffic is then transmitted through the network backbone to the Company's central node where originating traffic can be reconfigured for routing to its ultimate destination on the network.

     The Company locates its remote node electronic equipment either in a room leased from the building owner or on a customer's premises. Leasing space from a building owner enables the Company to share electronic equipment among multiple customers, causes little interruption for customers during installation and maintenance and allows the Company to introduce new services rapidly and at low incremental cost. For these reasons, the Company believes that leasing or otherwise controlling equipment rooms in buildings served is desirable and has therefore chosen to establish such arrangements where possible. When the Company is unable to lease space from the building owner, the Company generally utilizes space provided by the customer at no cost to the Company.

SALES AND MARKETING

     The Company seeks to leverage its networks through sales and marketing activities targeted at two separate customer groups: wholesale and retail. Wholesale customers consist of IXCs and information service providers such as commercial data processing service providers and ISPs. Retail customers are composed primarily of businesses, government and institutional telecommunications users that have high volume dedicated telecommunications requirements and, to a lesser extent, include residential customers for switched services. Services are offered in accordance with tariffs filed with the FCC for interstate services and state regulatory authorities for intrastate services. Since they are classified by the FCC as non-dominant carriers, the Company's subsidiaries do not have to cost-justify their rates and in certain cases may enter into customer and product specific arrangements.

     WHOLESALE CUSTOMERS. The Company currently targets the major IXCs, such as AT&T, MCI, Sprint, WorldCom and Frontier, and major information service providers on a national basis. The Company believes that it can effectively compete to provide access products (i.e., DS-1, DS-3, frame relay, ATM and Internet hub servers) to these target customers in the cities in which it operates based on price, reliability, state-of-the-art technology, route diversity, ease of ordering and customer service. The Company provides POP-to-POP and POP-to-end user non-switched access services and switched access termination and origination services at prices below those the regulated ILECs currently charge. The Company strives to establish close working relationships with its IXC customers through "electronic bonding" of its operations with those of the IXCs. Electronic bonding provides a seamless integration of the Company's networks with the IXC's network which enables the IXC to access service, billing and other data direct from the Company's networks and permits the IXC to enter automated service requests (ASRs) electronically through the integrated network.

     Wholesale customers are currently marketed by national account representatives since the major IXCs and information service providers have established national or regional groups to manage and coordinate their purchasing of access services. These groups assess CLECs not only upon price, quality, service and ease of provisioning in a particular market, but also upon size, scope of operations and financial stability in order to maximize the leverage of their CLEC relationships. The Company focuses on serving its IXC customers in all of the Company's cities with a view to establishing national preferred vendor relationships.


     For the year ended December 31, 1996, approximately 22% of the Company's consolidated revenues were attributable to access services provided to IXCs pursuant to numerous individual service orders. Approximately 13% of such consolidated revenues were attributable to services provided to MCI and its affiliates pursuant to more than 200 individual service orders. The loss of access revenues from IXCs in general or the loss of MCI as a customer could have a material adverse effect on the Company's business.



     IXC customers typically place individual service orders for specific circuits for the Company to provide private line or local access services under master service agreements which do not obligate the customer to any level of business. Most of such current service orders can be terminated by the customer on 60 days or less notice, subject, in certain cases, to specified termination liabilities. However, as indicated above under "-- Strategic Relationships," the Company has entered into a national preferred vendor agreement with AT&T Communications under which the Company has become AT&T Communications' preferred supplier of certain specified services in most of the Company's markets, and has entered into an amendment to its master service agreement with MCImetro which provides that, until September 30, 2001, the Company will be MCImetro's preferred supplier of local access services in a number of the Company's markets. Information service providers typically commit to a service agreement for a term of up to three to five years which is either renegotiated or, with certain contracts, automatically renewed for successive one-year periods or converted to a month-to-month arrangement at the end of the contract term. The Company's wholesale rates are sometimes based on published tariffs, which are subject to revision from time to time, based upon changes in the published tariffs. The Company believes that it is well positioned to serve the IXCs and information service providers and generally has good relationships with its IXC and information service provider customers.


     RETAIL CUSTOMERS. The Company primarily targets four retail customer segments -- government, finance, health care and education -- all of which have high volume telecommunications requirements. The Company is currently providing these customers private line services such as point-to-point communications, dedicated DS-Os, DS-1s and DS-3s, dedicated high-speed Internet access, local dial tone and switched access termination and origination services. The Company is currently introducing frame relay and ATM-based packet transport capabilities and will have the capability to offer a wide range of switch-based, value added services, such as directory and operator assistance, audio and video conferencing, calling cards, 800-numbers, voice mail and enhanced fax, Internet access and a variety of native speed LAN-to-LAN and FDDI transport services, as well as high quality video transport. These services provide customers with cost effective data transmission and access to services such as the Internet. ATM-based packet transport capabilities will also provide a vehicle for launching future services such as ultra high speed data and compressed video transport.

     The Company believes that it can effectively compete for business, government, institutional and other end user customers based upon price, reliability, product diversity, service and custom solutions to the customer's needs. The Company offers such services to retail customers at prices below those currently offered by the regulated ILECs. In addition, the Company's self-healing optical rings ("SONET") provide reliability which the Company believes is generally superior to the reliability provided by many of the ILECs in second and third tier cities.

     Retail customers are currently marketed through Company direct sales representatives in each city. The national sales organization also provides support for the local sales groups and develops new product offerings and customized telecommunications applications and solutions which address the specific requirements of particular customers. In addition, the Company markets its products through advertisements, trade journals, media relations, direct mail and participation in trade conferences.

     Retail customers typically commit to a service agreement for a term of three to five years which is either renegotiated or automatically converted to a month-to-month arrangement at the end of the contract term. Retail contracts are generally at fixed rates. The Company believes that it has generally good relationships with its retail customers.

     CONSULTING CUSTOMERS. GLA's sales and marketing efforts are directed towards a wide variety of telephone, cable television and power companies, wireless providers and other telecommunications infrastructure owners and operators in the United States and elsewhere. GLA offers multi-faceted solutions to customers' telecommunications infrastructure requirements utilizing its varied technical and engineering expertise to offer a complete package of consulting, field service and information systems support. GLA's engineering and technical personnel include professionals who have significant technical and engineering expertise in most of the critical voice, video, data and wireless telecommunications technologies.

NETWORK OPERATIONS

     The Company's networks consist of fiber optic digitally-based communications paths which allow for high-speed, high quality transmission of voice, data and video communications. The Company typically installs backbone fiber optic cables containing either 96 or 144 fiber strands, which have significantly greater bandwidth carrying capacity than traditional analog copper cables. Using current electronic transmitting devices, a single pair of glass fibers on the Company's networks can transmit up to 32,256 simultaneous voice conversations, whereas a typical pair of wires in a traditional analog copper cable installed in many current ILEC networks can currently carry only a maximum of 24 simultaneous voice conversations. The Company expects that continuing developments in compression technology and multiplexing equipment will increase the capacity of each fiber, thereby providing more bandwidth carrying capacity at relatively low incremental cost.

     The Company offers end-to-end fully protected fiber services utilizing SONET ring architecture which routes customer traffic simultaneously in both directions around the ring to provide protection against fiber cuts. Back-up electronics for high-speed circuits become operational in the event of failure of the primary components adding further redundancy to the Company's systems.

     The Company's networks are monitored seven days per week, 24 hours per day by the Company's NOC Centers (Network Operations Control Centers) in St. Louis, Missouri and Grand

Rapids, Michigan. The NOC Centers provide a single point of contact for network monitoring, troubleshooting and dispatching, as well as capabilities for "electronic bonding" with customers.

     With full time monitoring, service problems are detected, diagnosed and, in most cases, repaired remotely from the NOC Centers, typically before they adversely affect the Company's customer and often before the customer even notices a problem. The NOC Centers provide real-time alarm status and performance information for each of the Company's networks around the country. They also afford improved disaster recovery to customers through remote circuit provisioning and cross-connect features.

CORPORATE OFFICE

     The Company's principal executive offices are located at 425 Woods Mill Road South, Suite 300, Town & Country, Missouri 63017, and its telephone number at those offices is (314) 878-1616.

NETWORK FACILITIES AND OFFICES


     The Company leases network hub sites and other facility locations and sales and administrative offices in each of the cities in which it has operations. During the year ended December 31, 1996, rental expense for such locations and offices totaled $3.2 million. At December 31, 1996, minimum future rental payments under noncancelable leases covering the Company's locations, offices and other equipment totaled $25.7 million. The Company owns a 23 acre parcel of land in Town & Country, Missouri, on which it is constructing its new corporate headquarters building. A wholly-owned subsidiary of the Company owns a 42,000 square foot office building in Grand Rapids, Michigan that houses a switch, NOC Center and office facilities.


EMPLOYEES

     At December 31, 1996, the Company had approximately 789 full-time employees. None of the Company's employees is represented by a union or covered by a collective bargaining agreement. The Company believes it has a highly capable and motivated work force with whom relations are good. In connection with the construction and maintenance of its fiber optic networks, the Company uses third-party contractors, some of whose employees may be represented by unions or covered by collective bargaining agreements.

LEGAL PROCEEDINGS

     On September 22, 1995, GST Tucson Lightwave, Inc. ("Lightwave") was permitted to intervene in litigation originally filed by Brooks Fiber Communications of Tucson, Inc., a wholly-owned subsidiary of the Company ("BFC Tucson"), styled Brooks Fiber Communications of Tucson, Inc. v. City of Tucson, cause No. CIV 95-655-TUC-RMB, U.S. District Court, District of Arizona. On October 2, 1995, Lightwave filed a counterclaim against BFC Tucson, the Company and Tucson Electric Power Company ("TEP"), charging BFC Tucson, the Company and TEP with violations of antitrust laws, all of which alleged violations stem from an agreement between BFC Tucson and TEP that allowed BFC Tucson exclusive rights, for one year, to utilize certain of TEP's rights of way. The original causes of action have been settled; however, the counterclaim by Lightwave is currently still pending. The counterclaim seeks treble damages, attorneys' fees, costs (all in an unspecified amount) and such other relief as the court deems proper. The Company believes the claims are without merit and intends to defend vigorously against this action. The Company believes that resolution of the matter will not have a material adverse effect on the consolidated financial condition or results of operations of the Company.

     From time to time the Company or a subsidiary of the Company is named as a defendant in routine lawsuits incidental to its business. Based on the information currently available, the Company believes that none of such current proceedings, individually or in the aggregate, will have a material adverse effect on the Company.

               THE COMPETITIVE LOCAL TELECOMMUNICATIONS INDUSTRY

LONG DISTANCE SERVICES

     The 1982 court-directed breakup of AT&T (the "Divestiture") specifically provided for competition in the long distance segment of the market, but prohibited the RBOCs from entering the inter-LATA long distance market. Competitors in the long distance market now include AT&T, MCI, Sprint, WorldCom, Frontier and numerous other smaller inter-exchange carriers. These long distance carriers provide only the interconnection between local telephone networks and pay access charges to the ILECs for originating and terminating the calls carried by the IXC. By 1992, it is estimated that more than one-third of the nation's long distance market was controlled by competitors of AT&T. Following the Divestiture, service levels in the long distance market have improved, product offerings have increased and prices for long distance service generally have declined, all of which has resulted in increased consumer demand and significant market growth for long distance services.

LOCAL EXCHANGE SERVICES

     In contrast to the long distance telecommunications inter-exchange market, the local exchange market, until recently, has remained the domain of the ILECs as the result of regulatory policy. ILECs include the seven RBOCs and their 22 Bell operating company subsidiaries ("BOCs"), the GTE operating companies, United Telecom Corp. and approximately 1,000 other independent local exchange carriers. It is estimated that 1995 ILEC revenues approximated $102 billion nationally, including Local Exchange Services. In general, the ILECs connect end users within a LATA and also provide the local portion of most long distance calls. The ILECs are required to serve all residential and business users within restricted geographic areas defined by the LATAs. The market for Local Exchange Services consists of a number of distinct services and related charges that include:

          1. Switched Local and Private Line Services -- The basic dial tone, centrex and private line services;

          2. Long Distance Access Services -- The access services provided by the ILECs to IXCs for the local origination or termination of long distance telephone calls; and

          3. Intra-LATA Long Distance Services -- Long distance calls originating and terminating within a LATA.

     Traditionally, the ILECs' costs of providing certain Switched Local Services have been subsidized by Long Distance Access Services and Intra-LATA Long Distance.

     The following schematics illustrate the general structure of a CLEC network and an IXC long distance network.



                                 CLEC NETWORK

 Voice       On-Net      Internet         LEC                 Off-Net
            Customer     Provider        Local               Customer
 Video                                  Exchange            Locations
                                         Carrier                               Brooks Fiber
 Data                   On-Net                                                 Hub/Switch
                       Customer
                                                        Long
                                                      Distance
                                                     Carrier(s)

     IXC                                                                                      IXC
 Network                                                                                    Network

                            LONG DISTANCE NETWORK

     LEC                                                            LEC
    Central                                                        Central
    Office                                                         Office


                            Long Distance Carrier
                         Points of Presence ("POPs")

Originating
  Customer                                                 Terminating
                        CLEC                                Customer
                       Network

         CLEC
      Hub/Switch


COMPETITIVE PROVIDERS OF LOCAL EXCHANGE SERVICES

     Although the Divestiture did not mandate competition in the local exchange market, the rapid development of fiber optic and digital electronic technologies has encouraged the growth of cost effective alternatives to the monopolistic position of the ILECs in many of the local exchange markets. In addition, the IXCs have lobbied for competition in the local exchange markets due to the significant fees paid by IXCs to the ILECs. Industry sources estimate that local access charges paid by IXCs equal as much as 45% of the long distance industry's total revenues.

     The first CAPs were established in the mid-1980s to provide nonswitched special access and private line services in direct competition with the ILECs. Initially, CAPs could compete effectively only for the $8.6 billion special access and private line services portion of the local exchange market. These services were provided to customers in buildings physically connected to separate, privately-owned CAP networks. Within this framework, the CAPs offered three types of special access and private line services:

          1. Special access long distance carrier connections. High capacity lines used to transmit telecommunications voice and data between the Points of Presence of an IXC or from one IXC to another ("POP to POP-Special Access");

          2. Special access, end user to IXC connections. Medium to high capacity lines to connect business, government and institutional end users to IXCs ("POP to End User-Special Access"); and

          3. Private line, end user to end user connections. Low to medium capacity lines used to interconnect multiple customer locations ("End User to End User Private Line").

     In September 1992, the FCC ordered the RBOCs and all but one of the larger ILECs (those having in excess of $100 million in gross annual revenues) to provide interconnection in the ILECs' central offices to any competitive access provider seeking such interconnection for the provision of interstate special access services. The FCC also ordered the ILECs to file interconnection tariffs by February 1993; these tariffs became effective in June 1993. This decision granted CLECs the right to interconnect their private networks to the networks of the ILECs, thereby enabling the CLECs to access new customers and new markets without physically expanding their networks ("Collocated Special Access"). Initially, the FCC's new rules were restricted to the provision of the $2.5 billion interstate collocated special access services portion of the local exchange market.

     In August 1993, the FCC adopted rules for switched access transport services, which largely mirror the FCC's special access rules. Switched access transport is an identical service to special access except that it connects with a ILEC central office at one end and carries traffic to an IXC POP that has been switched by the ILEC at the central office. This represents a $4.3 billion portion of the local exchange market. The FCC ordered the larger ILECs to file new tariffs reflecting interconnection by CLECs by November 1993; these tariffs became effective in February 1994 for switched access transport ("Collocated Switched Access Transport").

     In the August 1993 decision, the FCC issued additional rulings concerning expanded interconnection for competitive access services. First, the FCC reaffirmed its Special Access Order adopted in September 1992, in which the FCC ordered the larger ILECs to allow CLECs interconnection with ILECs for special access. The FCC also reaffirmed its "Fresh Look" policy which allows certain customers who have entered into long-term contracts with ILECs for access services to terminate those agreements with only limited termination charges. This policy is intended to allow local competitive access providers to penetrate a market more quickly since it permits end users to move their telecommunications traffic to the competitive provider with minimal transfer costs.

     The FCC also granted ILECs additional pricing flexibility for switched access services in the form of zone density pricing similar to zone density pricing allowed for special access interconnection. In addition, the FCC allowed the local exchange carriers to offer volume discounts and term discounts, subject to certain limitations.

     In total, the FCC's Interconnection Decisions permitted CLECs to compete for an additional $13.8 billion portion of the local exchange market (including $7.0 million of switched access termination).

     The Telecommunications Act of 1996, which contains provisions that mandate local and long distance telecommunications services competition, was enacted into law on February 8, 1996 (see "Regulatory Overview"). The FCC has issued and will issue further orders under the Telecommunications Act of 1996, many of which, if not all, will likely be appealed by one or more affected parties to the U.S. Court of Appeals and U.S. Supreme Court. In addition, the Telecommunications Act of 1996 may be amended in 1997 or subsequent years. Therefore, the Company is unable to determine the final form and impact of existing and future legislation, and the regulatory and judicial actions under such legislation.

     In addition to the federal initiatives and rulings, most states have now taken regulatory and legislative action to open local telecommunications markets to local exchange competition and co-carrier status. The Company is deploying switches on its networks as rapidly as possible and plans to have switches serving all of its operating networks by the end of the second quarter of 1997.

     When the first CAP networks were built in the 1980s, they could compete effectively only for the approximately $8.6 billion special access and private line services portion of the local exchange market (POP to POP Special Access, POP to End User Special Access and End User to End User Private Line). Beginning in 1994, after the FCC's Interconnection Decisions, which allowed CAPs to provide Collocated Special Access, Collocated Switched Access Transport and, with the installation of a switch, Switched Access Termination services, CAPs were allowed to compete for an additional estimated $13.8 billion portion of the market. If regulatory and other industry trends continue, the Company believes that ultimately the entire approximately $102 billion total U.S. market may be open to competition as CLECs deploy switches capable of providing the full array of local exchange services and as state public utility commissions ("PUCs") authorize CLECs to provide full local telecommunications services.

     The following chart illustrates the potential CLEC revenue opportunities, based on the total 1995 local exchange revenues, both before and after a CLEC deploys a switch in its local network.

                     CLEC POTENTIAL REVENUE OPPORTUNITIES*

                                                                     TOTAL 1995 U.S. LOCAL
                                                                        EXCHANGE MARKET
                                                                         ($ BILLIONS)
                                                                     ---------------------
Access/Private Line Services (Non-Switched)
1.   POP to POP -- Special Access................................           $  2.0
2.   POP to End User -- Special Access...........................              2.6
3.   End User to End User -- Private Line........................              4.0
4.   Collocated Special Access...................................              2.5
5.   Collocated Switched Access Transport........................              4.3
Switched Services
6.   Switched Access Termination.................................              7.0
7.   Switched Access Origination.................................              4.7
8.   End User Common Line Access Charge
     (Business)..................................................              5.9
     (Residential)...............................................              5.4
9.   Co-Carrier Switched Local Services (centrex)
     (Business)..................................................             23.0
10.  Co-Carrier Switched Local Services
     (Residential)...............................................             20.8
11.  Intralata Toll and Other....................................             17.6
12.  Unclassified "other"........................................              2.0
                                                                          --------
Total U.S. Market................................................           $101.8
                                                                          ========

---------------
* Source: Paradigm Resources, Inc. Includes data for Tier 1, Tier 2, Tier 3 and all other markets.

                                  COMPETITION

     As noted above, the regulatory environment continues to promote competition as the FCC has set the industry on an open competition course with its Interconnection Decisions. Most state regulatory authorities have followed the FCC's lead by requiring co-carrier status for CLECs and ILEC open network scenarios. In addition, the Company believes that the recently enacted Telecommunications Act of 1996 and regulatory and court orders at the federal level may further accelerate the open competition process.

ILECS

     In each city served by its networks, the Company faces, and expects to continue to face, significant competition from the ILECs, which currently dominate their local telecommunications markets. As competition in the local exchange market proceeds, the Company believes that a fundamental division between the needs of business/governmental/institutional end users and residential end users will drive the creation of differentiated telecommunications services and service providers. The Company believes that the IXCs, ISPs, wireless carriers and business, governmental and institutional end users on which it focuses will have distinct requirements including maximum reliability, consistent high quality transmissions, capacity for high speed data transmissions, diverse routing, responsive customer service and continuous attention to service enhancement and new service development.

     The Company competes with the ILECs for these customers in its markets on the basis of price, reliability, state-of-the-art technology, product offerings, route diversity, ease of ordering and customer service. However, the ILECs have long-standing relationships with their customers and provide those customers with various transmission and switching services that the Company, in some cases, is not currently allowed by regulators to offer. The Company has sought, and will continue to seek, to achieve parity with the ILECs in order to become able to provide a full range of local telecommunications services. The CLEC industry continues to challenge, before federal and state regulators, many advantages which exist because of the ILECs' historical status, but there can be no assurance that the CLEC industry will succeed in these endeavors. See "Regulatory Overview" for additional information concerning the regulatory environment in which the Company operates.

     Existing competition for private line, special access and local exchange services is based primarily on quality, capacity and reliability of network facilities, customer service, response to customer needs, service features and price, and is not based on any proprietary technology. As a result of the comparatively recent installation of the Company's fiber optic networks, its dual path architectures and the state-of-the-art technology used in its networks, the Company may have cost and service quality advantages over some currently available ILEC networks. Moreover, because of its customer service orientation and its focus on business, governmental and institutional customers, the Company believes that, in general, it provides more attention and responsiveness to its customers than do its ILEC competitors. The Company also believes it will be able to successfully compete with the ILECs in the cities served by its networks because the Company believes the ILECs have generally been less focused on competition in second and third tier cities and, accordingly, place a lower priority on replacing their existing copper cable systems in those cities.

     Although the ILECs generally are subject to greater pricing and regulatory constraints than CLECs, ILECs are achieving increased pricing flexibility for their services as a result of, among other things, the Interconnection Decisions. The Telecommunications Act of 1996 also provides further regulatory flexibility for ILECs to allow them to respond to competition. If the ILECs continue to lower rates and/or engage in substantial volume and term discount pricing practices for their customers, there would be downward pressure on certain rates which the Company charges, which pressure could adversely affect the Company's profitability. If regulatory decisions permit the ILECs to charge CLECs substantial fees for interconnection to the ILECs' networks or afford ILECs other regulatory relief, such decisions could also have a material adverse effect on CLECs, including the Company. However, the Company believes this effect will be more than offset by the increased revenues available as a result of access to off-net customers provided through interconnection with ILEC networks and the continuing shift by IXCs to purchasing their access services from CLECs instead of ILECs.

     The Company believes that various legislative initiatives, including the recently enacted Telecommunications Act of 1996, as well as a recent series of completed and proposed transactions between ILECs, IXCs and cable companies increase the likelihood that barriers to local exchange competition will be removed. The introduction of such competition, however, also means that ILECs will be authorized to provide long distance services under the provisions of the Telecommunications Act of 1996. When ILECs are permitted to provide such services, they will ultimately be in a position to offer single source service. On January 2, 1997, Ameritech filed an application with the FCC for authority to provide inter-LATA long distance services in Michigan which the FCC must grant or deny within 90 days of filing.

     The entry of ILECs into the long distance business is expected to have a profound impact on existing market relationships. The Company expects that this will cause the existing long distance providers to increasingly turn to CLECs to gain access to their customers.

CLECS AND OTHER COMPETITORS

     The Company also faces, and expects to continue to face, competition from other CLECs and other potential competitors in certain of the cities in which the Company offers its services, some of which competitors have financial, personnel and other resources substantially greater than those of the Company, as well as other competitive advantages over the Company. However the Company believes that, as a result of its strategy to operate in second and third tier cities, where there are generally fewer CLEC competitors, and to pursue the establishment of strategic relationships with the major IXCs, combined with its own capital, technical and management resources, these competitors will not pose an untenable threat.

     In addition to the ILECs and other CLECs, potential competitors capable of offering private line, special access and local exchange services include long distance carriers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators, and private networks built by large end users. Previous impediments to certain utility companies entering telecommunications markets under the Public Utility Holding Company Act of 1935 were removed by the Telecommunications Act of 1996.

     A continuing trend toward business combinations and alliances in the telecommunications industry may create significant new competitors to the Company. MCI announced in January 1994 that its MCImetro unit would invest more than $2 billion to build in fiber optic rings and local switching equipment in major metropolitan markets to provide direct connection to its customers and to provide alternative local telephone services to other IXCs. The recently announced acquisition of MCI by British Telecommunications could increase the resources available to MCI for the above purposes. The Company believes that this affirms the opportunity in the CLEC industry and the Company's decision to focus on lower tier cities. Since the Company is focusing on different markets, it does not expect to compete directly against MCImetro in most of its markets, and it may provide complementary markets to certain MCImetro markets. See "Business of the Company -- Strategic Relationships" for information concerning the existing and proposed contractual relationships between the Company and MCImetro. AT&T and Sprint have also indicated their intention to offer local telecommunications services to certain U.S. markets, either directly or in conjunction with CLECs or cable operators, and WorldCom and MFS Communications completed a merger on December 31, 1996 which will enable WorldCom to offer a "one-stop shopping" combination of long distance and local exchange services.

     Cable television companies are upgrading their networks with fiber optics and installing facilities to provide fully interactive transmission of broadband voice, video and data communications. Cable company-controlled CLECs, such as Teleport and U.S. West/Time Warner, historically have possessed certain advantages over other CLECs in the provision of competitive access services resulting from certain rights in favor of the cable television companies to use third-party rights-of-way and to obtain building access at advantageous costs, and possible cost advantages as a result of statutorily-prescribed limits on the amounts that electric utilities and ILECs may charge cable companies for use of utility-owned poles and conduits. However, the Telecommunications Act of 1996 contains provisions that require most utilities, including most ILECs and electric companies, to afford CLECs access to their poles and conduits and rights-of-way at reasonable rates on non-discriminatory terms and conditions. Recent court decisions invalidating the FCC's prohibition of cross-ownership of cable companies and telephone companies in the same local service territory could permit ILECs to compete with cable television companies in the provision of cable television service in residential markets. However, the Company believes that the convergence of these industries will not be a direct threat because their focus is oriented on residential customers rather than the business customers which the Company targets.

     Electric utilities may install fiber optic telecommunications cable to allow remote meter reading, peak load monitoring, customer service and interactive billing. The Telecommunications Act of 1996 facilitates the provision of telecommunications services by electric utilities over those networks.

     Cellular and PCS providers may also be a source of competitive local telephone service. However, the Company believes wireless operators will be large users of CLEC access services to transport their calls among their radio transmitter/receiver sites through networks that avoid the ILECs with whom they compete.

     The Company also competes with equipment vendors and installers, and telecommunications management companies, with respect to certain portions of its business.

     Many of the Company's existing and potential competitors have financial, personnel and other resources significantly greater than those of the Company. However, the Company believes that its strategy of targeting second and third tier cities, its capital, technical and management resources and its orientation toward IXCs and other commercial telecommunications users will enable it to achieve its strategic objectives.

                              REGULATORY OVERVIEW

OVERVIEW

     The Company's services are subject to varying degrees of federal, state and local regulation. The FCC exercises jurisdiction over all facilities of, and services offered by, telecommunications common carriers to the extent those facilities are used to provide, originate or terminate interstate or international communications. The state regulatory commissions retain jurisdiction over the same facilities and services to the extent they are used to originate or terminate intrastate communications. Local governments sometimes impose franchise or licensing requirements on CLECs and regulate street opening and construction activities. The Company actively supports additional regulatory reform at all levels to further open telecommunications markets to competition.

THE TELECOMMUNICATIONS ACT OF 1996

     On February 8, 1996, President Clinton signed into law the Telecommunications Act of 1996, which is comprehensive federal telecommunications legislation affecting all aspects of the telecommunications industry. The Telecommunications Act of 1996 establishes a national policy that promotes local exchange competition. At the heart of the Telecommunications Act of 1996 is the requirement that local and state barriers to entry into the local exchange market be removed. The Telecommunications Act of 1996 establishes uniform standards under which the FCC and state commissions are to implement local competition and co-carrier arrangements in the local exchange market. The Telecommunications Act of 1996 also imposes significant obligations on the RBOCs and other ILECs, including the obligation to interconnect their networks with the networks of competitors. Each ILEC would be required not only to open its network but also to unbundle their network elements and services in order that competitors may purchase only those elements and services that they require. The pricing of these unbundled network elements and services, which is uncertain and will depend, among other things, upon regulatory and judicial developments, will determine whether it is economically attractive for CLECs, IXCs and others to use these elements and services. ILECs will be required to make available for resale to new entrants all services they offer end user customers on a retail basis. The Telecommunications Act of 1996 also imposes requirements on ILECs to provide reciprocal call termination and telephone number portability.

     The Telecommunications Act of 1996 also provides, among other things, that the RBOCs and other ILECs satisfy a competitive checklist, providing the Company and other competitors the services and facilities necessary to offer local switched services. Under the Telecommunications Act of 1996, the FCC is directed to interpret and clarify these terms. The FCC has engaged in rulemaking proceedings to establish these arrangements, which will ultimately be implemented by the state telecommunications or regulatory commissions (see "State Regulation" below). The following table summarizes the key factors of the legislatively mandated competitive checklist, often referred to as "co-carrier status," being pursued by the Company with the FCC and with state regulators and the anticipated effect of these factors on the Company's ability to provide fully competitive services on an economically efficient and technically feasible basis.

       CHECKLIST ITEM                         DEFINITION                           ANTICIPATED EFFECT
       --------------                         ----------                           ------------------
Interconnection..............    Efficient network interconnection to     Allows CLECs to service customers not
                                 transfer calls back and forth between    directly connected to their networks
                                 ILECs and competitive networks
                                 (including 911, 0+, directory
                                 assistance, etc.)

       CHECKLIST ITEM                         DEFINITION                           ANTICIPATED EFFECT
       --------------                         ----------                           ------------------
Local Loop Unbundling........    Allows competitors to selectively        Reduces the capital and service costs
                                 gain access at cost-based rates to       of CLECs to serve customers not
                                 ILEC wires from central offices to       directly connected to their networks
                                 customers' premises

Reciprocal Compensation......    Mandates reciprocal compensation for     Improves CLEC margins for local
                                 local traffic exchange between ILECs     service
                                 and competitors

Number Portability...........    Allows customers to change local         Allows customers to switch to CLEC
                                 carriers without changing numbers.       provided local service without
                                 True portability allows incoming         changing phone numbers
                                 calls to be routed directly to a
                                 competitor. Interim portability
                                 allows incoming calls to be routed
                                 through the ILEC to a competitor at
                                 the economic equivalent of true
                                 portability

Access to Phone Numbers......    Mandates assignment of new telephone     Allows CLECs to provide telephone
                                 numbers to CLEC customers                numbers to new customers on the same
                                                                          basis as the ILEC


     The RBOCs' incentive to comply with the opening under the Telecommunications Act of 1996 of the local exchange market to competition derives from the Act's provisions allowing the removal of the current ban on RBOC provision of interLATA toll service and equipment manufacturing. This ban will only be removed after the RBOC demonstrates to the FCC, in consultation with the Department of Justice and the relevant state commissions, that the RBOC has met the requirements of the competitive checklist, which details the basic co-carrier requirements, and the FCC concludes that RBOC entry into long distance is in the public interest. The RBOC must also generally show that it has entered into an approved interconnection agreement with at least one unaffiliated, facilities-based competitor in some portion of a state before offering long distance service in that jurisdiction. In early 1997, Ameritech filed and withdrew two applications with the FCC for authority to provide inter-LATA long distance service in Michigan under the Telecommunications Act of 1996, and has announced that it will again file an application in March 1997, which the FCC must grant or deny within 90 days of filing.


     While state-by-state regulatory activity has to date brought co-carrier arrangements or initiatives to various degrees of completion in most states, the Telecommunications Act of 1996 is intended to accelerate the process and create a competitive environment in all markets, eliminating state and local statutory and regulatory barriers to entry. This preemption of state laws barring local competition and the relaxation of regulatory restraints should enhance the Company's ability to expand its service offerings nationwide.

     The Company, as a facilities-based, multi-market competitive provider already active in emerging co-carrier environments, stands to benefit from the Telecommunications Act of 1996. In addition to providing the Company with a national framework to achieve co-carrier status in local exchange markets, the Telecommunications Act of 1996 permits CLECs with less than 5% of nationwide prescribed access lines to offer single source combined packages of local and long distance services. AT&T, MCI and Sprint may not bundle in a RBOC's territory their local services resold from a RBOC and long distance service until the RBOC is authorized to enter the inter-LATA long distance market or for three years, whichever event occurs earlier.

     The Telecommunications Act of 1996, by removing barriers to entry into the local exchange market and at the same time enabling multiple carriers to compete with the Company in the provision of telecommunications services, ultimately allowing the RBOCs and large IXCs to offer their own packages of single source local/long distance services, substantially increases the competition the Company will face.

     The Telecommunications Act of 1996 also creates a new Federal-State Joint Board for the purpose of making recommendations to the FCC regarding the implementation of a largely revised universal service program. All telecommunications carriers, including the Company, that provide interexchange services are required to contribute, on an equitable and nondiscriminatory basis, to the preservation and advancement of universal service pursuant to a specific and predictable universal service mechanism to be established by the FCC. The Company is unable to predict the final formulas for universal service contributions or its own level of contribution.

     The Telecommunications Act of 1996 in some sections is self-executing, but in most cases the FCC must issue regulations that identify specific requirements before the Company and its competitors can proceed to implement the changes that the Telecommunications Act of 1996 prescribes. The FCC already has commenced several of these rulemaking proceedings. In addition, the Telecommunications Act of 1996 retains for individual state utility commissions authority to impose their own regulation of local exchange services so long as such regulation is not inconsistent with the requirements of the Telecommunications Act of 1996. The Company is unable to predict the final form of such regulation and its potential impact on the market.

FEDERAL REGULATION

     The FCC has adopted a "forbearance" policy for non-dominant carriers, such as the Company and its subsidiaries, under which no prior approval is needed for network construction or acquisition, and only minimal tariff and reporting requirements are in effect. In their provision of certain services, ILECs in most markets are regulated by the FCC as dominant carriers.

     As a result of rulings announced by the FCC in September 1992 and August 1993 (the "Interconnection Decisions"), the Company is able to offer interstate special access and switched access transport services to virtually every business and government end user in the metropolitan areas which the Company elects without being directly connected to such customers. The Interconnection Decisions enabled CLECs to compete for transport of switched long distance calls between ILEC central offices and long distance carrier POPs. At the same time the ILECs were granted greater pricing flexibility for those services. Portions of the Interconnection Decisions are likely to be further reviewed and addressed by the FCC as it construes the federal legislation.

     In March 1995, a major CLEC introduced an initiative before the FCC calling for the nationwide unbundling of the "local loops" controlled by the ILECs in order to make those facilities available on a cost-based basis to all eligible local service providers, including the Company, following initiation of local competition. The local loop is the part of the ILEC networks that physically connects the customer's premises to the central office and is used to receive and originate local and long distance calls. The Company has simultaneously pursued similar initiatives before individual state regulatory commissions and has obtained orders or entered into agreements with ILECs to obtain unbundled loops in a number of states. The FCC has addressed local loop unbundling and related unbundling issues in connection with its interpretation of the Telecommunications Act of 1996.

     In July 1995, the FCC took two actions related to the assignment of telephone numbers, first mandating that responsibility for administering and assigning local telephone numbers be transferred from the RBOCs and a few other ILECs to a neutral entity, and second, proposing a regulatory structure under which a wide range of number portability issues would be resolved. The FCC is expected to address those and other number portability issues in connection with its ongoing interpretation of the Telecommunications Act of 1996. On July 2, 1996 the FCC issued an order regarding interim and permanent number portability indicating that rates charged by ILECs to CLECs for interim portability should be minimal and that permanent number portability should be available in the top 100 U.S. markets by the end of 1997. In September 1996, the FCC designated the members of the North American Numbering Council, which will advise the FCC on numbering issues. On November 18, 1996, one RBOC filed a complaint in the U.S. Court of Claims requesting compensation for costs of interim portability which it claims were a violation of its Fifth Amendment rights under the U.S. Constitution and not allowed by the FCC.

     In September 1995, the FCC issued a Notice of Proposed Rulemaking which proposes rules that, among other things, would increase ILEC pricing flexibility and deregulation as competition increases.

     During 1996 the FCC has taken several actions with respect to competitive local telecommunications pursuant to the Telecommunications Act of 1996.

     On August 1, 1996, the FCC issued an order amending its pole attachment rules to be pursuant to the Telecommunications Act of 1996 by requiring utilities, including ILECs and most electric companies, to make poles, conduit and rights-of-way available to telecommunications carriers, including CLECs, at reasonable cost and on a nondiscriminatory basis. Several utilities have appealed the FCC order to the U.S. Court of Appeals, which has not yet issued a decision.

     On August 8, 1996, the FCC issued an order containing rules providing guidance to the ILECs, CLECs, IXCs and state PUCs regarding several provisions of the Telecommunications Act of 1996, to be applicable in the event that parties to interconnection agreements cannot agree on certain terms and the state PUCs issue orders containing arbitrated results. The rules include, among other things, FCC guidance on: (1) discounts for end-to-end resale of ILEC local exchange services (which the FCC has suggested should be in a range of 17% to 25%); (2) availability of unbundled local loops and other unbundled ILEC network elements; (3) the use of "total element long run incremental cost" (TELRIC) in the pricing of these unbundled network elements; (4) average default proxy prices for unbundled local loops in each state; (5) mutual compensation rates for termination of ILEC/CLEC local calls; (6) an access charge transition plan that: (a) leaves access charges unchanged with respect to situations involving resale of ILEC local exchange services; (b) leaves all access charges in place with respect to situations involving use of ILEC unbundled switching and other network elements to provide local exchange services, except for 25% of the "transport interconnection charge" (TIC); and (c) permits avoidance of access charges only when the ILEC switch is not utilized; and (7) the ability of CLECs and other interconnectors to opt into portions of interconnection agreements negotiated by ILECs with other parties on a most favored nation (or "pick and choose") basis.

     The FCC issued on December 24, 1996 a Notice of Proposed Rule Making (NPRM) regarding future changes to access charges and a Report and Order implementing changes to the ILEC price cap rules. The NPRM generally asked for comments on two approaches for a transition of access charges to cost-based levels -- a "market-based" approach with a phase-in of ILEC deregulation depending upon the level of local competition, and a "prescriptive" approach under which the FCC would specify the timing and nature of changes to existing rate levels. The NPRM also asked for comments on changes to the access charge rate structure as well. The Report and Order eliminated the price cap's lower service band indices and substantially eased the requirements necessary for the introduction of new services. In addition, the Federal-State Joint Board on Universal Service consisting of FCC and state commissioners made its recommendations on the implementation of the universal service provisions of the Telecommunications Act of 1996 on November 7, 1996 and on November 18, 1996 the FCC issued a public notice requesting comments on these recommendations. Under the Telecommunications Act of 1996, the FCC must act on these recommendations by May, 1997 and has stated that it intends to announce new access charge rules within the same time frame.

     The Company envisions that the FCC will initiate many additional proceedings, as a result of the enactment of federal legislation, defining and construing the terms and conditions of the various components necessary for local competition. Many, if not all, of the FCC orders under the federal legislation will likely be appealed by one or more affected parties to the U.S. Court of Appeals and U.S. Supreme Court. In addition, the Telecommunications Act of 1996 may be amended in 1997 or subsequent years. Accordingly, the Company is unable to determine the final form and impact of existing and future legislation, and the regulatory and judicial actions under such legislation.

COURT APPEALS

     Various parties, including ILECs and state PUCs, filed appeals from the FCC's August 8, 1996 order to various U.S. Courts of Appeal, and several parties petitioned the FCC and the courts to stay the effectiveness of the FCC rules included in the FCC's order, pending a ruling on the appeals. Many of the appeals were transferred to the Eighth Circuit U.S. Court of Appeals. On November 18, 1996, several members of Congress filed an amicus curiae brief in support of the appeals of the FCC order. On December 30, 1996, several other members of Congress filed an amicus curiae brief supporting the FCC order.


     The FCC has not stayed its own order. However, on October 15, 1996, the Eighth Circuit U.S. Court of Appeals issued an order containing a partial stay, pending the court's ruling on the various appeals. The order imposed the partial stay on: (1) the use of TELRIC in the pricing of unbundled ILEC network elements and the resulting default proxy prices; and (2) the "pick and choose" provisions. The remainder of the FCC's August 8, 1996 order remains in effect. On November 12, 1996, the U.S. Supreme Court declined to overturn the stay. The Eighth Circuit U.S. Court of Appeals held arguments on the various appeals in January 1997.


     The Company believes the partial stay will not have any material adverse effect on the Company because the Company already has in effect interconnection agreements with the ILECs, or expects to have such agreements in effect after state PUC arbitrations, in substantially all of its markets by early 1997, under the provisions of The Telecommunications Act of 1996, which have not been stayed, and which specifically require ILECs to enter into interconnection agreements and require state PUCs to arbitrate such agreements within certain time frames. The stay of the FCC rules does not delay the implementation of the Act by the parties and by the state PUCs, but rather suspends the guidance that the FCC sought to provide the parties and the state PUCs in the portions of the rules that were stayed.

STATE REGULATION


     The Company's offering of switched local exchange services may be classified as intrastate and therefore subject to state regulation. The Company is certified as a CLEC in 30 of its 36 networks. State authorizations vary in the scope of the intrastate services permitted. The Company is in the process of seeking to expand the scope of its intrastate certification in various jurisdictions, a process which will depend upon regulatory action in the individual states. State laws and regulations that prohibit or have the effect of prohibiting, local and long distance telecommunications competition are preempted under the Telecommunications Act of 1996.


     In most states, the Company is required to file tariffs setting forth the terms, conditions and prices for services which are classified as intrastate. In some states, the Company's tariff can list a range of prices for particular services, and in others, such prices can be set on an individual customer basis. The Company is not subject to price cap or to rate of return regulation in any state in which it currently provides services.

     Under the Telecommunications Act of 1996, implementation of the Company's plans to compete in local markets is and will continue to be, to a certain extent, controlled by the individual states. The Company continues to support efforts at the state government level to more quickly implement competition in their markets under the new federal law and to permit CLECs to operate on the same basis and with the same rights as the ILECs, sometimes referred to as "co-carrier status." As of December 31, 1996, most states have taken regulatory and legislative action to open local communications markets to local exchange competition and co-carrier status. When co-carrier status is granted in a particular state, CLECs would expect to realize lower costs for providing intrastate switched local exchange services in that state.


     The Company has established interconnection agreements with ILECs for 29 of its 36 networks. The Telecommunications Act of 1996 requires ILECs to enter into interconnection agreements with CLECs and other competitors and requires state PUCs to arbitrate such agreements within certain time frames. US West in New Mexico is the only RBOC in the Company's operating markets with which the Company does not have an interconnection agreement, and the Company is in binding arbitration with US West in New Mexico which is scheduled to be completed by early 1997. While the Telecommunications Act of 1996 mandates the implementation of interconnection arrangements, there can be no assurance that such negotiations will enable the Company to secure its desired co-carrier arrangements in a timely fashion or for appropriate rates and terms.


LOCAL GOVERNMENT AUTHORIZATIONS

     In certain locations, the Company is required to obtain local franchises, licenses or other operating rights and street opening and construction permits to install and expand its fiber optic networks. In some of the areas where the Company provides network services, the Company's subsidiaries pay license or franchise fees based on a percent of gross revenues or on a per linear foot basis. There is no assurance that certain cities that do not impose fees will not seek to impose fees, nor is there any assurance that, following the expiration of existing franchises, fees will remain at their current levels.

     The Telecommunications Act of 1996 prohibits local governmental authorities from discriminating among telecommunications carriers and mandates competitively neutral treatment.

     If any of the Company's existing franchise or license agreements were terminated prior to its expiration date and the Company were forced to remove its fiber from the streets or abandon its network in place, such termination would have a material adverse effect on the Company's subsidiary in that metropolitan area and could have a material adverse effect on the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


                    NAME                         AGE                       POSITION
                    ----                         ---                       --------
EXECUTIVE OFFICERS
  Robert A. Brooks(1)........................    64     Chairman; Director
  James C. Allen(1,4)........................    50     Vice Chairman & Chief Executive Officer;
                                                        Director
  D. Craig Young(4)..........................    43     President & Chief Operating Officer; Director
  John C. Shapleigh..........................    47     Executive Vice President, Regulatory and
                                                        Corporate Development
  David L. Solomon...........................    37     Executive Vice President & Chief Financial
                                                        Officer
  John K. Brooks.............................    35     Senior Vice President and President-JB Telecom,
                                                        Inc.
  Gregory J. Christoffel.....................    48     Senior Vice President & General Counsel
  Marilou Crum...............................    49     Senior Vice President, Marketing and Carrier/
                                                        Reseller Sales
  Jim A. Moffit..............................    51     Senior Vice President and Managing Director-GLA
                                                        International
  Mark W. Senda..............................    38     Senior Vice President, Operations
  Waymon R. Tipton...........................    39     Senior Vice President, Corporate Communications
                                                        and Strategic Development
  Gerard J. Howe.............................    41     Vice President, Finance, and Senior Vice
                                                        President & Chief Financial Officer-JB Telecom,
                                                        Inc.
NON-MANAGEMENT DIRECTORS
  Robert F. Benbow(3)........................    61     Director
  William J. Bresnan(1,3,5)..................    63     Director
  Jonathan M. Nelson(1,2,4,5)................    40     Director
  G. Jackson Tankersley, Jr.(1,2,4,5)........    47     Director
  Ronald H. Vander Pol(3)....................    44     Director
  Carol deB. Whitaker(2,4)...................    43     Director


-------------------------
(1) Member of Executive Committee

(2) Member of Compensation Committee

(3) Member of Audit Committee

(4) Member of Finance Committee

(5) Member of Board Governance Committee

     EXECUTIVE OFFICERS

     ROBERT A. BROOKS, CHAIRMAN. Mr. Brooks has been Chairman of the Company since its formation in November 1993. Mr. Brooks was founder and previously served as Chairman of the Board and CEO of BTC. Mr. Brooks has 39 years experience as an entrepreneur, business planner and developer, cable system operator, investor, engineer, consultant, project manager, expert witness and management advisor in cable television and broadband telecommunications. Mr. Brooks was a founder and Chairman for ten years of Cencom Cable Associates, which was founded in 1982 with initial capitalization of approximately $300,000 and was purchased in 1991 by Crown Media (a Hallmark affiliate) in a transaction valued at approximately $1 billion. Mr. Brooks previously served as a Director of OneComm and Chem Design Corporation. He has a B.S.E.E. from Northeastern University and currently is a member of its Corporation. Mr. Brooks currently serves as a member of President's Council of St. Louis University and is a Registered Professional Engineer, a Member of N.S.P.E., a Senior Member of I.E.E.E. and an inducted member of the prestigious Cable Television Pioneers Club.

     JAMES C. ALLEN, VICE CHAIRMAN, CEO. Mr. Allen has been Vice Chairman and CEO of the Company since its formation in November 1993. Mr. Allen previously served as President and COO of BTC. Mr. Allen has 25 years experience as an entrepreneur, business planner and developer, cable system operator, financier, expert witness and advisor in cable television and broadband telecommunications. Mr. Allen was a founder and President, CFO and COO of Cencom Cable Associates, Vice President of Operations of Telcom Engineering, Inc., a telecommunications engineering and consulting firm with clients in both the telephone and cable television industries, Vice President of Operations of United Cable Television, Divisional Manager of Continental Telephone Corporation, and Vice President for Finance of National Communications Service Corporation. He served as Chief Financial and Chief Operating Officer of David Lipscomb University, from which he holds a B.S. degree.

     D. CRAIG YOUNG, PRESIDENT, COO. Mr. Young has served as President and COO of the Company since April 1995. Mr. Young has 16 years experience in the telecommunications industry. He served as Vice President-Sales Operations, Custom Business Services of Ameritech, Inc. from 1993 to 1995; Vice President-Sales and Service, Business and Government Services of U.S. West Communications, Inc. from 1992 to 1993; Vice President-Sales, Large Business Service from 1989 to 1992; and Vice President and General Manager-U.S. West Information Systems from 1986 to 1988. Mr. Young's responsibilities at Ameritech, Inc. and U.S. West Communications, Inc. included the management of all voice and data sales, engineering and pricing activities for large commercial and government end users, and full P&L responsibility for more than $650 million in revenue and direction of a work force of more than 400 employees. Prior to that he served as President of Executone Information Systems, a franchise distributor of voice products. He joined the Company in 1995. He has a B.S., Business Administration/Marketing degree from California State University and has attended the Executive Management Program at Columbia University.

     JOHN C. SHAPLEIGH, EXECUTIVE VICE PRESIDENT, REGULATORY AND CORPORATE DEVELOPMENT. Mr. Shapleigh has been Executive Vice President in charge of the Company's regulatory and corporate development activities since its formation in November 1993. Mr. Shapleigh has 22 years of entrepreneurial, management, regulatory, government policy and legal experience. He is the immediate past Chairman and previously served for two years as President of the Association for Local Telecommunications Services (ALTS), the national trade association for competitive local telecommunications companies. He also served for one year as Associate Administrator of the National Telecommunications and Information Administration (NTIA) in the U.S. Department of Commerce, a key federal telecommunications policy position where he directed NTIA TELECOM 2000: Charting the Course for a New Century, a comprehensive review of 18 telecommunications, mass media and information industries, including telephone, television and cable television, three years as Vice President and General Counsel of LDX Net and WilTel, developers of regional fiber optic telephone networks, positions involving the negotiation of over $100 million in debt financing agreements and oversight of all federal, state and local regulatory matters, and three years as Commissioner, then Chairman, of the Missouri Public Service Commission. He has an A.B. degree from Dartmouth College (Senior Honors) and a J.D. degree from the Washington University School of Law (Law Quarterly). He is a recipient of the President's Award of the Missouri Bar Association.

     DAVID L. SOLOMON, EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER. Mr. Solomon has 13 years experience in financial management and reporting, auditing and business advisory services with KPMG Peat Marwick LLP, most recently as partner. Responsibilities included working with SEC registrants including participation in initial public offerings, equity offerings, debt offerings and required filings. Clients served included organizations in the banking, thrift, insurance, and real estate industries. He joined the Company as Senior Vice President and CFO and has previously served as Secretary and Chief Financial Officer of BTC in 1994. He is a member of the American Institute and Tennessee Society of CPAs. He has a Bachelor of Science degree from David Lipscomb University.

     JOHN K. BROOKS, SENIOR VICE PRESIDENT, AND PRESIDENT - JB TELECOM, INC. Mr. Brooks has over 11 years of entrepreneurial, cable TV system management, marketing and regulatory experience. He was Vice President of Operations of Cencom Cable Associates, Inc. from 1983 until Cencom was acquired by a subsidiary of Hallmark Cards, Inc. in 1991. Previous positions with Cencom included Corporate Vice President - Operations; Regional Vice President - Operations; Corporate Vice President - Government and Public Relations; Assistant Vice President - Marketing and Programming; and South Carolina State Manager - Cable Operations. Mr. Brooks has also been involved in cable system acquisition due diligence, financing and franchise negotiations. He holds a B.A. in Political Science from the University of Missouri and is a former officer and director of the Missouri Cable Television Association. Mr. Brooks served as Senior Vice President of Corporate Development of BTC from 1992 to 1994, as Executive Vice President of Operations of the Company from 1994 to 1995, and as President of JB Telecom, Inc. (formerly a subsidiary of BTC, which became a subsidiary of the Company in January 1996) from 1995 to present. He has served as Senior Vice President of the Company since February 1996.


     MARILOU CRUM, SENIOR VICE PRESIDENT, MARKETING AND CARRIER/RESELLER
SALES. Ms. Crum joined the Company as Senior Vice President, Marketing and Carrier/Reseller Sales, in July 1996 and has over 20 years of management experience within the telecommunications industry in sales, marketing and product management. Ms. Crum is a former Vice President of National Accounts of WilTel and was responsible for establishing and directing their National Accounts program on a nationwide basis for both network services and customer premises equipment. Prior to joining WilTel in 1987, Ms. Crum managed the Central Region National Accounts organization for AT&T. In addition, Ms. Crum was responsible for Product Marketing, Technical Support and Strategic Account Marketing for this same region at AT&T. Prior to joining AT&T in 1983, Ms. Crum also held a number of management positions beginning in 1976 with Southwestern Bell in the areas of sales, technical support, interstate network services, and product marketing. Ms. Crum has a B.S. degree from the University of Missouri.



     GREGORY J. CHRISTOFFEL, SENIOR VICE PRESIDENT & GENERAL COUNSEL. Mr. Christoffel has been Senior Vice President and General Counsel of the Company since February 1996. Mr. Christoffel has 21 years of legal, regulatory and management experience, principally in the telecommunications industry. He served as former General Attorney for Mergers & Acquisitions and International Business of Southwestern Bell Corporation. His experience at Southwestern Bell included structuring and executing several industry-leading acquisitions in cellular telephone, cable television and foreign telecommunications privatizations, as well as extensive participation in critical legal proceedings before the Federal District Court enforcing the Divestiture Decree and before the Federal Communications Commission in proceedings regarding regulatory reform. Early in his career, he served as First Assistant Public Counsel, representing the consumer interest in rate proceedings before the Missouri Public Service Commission, and as Assistant Attorney General in the Antitrust Division of the Missouri Attorney General's office. In private practice, Mr. Christoffel served his firm as managing partner and provided corporate, securities and transaction counsel for a variety of companies involved in telecommunications equipment manufacturing, domestic and foreign SMR wireless service and other telecommunications businesses. Mr. Christoffel joined the Company in 1996 after serving as the President of Brooks Telecommunications International, Inc., responsible for overseeing the development of a broadband integrated services digital network in a joint venture in Guangzhou, China. Mr. Christoffel holds an A.B. (Classical) in philosophy and languages from St. Louis University School of Philosophy and Letters and a J.D. cum laude from St. Louis University School of Law (Law Journal, Woolsack).


     JIM A. MOFFIT, SENIOR VICE PRESIDENT, AND MANAGING DIRECTOR - GLA INTERNATIONAL. Mr. Moffit has 26 years experience as a financial officer, business and financial planner, specialist in regulatory matters, accountant, expert witness, consultant and auditor, including 24 years with a large independent telephone company and an international accounting firm. Mr. Moffit was President of Contel Corporation Central Region for four years until Contel was merged into GTE in 1991. Other positions with Contel included five years as Vice President-Financial Director, Western Region; two years as Assistant Vice President-Revenue Requirements, Western Region; four years as Assistant Vice President-Financial Planning, Western Region; and five years as corporate chief accountant.

Mr. Moffit also spent four years on the audit staff of Arthur Andersen. He holds a B.S., Accounting degree, with honors, from Northeast Missouri State University and an MBA from Washington University. Mr. Moffit also has a CPA and is licensed to practice accounting in Missouri. He was named as one of the telecommunications industry's "Rising Stars" by Telephony Magazine in 1989. He has served the Company in various positions since its formation in 1993 and was an executive officer of BTC from 1991 to 1993.

     MARK W. SENDA, SENIOR VICE PRESIDENT, OPERATIONS. Mr. Senda joined the Company as Senior Vice President, Operations, effective January 1, 1997, and has over 13 years experience in the telecommunications industry. From September 1995 until December 1996, he served as Vice President, North American Operations, of MFS Global Network Services, Inc., where he was responsible for the installation and maintenance of all products, services and infrastructure covering five regions. Mr. Senda was also Senior Vice President, Network Services, from 1994 to September 1995, Vice President, Operations, from 1993 to 1994, and Regional Director, Operations, from 1992 to 1993, of MFS Telecom, Inc. From 1983 to 1992, Mr. Senda held various operations and project management positions with MCI. He received a B.S. from the State University of New York and an M.A. from Rutgers University.


     WAYMON R. TIPTON, CFA, SENIOR VICE PRESIDENT, CORPORATE COMMUNICATIONS AND STRATEGIC DEVELOPMENT. Mr. Tipton joined the Company as Senior Vice President, Corporate Communications and Strategic Development, in August 1996 and has over 15 years experience in investment banking, investment consulting, and institutional equity and fixed income securities sales. He was previously Senior Vice President, founder, and manager of the Investment Banking Division of a major regional bank specializing in acquisition and project financing. Mr. Tipton was previously Senior Managed Accounts Consultant and partner with the leading consulting group in PaineWebber. Prior thereto, he was regional institutional securities salesman with Shearson-Lehman Bros. for intermediate sized money managers, insurance companies, trust departments, and high net worth individuals. Mr. Tipton is a holder of the Chartered Financial Analyst designation, and received an MBA from the Owen Graduate School of Management of Vanderbilt University and a B.A. from Vanderbilt University.


     GERARD J. HOWE, VICE PRESIDENT, FINANCE, AND SENIOR VICE PRESIDENT & CHIEF FINANCIAL OFFICER - JB TELECOM, INC. Mr. Howe has over 18 years experience in the telecommunications industry in the areas of financial, regulatory, information processing, and human resource management. Mr. Howe previously served as Vice President-Chief Financial Officer of SBC CableComms, U.K., a joint venture between SBC Communications and Cox Communications, from 1993 to 1995. SBC CableComms provided cable television and competitive local telephone services in seven franchise areas encompassing 1.4 million homes throughout England. In that position, Mr. Howe was responsible for financial reporting, planning and budgeting, treasury operations, corporate development, and tax planning and compliance, as well as for regulatory and legislative affairs. Mr. Howe served as Vice President-Chief Financial Officer from 1990 to 1993 and as Senior Vice President-Customer Services from 1995 to 1996 for Southwestern Bell Yellow Pages. In addition to the aforementioned positions, Mr. Howe also held various positions in the treasury, regulatory, audit and information systems organizations of SBC and Southwestern Bell Telephone Company. He joined the Company on June 1, 1996. Mr. Howe has a B.S. from Southern Illinois University and an MBA from St. Louis University.

     NON-MANAGEMENT DIRECTORS

     ROBERT F. BENBOW, DIRECTOR. Mr. Benbow is a Vice President of Burr, Egan, Deleage & Co. and a General Partner in certain funds affiliated with Burr, Egan, Deleage & Co. He joined that firm in 1990. He previously spent 22 years with the Bank of New England, N.A. where he was Senior Vice President responsible for special industries lending in the areas of media, project finance and energy. He holds a B.S. in Finance/Economics from the University of Illinois. He serves as a director of ST Enterprises, Ltd., a local exchange telephone company; Datamarine International; Golden Sky Services, Inc.; Incom Communications Corp.; U.S. One Communications Corp.; and Teletrac, Inc.


     WILLIAM J. BRESNAN, DIRECTOR. Mr. Bresnan is President and founder of Bresnan Communications, Inc., a company that operates cable systems and/or provides telephony services in five U.S. states as well as Poland and Chile. He has been involved in the telecommunications industry since 1958. Mr. Bresnan was president of Teleprompter Corporation, which at one time was the nation's largest cable television company, and later was Chairman and Chief Executive Officer of Group W Cable, Inc., a subsidiary of Westinghouse Electric Corporation. He is a director of United Video Satellite Group, Inc., which is a publicly traded company. Mr. Bresnan also serves as a director of numerous organizations, including National Cable Television Association, C-Span, Cable in the Classroom, Cable Television Laboratories, the Foundation for Minority Interests in Media, the National Cable Television Center and Museum, and the Cable Television Advertising Bureau.


     JONATHAN M. NELSON, DIRECTOR. Mr. Nelson is a managing general partner of Providence Ventures, L.P., which is the general partner of the general partner of Providence Media Partners L.P. ("PMP"). Mr. Nelson is co-chairman of Providence Ventures Inc., which is the management company for PMP. He joined that firm in 1990. Mr. Nelson is also president and chief executive officer of Providence Equity Partners Inc., the management company of Providence Equity Partners L.P. (together with PMP, "Providence") and a managing director of Narragansett Capital, Inc. ("Narragansett"), the management company for three separate equity investment funds. Affiliates of Providence and Narragansett have equity investments in cellular telephone, paging, wireless data, PCS, cable television and broadcast businesses. Mr. Nelson is currently a director of Wellman, Inc., Western Wireless Corporation and numerous privately-held companies affiliated with Providence or Narragansett. Mr. Nelson received a Master of Business Administration from the Harvard Business School in 1983 and a Bachelor of Arts from Brown University in 1977.


     G. JACKSON TANKERSLEY, JR., DIRECTOR. Mr. Tankersley is a co-founder and General Partner of The Centennial Funds ("Centennial"). He joined that firm in 1981. He also serves as the President and Chief Executive Officer of Centennial Holdings, Inc., which manages Centennial. Since the formation of Centennial in 1981, it has specialized its investment activities in the electronic communications industries. Previously, Mr. Tankersley served as a vice president of Continental Illinois Venture Corporation and Continental Illinois Equity Corporation, the private equity investment arms of Continental Illinois Corp. He has served on a number of the boards of directors of various public and private portfolio investments of Centennial. Mr. Tankersley received a B.A. degree (high honors) from Denison University and an M.B.A. from The Amos Tuck School of Business Administration at Dartmouth College.

     RONALD H. VANDER POL, DIRECTOR. Mr. Vander Pol has been a participant in the telecommunications industry for the last 16 years. In 1982, he founded Teledial America, Inc., a long distance reseller. He started Digital Signal, Inc., a fiber optic provider, in 1986 and City Signal, Inc., a competitive access provider, in 1989 (see "Summary -- Recent Developments" and "Certain Relationships and Related Transactions"). Since then, Mr. Vander Pol has started two additional long distance companies, Teledial of North Carolina and ATS Network Services in Tennessee. He holds a bachelor's degree from Calvin College in Grand Rapids, Michigan.


     CAROL DEB. WHITAKER, DIRECTOR. Ms. Whitaker has almost 20 years of investment banking and operating experience with both corporations and Wall Street firms. Ms. Whitaker is Chairman of Whitko & Company, a Denver based investment banking and management consulting firm. Previous positions included Chief Executive Officer of W.W. Comm, Inc., a start-up company exploring videotelecommunications opportunities; acting Chief Financial Officer for OneComm Corp., an emerging wireless communications company; and Vice President of Development for Rifkin & Associates, Inc., a privately owned cable television owner and operator, with responsibility for acquisition financing. Ms. Whitaker has a B.A. in Economics from Colorado College and an M.B.A. from the University of Chicago.

                           -------------------------

     Officers are elected by and serve at the discretion of the Board of Directors. John K. Brooks is the son of Robert A. Brooks. There are no other family relationships among the directors and executive officers of the Company.


     The Board of Directors has an Executive Committee, a Finance Committee, an Audit Committee, a Compensation Committee and a Board Governance Committee. The Compensation Committee is comprised of Messrs. Tankersley (Chairman) and Nelson and Ms. Whitaker. Directors are not compensated for their services as directors but are reimbursed for expenses incurred in connection with Board and committee meetings attended.



     The By-laws of the Company provide for a Board of Directors consisting of 12 directors. At the present time there is one vacancy. Each of the directors, other than Messrs. Bresnan, Vander Pol, Young and Tankersley and Ms. Whitaker, has served since the formation of the Company in November 1993. Messrs. Young and Tankersley have served as directors since April 1995 and December 1995, respectively. Messrs. Bresnan and Vander Pol have served as directors since May 22, 1996, and Ms. Whitaker was elected on October 15, 1996. The current directors have been elected to serve until the expiration of the term of the class to which he or she has been elected and until their respective successors are elected and qualified or until their earlier death, resignation or removal. The Class I directors, whose term expires in 1997, are Messrs. Benbow and VanderPol and Ms. Whitaker; the Class II directors, whose term expires in 1998, are Messrs. Allen, Bresnan and Young; and the Class III directors, whose term expires in 1999, are Messrs. Brooks, Nelson and Tankersley.


EXECUTIVE COMPENSATION

     The following table sets forth certain summary information for the fiscal years ended December 31, 1996 and 1995 concerning the compensation earned by the Chief Executive Officer and each of the other four most highly compensated executive officers of the Company during such fiscal year for services in all capacities.

                           SUMMARY COMPENSATION TABLE

                                                                              LONG-TERM
                                          ANNUAL COMPENSATION               COMPENSATION
                              -------------------------------------------   -------------
                                                             OTHER ANNUAL    SECURITIES      ALL OTHER
          NAME AND                    SALARY       BONUS     COMPENSATION    UNDERLYING     COMPENSATION
     PRINCIPAL POSITION       YEAR     ($)         ($)(2)       ($)(3)      OPTIONS(#)(4)      ($)(5)
     ------------------       ----    ------       ------    ------------   -------------   ------------
Robert A. Brooks............  1996   $300,000     $120,000       --            100,000         $   --
Chairman of the Board         1995    250,000(1)    50,000       --             60,000             --
James C. Allen..............  1996   $275,000     $110,000       --            100,000         $4,750
Vice Chairman & Chief         1995    225,000(1)    50,000       --             60,000          4,500
Executive Officer
D. Craig Young..............  1996   $200,000     $ 80,000       --             20,000         $2,000
President & Chief Operating   1995    129,619(6)    50,000       --            200,000             --
Officer
David L. Solomon............  1996   $180,000     $ 72,000       --            100,000         $4,638
Executive Vice President &    1995    165,000       45,000       --             60,000          3,300
Chief Financial Officer
John C. Shapleigh...........  1996   $152,000     $ 50,000       --             80,000         $3,172
Executive Vice President-     1995    146,000       25,000       --                  0          2,920
Regulatory and Corporate
Development

---------------
(1) Includes compensation paid by Brooks Telecommunications Corp. ("BTC") under a Management and Services Agreement between the Company and BTC. Effective upon the merger of BTC into the Company on January 2, 1996, the Company pays all of the compensation of Messrs. Brooks and Allen. During the period from January 2, 1996 to August 31, 1996, the

Company made the services of Mr. Brooks available to Brooks Telecommunications International Inc. on a part-time, as needed basis. See "Certain Relationships and Related Transactions."

(2) Represents bonuses earned in the reported year, which were paid in the following year. The payment of bonuses is at the discretion of the Compensation Committee of the Board of Directors.

(3) The value of incidental personal perquisites furnished by the Company to the named executive officers during 1996 and 1995 did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for such named executive officers.

(4) Represents shares of Common Stock subject to compensatory stock options granted during 1996 and 1995.

(5) Represents contributions made by the Company on behalf of the executive officers under the Company's 401(k) Plan during 1996 and 1995.

(6) Hired on April 5, 1995.


     STOCK OPTION PLAN. Pursuant to the Company's 1993 Stock Option Plan, the Board of Directors is authorized to grant options and stock appreciation rights covering up to 3,400,000 shares of Common Stock of the Company. As of February 28, 1997, options for an aggregate of 636,016 shares at $4.00 per share, 304,370 shares at $6.60 per share, 696,667 shares at $12.50 per share, 483,308 shares at $25.50 per share, 109,500 shares at $25.625 per share, 130,000 shares at $27.00 per share, 80,000 shares at $29.50 per share, 184,000 shares at $32.00 per share and 50,000 shares at $33.75 per share were outstanding under the Company's 1993 Stock Option Plan and an aggregate of 161,100 shares at $11.35 per share were outstanding under the Stock Option Plan of BTC assumed upon effectiveness of the merger with BTC on January 2, 1996. Options held by the CEO and each of the other executive officers named in the Summary Compensation Table are as follows:
Mr. Brooks -- 100,000 shares at $12.50 and 93,441 shares at $25.50; Mr. Allen -- 100,000 shares at $12.50 and 106,309 shares at $25.50; Mr. Young -- 133,333 shares at $4.00, 20,000 shares at $12.50 and 35,752 shares at $25.50; Mr.
Solomon -- 13,333 shares at $4.00, 40,000 shares at $6.60, 100,000 shares at
$12.50 and 39,019 shares at $25.50; and Mr. Shapleigh -- 80,000 shares at $12.50 and 70,787 shares at $25.50; All options become fully vested upon a change-in-control of the Company, as defined in such options. The following table presents certain information concerning stock options granted to the CEO and each of the other named executive officers during 1996. The exercise price for all of the grants of stock options was the fair market value of the Common Stock on the date of grant as determined by the Compensation Committee of the Board of Directors.


                       OPTION GRANTS IN LAST FISCAL YEAR


                                                                                            POTENTIAL REALIZABLE
                                               INDIVIDUAL GRANTS                              VALUE AT ASSUMED
                        ----------------------------------------------------------------    ANNUAL RATES OF STOCK
                                                 PERCENT OF                                PRICE APPRECIATION FOR
                              NUMBER OF         TOTAL OPTIONS                                  OPTION TERM(1)
                        SECURITIES UNDERLYING    GRANTED TO     EXERCISE OR                -----------------------
                           OPTIONS GRANTED      EMPLOYEES IN    BASE PRICE    EXPIRATION      5%           10%
         NAME                    (#)             FISCAL YEAR      ($/SH)       DATE(2)        ($)          ($)
         ----           ---------------------   -------------   -----------   ----------      ---          ---
Robert A. Brooks......         100,000               7.64%        $12.50       02/19/06     $786,118    $1,992,178
James C. Allen........         100,000               7.64          12.50       02/19/06      786,118     1,992,178
D. Craig Young........          20,000               1.53          12.50       02/19/06      157,223       398,435
David L. Solomon......         100,000               7.64          12.50       02/19/06      786,118     1,992,178
John C. Shapleigh.....          80,000               6.11          12.50       02/19/06      628,895     1,593,742


---------------
(1) The dollar amounts under the 5% and 10% columns are the result of calculations required by the rules of the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, of the Common Stock price. The amounts shown reflect the difference between the appreciation and the exercise price at the assumed annual rates of appreciation through the tenth anniversary of the dates of grant.
(2) All options vest in one-third increments on the first, second and third anniversaries of the date of initial grant.

     The following table sets forth certain information with respect to the CEO and each of the other named executive officers regarding the value of their unexercised options held as of December 31, 1996. No options were exercised during 1996.

                    AGGREGATED FISCAL YEAR-END OPTION VALUES


                                       NUMBER OF SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                            UNEXERCISED OPTIONS AT           IN-THE-MONEY OPTIONS AT
                                             DECEMBER 31, 1996(1)              DECEMBER 31, 1996(2)
                                       --------------------------------   ------------------------------
                NAME                   EXERCISABLE(3)     UNEXERCISABLE   EXERCISABLE(3)   UNEXERCISABLE
                ----                   --------------     -------------   --------------   -------------
Robert A. Brooks.....................      157,020           100,000        $2,947,933      $1,300,000
James C. Allen.......................      175,540           100,000         3,209,891       1,300,000
D. Craig Young.......................       66,667           153,333         1,433,341       3,126,660
David L. Solomon.....................       65,187           153,333         1,213,399       2,324,660
John C. Shapleigh....................      129,260            80,000         2,711,029       1,040,000


---------------
(1) Includes substituted options issued upon the effectiveness of the merger with BTC on January 2, 1996.
(2) Reflects the difference between the exercise price and $25.50 per share.
(3) All of such options were exercised as of January 1, 1997.

     1996 EMPLOYEE STOCK PURCHASE PLAN. In February 1996, the Company established an Employee Stock Purchase Plan (the "ESPP") to provide employees of the Company with an opportunity to purchase Common Stock through payroll deductions. Under the ESPP, up to 500,000 shares of Common Stock have been reserved for issuance, subject to certain antidilution adjustments. The ESPP became effective at the time of the Company's initial public offering of Common Stock in May 1996. The ESPP is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. The first offering period under the ESPP is from May 1996 through April 30, 1997. The Board of Directors will have authority to authorize up to four annual offering periods thereafter. The ESPP terminates on April 30, 2001. Eligible employees may participate in the ESPP by authorizing payroll deductions during an offering period within a percentage range determined by the Board of Directors. Initially, the amount of authorized payroll deductions will be not less than 1% nor more than 10% of an employee's cash compensation during an offering period, but not more than $25,000 per year. Amounts withheld from payroll are applied at the end of each offering period to purchase shares of Common Stock. Participants may withdraw their contributions at any time before stock is purchased, and in the event of withdrawal such contributions will be returned to the participants with interest. The purchase price of the Common Stock is equal to 85% of the lower of (i) the market price of Common Stock immediately before the beginning of the applicable offering period or (ii) the market price of Common Stock at the end of each offering period. All expenses incurred in connection with the implementation and administration of the ESPP will be paid by the Company.

     401(K) PLAN. The Company has a 401(k) savings and retirement plan (the "401(k) Plan") which covers substantially all employees of the Company. All employees of the Company who are 21 years of age or older are eligible to participate in the 401(k) Plan upon completion of twelve months of service. The 401(k) Plan allows participants to agree to certain salary deferrals which the Company allocates to the participant's plan account. These amounts may not exceed statutorily mandated annual limits set forth in Sections 401(k), 404 and 415 of the Internal Revenue Code. Participants are also eligible to receive Company matching contributions each year in an amount up to 50% of the participant's contribution up to a maximum of 4% of such participant's annual compensation. All contributions to a participant's plan account are subject to limitations imposed on retirement plans generally and 401(k) plans in particular. The Company's contributions will generally vest over a five-year period. Distribution of a participant's account under the 401(k) Plan may be made at retirement, death, permanent disability or other termination of employment in a lump-sum form of payment. Participant's may withdraw amounts from their plan accounts after attainment of age 59 1/2 or in the event of proven financial hardship, and may also take loans against their plan account balances.

     EMPLOYMENT, CONSULTING AND NON-COMPETITION AGREEMENT. The Company and Robert A. Brooks entered into an Employment, Consulting and Non-Competition Agreement as of March 11, 1997 (the "Brooks Agreement") which provides for the employment of Mr. Brooks as Chairman of the Board of Directors through December 31, 1997. The Brooks Agreement also provides for each of a consulting term with Mr. Brooks commencing at the expiration of the employment term and expiring on December 31, 2002. The Brooks Agreement provides for payments of a salary of $400,000 for 1997 and an annual bonus for 1997 of not less than $400,000 and consulting fees for each of 1998 and 1999 of $250,000, consulting fees for each of 2000 and 2001 of $200,000 and a consulting fee for 2002 of $150,000. During the employment term, Mr. Brooks is also eligible to participate in all incentive compensation plans and other employee benefits provided to the Company's executive officers.



     The Brooks Agreement also contains a non-competition provision restricting Mr. Brooks from competing with the Company within the United States until December 31, 2002. In consideration for agreeing to these restrictions, the Company shall pay Mr. Brooks $250,000 in each of 1998 and 1999, $200,000 in each of 2000 and 2001 and $150,000 in 2002.



     If Mr. Brooks' employment or consulting arrangement is terminated by the Company for any reason (other than a "Good Cause Event" as defined in the Brooks Agreement), the Company will (a) continue his medical insurance benefits and (b) pay him a lump sum payment equal to the present value of his employment compensation and consulting fees not yet paid. If such payments would be subject to an excise tax under the Internal Revenue Code, Mr. Brooks would be entitled to receive additional payments equal to the excise tax imposed. If the employment or consulting period is terminated by Mr. Brooks' death, his beneficiaries shall be entitled to 50% of all then unpaid employment, consulting and non-competition payments. All such payments continue without reduction in the event of Mr. Brooks' disability.



     If Mr. Brooks resigns within one year after a Change of Control (as defined in the Brooks Agreement), the Company will (a) continue his medical insurance benefits and (b) pay him a lump sum equal to the present value of his then unpaid employment compensation and consulting fees. Such payments are subject to reduction to the extent they exceed the amounts deductible by the Company for federal income tax purposes because of Section 280G of the Internal Revenue Code.



     As long as Mr. Brooks remains the beneficial owner of not less than 200,000 shares of Common Stock, the Company has agreed in the Brooks Agreement to use its best efforts to cause his nomination and election as a director of the Company. During the employment and consulting periods, Mr. Brooks will continue to be entitled to his existing personal perquisites.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company was founded in November 1993 by BTC, executives and other employees of BTC and the Company and a group of venture capital investors who provided its initial $40.8 million of equity capital. As the Company's founding shareholder, BTC received 1,162,800 founder's shares of the Company's Common Stock and founder's warrants exercisable at $220.00 per share to purchase 81,600 shares of the Company's Series A-1 Convertible Preferred Stock (representing 1,632,000 shares of Common Stock on an as-converted basis at $11.00 per share). BTC also invested $635,000 in the Company's first round financing to acquire 6,350 shares of the Company's Series A-1 Convertible Preferred Stock and $1,000,065 in the Company's second round financing to acquire 6,061 shares of Series A-2 Convertible Preferred Stock. On a fully diluted basis, these securities represented a total of approximately 14.2% of the Company's capital stock outstanding on January 2, 1996.

     Pursuant to an Agreement and Plan of Merger dated December 19, 1995 between BTC and the Company, BTC was merged into the Company on January 2, 1996, securities of the Company held by BTC were cancelled and the former holders of BTC's Common Stock, BTC's Preferred Stock, Convertible Notes, and options and warrants to purchase BTC Common Stock received shares of the Company's Common Stock, warrants to purchase shares of the Company's Series A-1 Convertible Preferred Stock ("Preferred Stock Warrants") and in-the-money options and warrants to purchase shares of the Company's Common Stock which, at January 2, 1996, represented an aggregate of approximately 18.5% of the fully diluted shares of Common Stock of the Company, and out-of-the-money warrants to acquire an additional 3.3% of the Company's fully diluted Common Stock on such date. Certain of the executive officers, directors and stockholders of the Company named in tables under "Principal and Selling Stockholders" below were also executive officers, directors and/or stockholders of BTC prior to the merger and received, as a result of the merger, an aggregate of 690,720 shares of the Company's Common Stock, Preferred Stock Warrants exercisable on an as converted basis for 520,100 shares of the Company's Common Stock, 164,760 in-the-money Common Stock options, 55,540 in-the-money Common Stock warrants and 117,320 out-of-the-money Common Stock warrants, including approximately 149,280 shares of the Company's Common Stock and Preferred Stock Warrants exercisable on an as converted basis for approximately 115,400 shares of the Company's Common Stock in exchange for an aggregate of 94,106 shares of BTC Common Stock acquired since January 1, 1994 for a total of $2,579,261. See "Management" and "Principal and Selling Stockholders."

     The terms of the merger reflected an agreed value for the Company's Common Stock of $12.50 per share (as adjusted for the 20-for-1 Common Stock split effected concurrently with the merger). The transactional value was mutually determined by the Company and BTC after consultation with their respective financial advisors. At a valuation of $12.50 per share, BTC's holdings of the Company's securities were valued at $22.6 million (accounting for approximately 60% of BTC's total value) and BTC's other assets, comprised primarily of the GLA consulting business, were valued at approximately $13.8 million. At a price of $12.50 per share, BTC's fully diluted equity was valued at approximately $36.4 million. In exchange for all of the outstanding securities of BTC, the Company issued 2,167,360 shares of the Company's Common Stock (representing 756,340 incremental shares) valued at approximately $27.1 million, 81,597 Preferred Stock Warrants valued at approximately $5.0 million, 375,860 in-the-money Common Stock warrants and options, and 758,980 out-of-the-money Common Stock warrants.

     Pursuant to the terms of a Management and Services Agreement dated as of November 10, 1993 between the Company and BTC (which was cancelled upon effectiveness of the merger), BTC had assigned and made available to the Company the services of the Company's Chief Executive Officer on an as-needed basis and the services of BTC's Chief Executive Officer to act as Chairman of the Board of the Company, and had provided, at BTC's principal executive offices, sufficient office space and support services for the Company's principal executive offices, for a fee of $250,000 per annum, plus the Company's proportionate share of rent, utilities and telephone expenses. Pursuant to a Consulting Agreement, GLA provided network engineering, design and other services to the Company. During the year ended December 31, 1995, the Company paid BTC and GLA a total of $1,478,000 pursuant to such arrangements.

     Pursuant to the terms of a Management and Services Agreement dated as of January 2, 1996 between the Company and Brooks Telecommunications International, Inc. ("BTI", a company spun-off to the stockholders of BTC prior to its merger with the Company), the Company had agreed to assign and make available to BTI, on a part-time, as needed basis, the services of its Chairman to act as Chairman and Chief Executive Officer of BTI and to provide to BTI sufficient office space and support services to conduct its business, for a fee of $150,000 per annum plus BTI's proportionate share of rent, utilities, telephone and other out-of-pocket expenses. The agreement was terminated effective August 31, 1996.

     Centennial Holdings IV, L.P. ("Holdings IV") and Centennial Holdings, Inc. ("CHI") are investors in World-Net and have invested a total of $13.3 million for a 20.1% fully diluted interest in World-Net. G. Jackson Tankersley, Jr. is an individual General Partner of the sole General Partner of Centennial IV and an executive officer and director of CHI.

     As a result of the City Signal Acquisition, Ronald H. Vander Pol received 2,240,000 shares of the Company's Common Stock. In connection with the Company's IPO, 224,000 of such shares were sold. Mr. Vander Pol has the option to require the Company to repurchase any or all of the remaining 2,016,000 shares at a price of $12.50 per share on or before February 1, 1998.

     In March 1995, the Company paid to Whitko & Company, an investment banking and management consulting firm of which Carol deB. Whitaker is chairman, a fee of $292,000 for consulting services provided to the Company in connection with the acquisition of certain assets by the Company. No continuing consulting relationship exists between Whitko & Company and the Company. The Company believes that the terms and conditions of such services were no less favorable to the Company than those that would have been available to the Company in comparable, arm's-length relationships with unaffiliated persons.


     Certain of the executive officers named in the Summary Compensation Table are indebted to the Company on 6% notes payable on December 31, 1997 which were delivered by such executive officers to evidence their respective obligations to reimburse the Company for amounts of income tax withholding payments made by the Company with respect to their stock option exercises on January 1, 1997. Amounts outstanding under such notes as of February 28, 1997 were as follows: Robert A. Brooks -- $956,572; James C. Allen -- $1,041,610; D. Craig Young -- $465,119;
David L. Solomon -- $393,748; and John C. Shapleigh -- $879,729. None of such individuals was indebted to the Company during the fiscal year ended December 31, 1996, and the respective amounts owed to the Company as of February 28, 1997 are the highest amounts such executive officers have owed to date.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's outstanding Common Stock as of February 28, 1997 by
(i) each person or entity who is known by the Company to beneficially own 5% or more of the Company's Common Stock, (ii) each of the executive officers named in the Summary Compensation Table, (iii) each of the Company's directors and (iv) all of the Company's directors and executive officers as a group.



                                                               NUMBER OF SHARES     PERCENT OF
                                                                 BENEFICIALLY      COMMON STOCK
                NAME OF BENEFICIAL OWNER                            OWNED         OUTSTANDING(1)
                ------------------------                       ----------------   --------------
5% Stockholders and Affiliated Directors
Putnam Investments, Inc. ................................         2,284,448(2)         6.99%
  One Post Office Square
  Boston, MA 02109
Fidelity Investments, Inc................................         2,072,000            6.34%
  82 Devonshire Street
  Boston, MA 02109
Ronald H. Vander Pol (Director)..........................         2,056,000(3)         6.29%
  7228 Kenowa Ave., S.W.
  Byron Center, MI 49315
Other Directors and Named Executives
G. Jackson Tankersley, Jr. (Director)....................         1,470,871(4)         4.49%
Robert F. Benbow (Director)..............................         1,063,638(5)         3.26%
Jonathan M. Nelson (Director)............................           899,075(6)         2.75%
Robert A. Brooks (Named Executive and Director)..........           853,666(7)         2.59%
James C. Allen (Named Executive and Director)............           388,549(8)         1.18%
John C. Shapleigh (Named Executive)......................           328,437(9)         1.00%
David L. Solomon (Named Executive).......................           143,607(10)            *
D. Craig Young (Named Executive and Director)............           160,318(11)            *
William J. Bresnan (Director)............................            51,634(12)            *
Carol deB. Whitaker (Director)...........................            20,000(13)            *
Directors and executive officers as a group (18
  persons)...............................................         6,377,248(14)       19.02%


---------------
  *  Represents beneficial ownership of less than one percent.

 (1) Percentages are determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.


 (2) Includes (i) 2,225,548 shares of Common Stock beneficially owned by Putnam Investment Management, Inc. ("PIM") and (ii) 58,900 shares of Common Stock beneficially owned by The Putnam Advisory Company, Inc. ("PAC"). Putnam Investments, Inc., a wholly-owned subsidiary of Marsh & McLennen Companies, Inc., wholly owns PIM and PAC, each of which is a registered investment adviser.



 (3) Includes (i) 1,587,500 shares of Common Stock held by Ronald H. Vander Pol and (ii) 468,500 shares of Common Stock held by Rushing Wind Ltd., Mr. Vander Pol's private foundation. Mr. Vander Pol has the option to require the Company to repurchase up to 2,016,000 of such shares at a price of $12.50 per share on or before February 1, 1998.



 (4) Represents (i) 844,520 shares beneficially owned by Centennial Fund IV, L.P. ("Centennial IV"), including 827,860 shares of Common Stock and warrants to purchase 16,660 shares of Common Stock, (ii) 593,670 shares beneficially owned by Centennial Fund III, L.P. ("Centennial III"), including 542,250 shares of Common Stock and warrants to purchase 51,420 shares of Common Stock, (iii) 21,560 shares beneficially owned by Holdings IV, (iv) 5,400 shares beneficially owned by CHI, (v) 298 shares held by The Tankersley Family Limited Partnership ("Tankersley LP") and (vi) 1,833 shares of Common Stock and 3,700 shares of Common Stock subject to an option which is exercisable within 60 days owned by G. Jackson Tankersley, Jr.


     Mr. Tankersley is (i) an individual General Partner of each of Centennial Holdings III, L.P. ("Holdings III") and Holdings IV which serves as the sole General Partner of Centennial III and Centennial IV, respectively,
     (ii) an executive officer and director of CHI and (iii) an individual General Partner of Tankersley LP. As the sole General Partner of Centennial III, Holdings III may be deemed to be the indirect beneficial owner of Centennial III's shares by virtue of its authority to make investment decisions regarding the voting and disposition of shares directly beneficially owned by Centennial III (such decisions are made by the majority decision of a three member Investment Committee of Holdings III on which Mr. Tankersley serves). As the sole General Partner of Centennial IV, Holdings IV may be deemed to be the indirect beneficial owner of Centennial IV's shares by virtue of its authority to make investment decisions regarding the voting and disposition of shares directly beneficially owned by Centennial IV (such decisions are made by the majority decision of a six-member Investment Committee of Holdings IV on which Mr. Tankersley serves). Holdings III does not own directly any shares of Common Stock.


     Mr. Tankersley disclaims beneficial ownership of all shares of the Company's Common Stock (i) directly or indirectly owned by Centennial III or Holdings III, (ii) directly or indirectly owned by Centennial IV or Holdings IV, (iii) directly or indirectly owned by CHI and (iv) directly or indirectly owned by Tankersley LP. Each of Centennial III and Holdings III disclaims beneficial ownership of all shares directly beneficially owned by Centennial IV; each of Centennial IV and Holdings IV disclaims beneficial ownership of all shares directly beneficially owned by Centennial III; and all members of the Holdings III and Holdings IV Investment Committees disclaim beneficial ownership of shares directly beneficially owned by Centennial III and Centennial IV, respectively. In addition, the officers and directors of CHI disclaim beneficial ownership of shares directly beneficially owned by CHI, and the General Partners of Tankersley LP disclaim beneficial ownership of shares directly beneficially owned by Tankersley LP.


 (5) Represents shares beneficially owned by entities to which Burr, Egan, Deleage & Co., of which Mr. Benbow is a Vice President, directly or indirectly provides investment advisory services. Includes (i) 1,052,568 shares of Common Stock held by Alta V Limited Partnership and (ii) 11,070 shares of Common Stock held by Customs House Partners. The respective general partners of Alta V Limited Partnership and Customs House Partners exercise sole voting and investment power with respect to the shares owned by such funds. The principals of Burr, Egan, Deleage & Co. are general partners of Alta V Management Partners, L.P. (which is a general partner of Alta V Limited Partnership) and Customs House Partners. As general partners of such funds, they may be deemed to share voting and investment powers for the shares held by the funds. The principals of Burr, Egan, Deleage & Co. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein. Mr. Benbow is a Vice President of Burr, Egan, Deleage & Co. and general partner of Alta V Management Partners, L.P. (which is the general partner of Alta V Limited Partnership). As a general partner of the fund, he may be deemed to share voting and investment powers for the shares held by the fund. He disclaims beneficial ownership of all such shares held by the aforementioned fund except to the extent of his proportionate pecuniary interests (if any) therein. He does not directly own any securities of the Company.



 (6) Includes (i) 868,885 shares of Common Stock held by Providence Media Partners, L.P. and (ii) 30,190 shares of Common Stock held by Jonathan M. Nelson. Mr. Nelson is a managing general partner of Providence Ventures, L.P., which is the general partner of the general partner of Providence Media Partners, L.P. Mr. Nelson disclaims beneficial ownership of shares beneficially owned by Providence Media Partners L.P.



 (7) Includes (i) 591,892 shares of Common Stock, warrants to purchase 107,200 shares of Common Stock and 126,794 shares of Common Stock subject to options which are exercisable within 60 days held by Robert A. Brooks and (ii) 11,940 shares of Common Stock held by The Brooks Foundation, of which Mr. Brooks is a trustee.


 (8) Represents 248,277 shares of Common Stock, warrants to purchase 260 shares of Common Stock, 139,642 shares of Common Stock subject to options which are exercisable within 60 days owned by Mr. Allen and 370 shares of Common Stock owned by Mr. Allen's wife. Mr. Allen disclaims beneficial ownership of the shares owned by his wife.



 (9) Includes (i) 188,911 shares of Common Stock and 97,454 shares of Common Stock subject to options which are exercisable within 60 days held by John
     C. Shapleigh, (ii) 24,802 shares of Common Stock and warrants to purchase 520 shares of Common Stock held by John C. Shapleigh's Individual Retirement Account, (iii) 12,120 shares of Common Stock held by John C. Shapleigh Holdings, L.P., of which Mr. Shapleigh is the General Partner and
     (iv) 4,630 shares of Common Stock owned by Anne T. Shapleigh, wife of Mr. Shapleigh. Mr. Shapleigh disclaims beneficial ownership of the shares owned by Mrs. Shapleigh.



(10) Represents 57,902 shares of Common Stock, warrants to purchase 20 shares of Common Stock and 85,685 shares of Common Stock subject to options which are exercisable within 60 days.



(11) Includes (i) 2,420 shares of Common Stock and 109,086 shares of Common Stock subject to options which are exercisable within 60 days held by D. Craig Young, (ii) 26,449 shares of Common Stock held by D. Craig Young and Joan L. Young JTWROS, (iii) 833 shares of Common Stock held by D. Craig Young's Individual Retirement Account, (iv) 19,620 shares of Common Stock held by The Joan L. Young Revocable Trust, of which Joan L. Young, the wife of D. Craig Young, is trustee, (v) 550 shares of Common Stock held by Joan
     L. Young's Individual Retirement Account, (vi) 680 shares of Common Stock held by the Andrew G. Young Trust and (vii) 680 shares of Common Stock held by the Troy D. Young Trust. Andrew G. Young and Troy D. Young are children of D. Craig Young. Mr. Young disclaims beneficial ownership of the shares owned by The Joan L. Young Revocable Trust, Joan L. Young's Individual Retirement Account, the Andrew G. Young Trust and the Troy D. Young Trust.



(12) Represents 47,934 shares of Common Stock and an option to purchase 3,700 shares of Common Stock which is exercisable within 60 days.



(13) Represents an option to purchase 20,000 shares of Common Stock which is exercisable within 60 days.



(14) Excludes 1,465,448 shares beneficially owned directly by Centennial IV, Centennial III, Holdings IV, CHI and Tankersley LP, as set forth in footnote (5), above.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is incorporated under the laws of the State of Delaware. Accordingly, the rights of holders of the Company's Common Stock, Preferred Stock, warrants and options are governed by the General Corporation Law of the State of Delaware (the "DGCL") and by the Company's Restated Certificate of Incorporation and By-laws. The following summary of such rights is qualified in its entirety by reference to the DGCL and the Restated Certificate of Incorporation and By-laws of the Company. Copies of such documents will be provided to any stockholder upon request.

AUTHORIZED STOCK

     The Company is authorized to issue 50,000,000 shares of Common Stock, par value $0.01 per share ("Common Stock"), and 1,040,012 shares of Preferred Stock, par value $0.01 per share ("Preferred Stock"). Of the Common Stock, 49,669,100 shares are designated Voting Common Stock and 330,900 Shares are designated Non-Voting Common Stock. No shares of Non-Voting Common Stock are currently outstanding. Of the Preferred Stock, 50,000 shares are designated Series C Junior Participating Preferred Stock and the remainder of the Preferred Stock has the status of authorized and unissued shares of Preferred Stock subject to issuance from time to time as new series of Preferred Stock created by resolution of the Board of Directors. The shares of Series C Junior Participating Preferred Stock are issuable upon exercise of the Preferred Stock Purchase Rights issued under the Company's Shareholder Protection Rights Plan (see "--Preferred Stock Purchase Rights" below).


     At February 28, 1997, the 32,672,579 outstanding shares of the Company's Common Stock were held of record by approximately 280 stockholders, including participants in security position listings. At such date, (i) 409,860 shares of Common Stock were subject to outstanding warrants at a weighted average exercise price of $20.99 per share, (ii) 2,834,961 shares of Common Stock were subject to outstanding options at a weighted average exercise price of $15.40 per share and
(iii) warrants and options to purchase 1,662,288 shares were exercisable within 60 days at a weighted average exercise price of $14.48 per share.


     The warrants and options are subject to adjustment from time to time in order to prevent dilution of the exercise rights granted thereunder resulting from (i) any subdivision or combination of the stock subject thereto, (ii) any reorganization, reclassification, consolidation or merger of the Company or any sale of the Company's assets, (iii) certain other dilutive events determined by the Board of Directors of the Company to be dilutive in nature and of the type for which adjustment should be made and (iv) in the case of the warrants, the issuance of options, convertible securities or rights to purchase stock, warrants, securities or other property to the holders of Common Stock, at prices below the exercise prices thereof.

REDEMPTION

     There are no redemption or sinking fund provisions applicable to the Common Stock.

LIQUIDATION

     Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of holders of any Preferred Stock then outstanding.

NO CUMULATIVE VOTING

     There is no cumulative voting. Therefore, the holders of a majority of the shares of Common Stock voted in an election of directors will be able to elect all of the directors then standing for election, subject to any rights of the holders of any outstanding Preferred Stock.

DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its capital stock. The Company currently intends to retain all future earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

STOCKHOLDER ACTION WITHOUT A MEETING AND POWER TO CALL SPECIAL MEETINGS

     Under the DGCL, any corporate action which may be taken at any annual or special meeting of stockholders may be taken without a meeting by the written consent of not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting if a meeting were held to approve such action. The DGCL further provides that prompt notice of any action taken without a meeting must be given to all stockholders who have not consented. The Company's By-laws provide that special meetings of the Company's stockholders may be called by any two members of the Board of Directors or by the Chairman of the Board.

BOARD OF DIRECTORS


     The number of directors which constitutes the entire Board of Directors of the Company is twelve (12). The Company's Restated Certificate of Incorporation provides for three classes of directors having staggered terms of office with each director elected to serve a three year term. See "Management."


LIMITATION ON PERSONAL LIABILITY OF DIRECTORS

     Delaware law authorizes a Delaware corporation to eliminate or limit the personal liability of a director to a corporation and its stockholders for monetary damages for breach of certain fiduciary duties as a director. The Company believes that such a provision is beneficial in attracting and retaining qualified directors, and, accordingly, the Company's Restated Certificate of Incorporation includes a provision eliminating liability for monetary damages for any breach of fiduciary duty as a director, except: (1) for any breach of the duty of loyalty to the Company or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for any transaction from which the director derives an improper personal benefit; and (4) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL. Thus, pursuant to Delaware law, directors of the Company are not insulated from liability for breach of their duty of loyalty (requiring that, in making a business decision, directors act in good faith and in the honest belief that the action is taken in the best interests of the Company) or for claims arising under the federal securities laws. The foregoing provisions of the Company's Restated Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. Further, the Company's Restated Certificate of Incorporation contains provisions for the indemnification of and advancing of expenses to directors and officers to the full extent permitted by law. The Company has insurance with a policy limit of $10 million for the benefit of its officers and directors insuring such persons against certain liabilities, including certain liabilities under the securities laws.

VOTE REQUIRED FOR AMENDMENTS

     The Company's Restated Certificate of Incorporation requires the affirmative vote of the holders of record of outstanding shares representing at least 66 2/3% of all the outstanding capital stock of the Company entitled to vote generally in the election of directors to amend, alter, change or repeal, or adopt any provision or provisions inconsistent with, Article Fourth of the Restated Certificate of Incorporation, which sets forth the authorized capital stock of the Company and the terms thereof.

     The Restated Certificate of Incorporation of the Company allows the Board of Directors to adopt, amend, or repeal the By-laws, subject to the right of the Company's stockholders entitled to vote with respect thereto to adopt, amend or repeal the By-laws. The By-laws provide that they may be altered, amended or repealed by (i) the affirmative vote of at least 66 2/3% of the members of the Board of Directors present at a meeting at which a quorum is present or (ii) the holders of 66 2/3% of the issued and outstanding shares of stock entitled to vote generally at a meeting of stockholders, voting as a single class. This provision would enable holders of more than 33 1/3% of the voting power to prevent an amendment to the By-laws by the stockholders even if it were favored by the holders of a majority of the voting stock.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     Section 203 of the DGCL requires that certain types of business combinations (including mergers, combinations, and sales or other dispositions of significant assets of a corporation) may not be accomplished with an interested stockholder (generally, any person holding 15% or more, directly or indirectly through affiliates or associates, of the issued and outstanding shares of voting stock of a corporation) within three years of the date the person became an interested stockholder unless: (i) prior to such date the Board of Directors of the corporation approved of the business combination or transaction which resulted in the stockholder becoming an interested stockholder; or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (excluding shares of stock owned by persons who are both directors and officers, and by certain employee stock plans); or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors and by the affirmative vote of stockholders holding at least
66 2/3% of the issued and outstanding voting stock of the corporation. Section 203 is applicable to the Company.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK


     At February 28, 1997, approximately 9.75 million additional authorized shares of Common Stock which have not been reserved for future issuance pursuant to employee benefit plans, outstanding warrants and pending acquisitions and 990,012 authorized shares of Preferred Stock are available for issuance by the Company at such times and under such circumstances as may be determined by the Board of Directors, and, in the case of the Preferred Stock, with such designations, rights and preferences as may be determined by the Board of Directors. On February 19, 1997, the Company's Board of Directors approved and recommended for approval by the Company's stockholders at the 1997 Annual Meeting scheduled to be held on April 29, 1997 authorization for the issuance of an additional 100 million shares of Common Stock. Such shares will be available for possible future acquisitions, equity financings and other corporate purposes, and might be issued at such times and under such circumstances as to have a dilutive effect on earnings per share and on the equity ownership of holders of the Company's Common Stock. The ability of the Company's Board of Directors to issue additional shares of stock could enhance the Board's ability to negotiate on behalf of stockholders in a takeover situation but could also be used by the Board to make a change in control more difficult and could increase the ability of the Board to continue current management. At present, there are no pending proposals for the issuance of any such additional authorized shares.


PREFERRED STOCK PURCHASE RIGHTS

     Under the Company's Stockholders Protection Rights Plan (the "Rights Plan"), the Board of Directors has declared and paid a dividend of one Preferred Stock Purchase Right (a "Right") for each outstanding share of Common Stock. Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of Series C Junior Participating Preferred Stock, $.01 par value (the "Series C Preferred Stock"), at a price of $100.00 per one one-thousandth of a share (the "Purchase Price"), subject to adjustment. The terms of the Rights are set forth in the Rights Agreement between the Company and Boatmen's

Trust Company, as Rights Agent (the "Rights Agreement"), and the summary of the terms of the Rights set forth herein is qualified in its entirety by reference to the Rights Agreement.

     Currently, no separate Rights certificates represent the Rights. Until the earlier of (i) 10 business days following the first to occur of (a) a public announcement by the Company or an Acquiring Person (defined below) that, without the prior written consent of the Company, a person or group of affiliated or associated persons, other than the Company or subsidiaries or employee benefit or compensation plans of the Company (an "Acquiring Person"), has acquired, or obtained the right to acquire, 20% or more of the voting power of all securities of the Company then outstanding and generally entitled to vote for the election of directors of the Company ("Voting Power"), or (b) the date on which the Company first has notice or otherwise determines that a person has become an Acquiring Person (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as may be determined by the Board of Directors prior to the time that any person becomes an Acquiring Person) after the date that a tender offer or exchange offer is first published or sent, without the prior written consent of a majority of the Board of Directors, that will result in any person owning 20% or more of the Voting Power (the earlier of the dates in clause (i) or (ii) above being called the "Distribution Date"), the Rights will be evidenced by the Company's outstanding Common Stock certificates. Notwithstanding the foregoing, an Acquiring Person shall not include any person or group who inadvertently becomes the beneficial owner of 20% or more of the Voting Power, as long as such person or group promptly enters into an irrevocable commitment to, and promptly does, divest enough shares to get below the 20% threshold.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferable only in connection with the transfer of the Company's Common Stock. Until the Distribution Date (or earlier redemption, termination or expiration of the Rights), newly issued Common Stock certificates will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, termination or expiration of the Rights), the surrender for transfer of any of the Company's outstanding Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate certificates alone will then evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on February 28, 2006, unless such date is extended or unless earlier redeemed or exchanged by the Company, as described below.

     The Purchase Price payable, the number and identity of shares of Series C Preferred Stock or other securities or property issuable upon exercise of the Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series C Preferred Stock,
(ii) upon the issuance to holders of Series C Preferred Stock of rights or warrants to subscribe for shares of Series C Preferred Stock or securities convertible into Series C Preferred Stock at less than the then current market price of the Series C Preferred Stock, or (iii) upon the distribution to holders of Series C Preferred Stock of evidences of indebtedness or cash (excluding regular periodic cash dividends out of earnings or retained earnings of the Company), assets (other than a dividend payable in Series C Preferred Stock) or convertible securities, subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-thousandths of a share of Series C Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a subdivision, combination or consolidation of the Common Stock or a stock dividend on the Common Stock payable in Common Stock occurring, in any such case, prior to the Distribution Date.

     With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Series C Preferred Stock). In lieu of fractional shares, an adjustment in cash will be made based on the market price of the stock on the last trading date prior to the date of exercise.

     In the event that, following the Distribution Date, (i) the Company consolidates with or merges with or into any person, (ii) any person consolidates with or merges with or into the Company, and the Company continues or survives such merger and, in connection with such merger, all or part of the Common Stock is changed into or exchanged for stock or securities of another person or cash or any other property or (iii) the Company (or one or more of its subsidiaries) sells or transfers 50% or more of the Company's assets or earning power (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise of such Right and payment of the Purchase Price, that number of shares of common stock of the surviving or purchasing company (or, in certain cases, one of its affiliates) which at the time of such transaction would have a market value of two times the Purchase Price (such right being called the "Merger Right").

     In the event that any person shall become an Acquiring Person ("Flip-in Event"), proper provision shall be made so that each holder of a Right will thereafter have the right to receive upon exercise that number of shares (or fractional shares) of Common Stock (or, in certain cases, equivalent securities) having a market value of two times the Purchase Price (such right being called the "Subscription Right"). However, the Rights will not become exercisable following a Flip-in Event as described above until such time as the Rights are no longer redeemable by the Company as described below.

     Any Rights that are beneficially owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person will become null and void upon the occurrence of any of the events giving rise to the exercisability or the Subscription Right or the Merger Right, and any holder of such Rights will have no right to exercise such Rights from and after the occurrence of such an event insofar as they relate to the Subscription Right or the Merger Right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the Voting Power and prior to the acquisition by such person or group of 50% or more of the Voting Power, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series C Preferred Stock (or of a share of the Company's Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     At any time prior to the Distribution Date, the Company may elect to redeem the Rights in whole, but not in part, at a price of $0.001 per Right as adjusted to reflect any stock split, stock dividend or similar transaction. Upon the effective date of the redemption, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights will be the right to receive the redemption price. The Company shall promptly and publicly disclose any such redemption and provide notice of such redemption to Rights holders within 10 days after the Board action. However, any failure to give, or defect in, such disclosure will not affect the validity of such redemption.

     The Series C Preferred Stock purchasable upon exercise of the Rights will not be redeemable and will be junior to any other series of Preferred Stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Series C Preferred Stock will have a preferential dividend in an amount equal to the greater of $10.00 per share or 1,000 times any dividend declared on each share of Common Stock. In the event of liquidation, the holders of Series C Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends) and, after payment of an equivalent amount to holders of the Common Stock, to share ratably and proportionately with the Common Stock in the distribution of any remaining assets. Each share of Series C Preferred Stock will have 1,000 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series C Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of Common Stock. The rights of the Series C Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Series C Preferred Stock in integral multiples of one one-thousandth of a share of Series C Preferred Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-thousandth of a share, an adjustment in cash will be made based on the market price of the Series C Preferred Stock on the last trading date prior to the date of exercise.

     Because of the nature of the Series C Preferred Stock's voting, dividend and liquidation features, the value of the one one-thousandth of a share of Series C Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     The Board of Directors of the Company retains a broad ability to amend or supplement the Rights Agreement without the consent of the holders of the Rights, including amendments to extend the expiration date of the rights and lower the threshold for exercisability of the Rights from 20% to not less than the greater of (i) any percentage greater than the largest percentage of the Voting Power then known to the Company to be beneficially owned by any person or group of affiliated or associated persons (other than subsidiaries or employee benefit or compensation plans of the Company), and (ii) 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Series C Preferred Stock or other consideration as set forth above.

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired or the Rights be redeemed or otherwise not apply. The Company's ability to amend the Rights Agreement may, depending upon the circumstances, increase or decrease the anti-takeover effects of the Rights. The Rights do not prevent the Board of Directors of the Company from approving in advance any merger or other business combination since the Rights may be redeemed by the Board of Directors as described above.

TRANSFER AGENT AND REGISTRAR

     The Company's Transfer Agent and Registrar is The Boatmen's Trust Company ("Boatmen's Trust"), St. Louis, Missouri.

                            VALIDITY OF COMMON STOCK

     The validity of the Common Stock offered hereby will be passed upon for the Company by Bryan Cave LLP, St. Louis, Missouri and for the Underwriters by Sullivan & Cromwell, New York, New York. John P. Denneen, Esq., a member of Bryan Cave LLP, is Secretary of the Company and its subsidiaries. Mr. Denneen and two other members of Bryan Cave LLP own an aggregate of 49,426 shares of Common Stock of the Company, and one of such members owns an option to purchase 22,220 shares of Common Stock at $11.35 per share.

                              INDEPENDENT AUDITORS


     The consolidated financial statements of the Company as of December 31, 1996 and 1995 and each of the three years ended December 31, 1996 included in this Prospectus have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as stated in their report appearing herein.



                             ADDITIONAL INFORMATION


     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission. Such reports, proxy and information statements and other information filed by the Company with the Commission, may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Room 1400, 75 Park Place, New York, New York 10007 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60601-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois at the prescribed rates. The Commission maintains a Web site (http://www.sec.gov.) that contains reports, proxy and information statements and other information filed electronically by the Company with the Commission through its Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. Shares of the Company's Voting Common Stock, $0.01 par value per share, are listed on the Nasdaq National Market under the symbol "BFPT" and copies of the aforementioned materials may be inspected at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS


                                                                        PAGE
                                                                        ----
CONSOLIDATED AUDITED FINANCIAL STATEMENTS OF BROOKS FIBER PROPERTIES, INC.
  (a) Independent Auditors' Report................................       F-2
  (b) Consolidated Balance Sheets at December 31, 1996, and
      1995........................................................       F-3
  (c) Consolidated Statements of Operations for the years ended
      December 31, 1996, 1995 and 1994............................       F-4
  (d) Consolidated Statements of Changes in Shareholders' Equity
      for the years ended December 31, 1996, 1995 and 1994........       F-5
  (e) Consolidated Statements of Cash Flows for the years ended
      December 31, 1996, 1995 and 1994............................       F-6
  (f) Supplemental Schedule of Non-Cash Financing and Investing
      Activities..................................................       F-7
  (g) Notes to Consolidated Financial Statements..................       F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Brooks Fiber Properties, Inc.:


     We have audited the accompanying consolidated balance sheets of Brooks Fiber Properties, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brooks Fiber Properties, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                          KPMG Peat Marwick LLP
St. Louis, Missouri

February 12, 1997, except


for Note 7, which is as


of February 25, 1997

                         BROOKS FIBER PROPERTIES, INC.


                          CONSOLIDATED BALANCE SHEETS


                                                                DECEMBER 31,    DECEMBER 31,
                                                                    1996            1995
                                                                ------------    ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................    $261,880,000    $ 59,913,000
  Marketable securities, at cost, market value of
     $182,190,000...........................................    182,304,000               --
                                                                ------------    ------------
                                                                444,184,000       59,913,000
  Accounts receivable, net..................................     13,989,000        2,003,000
  Other current assets......................................     11,989,000        1,183,000
                                                                ------------    ------------
     Total current assets...................................    470,162,000       63,099,000
Networks and equipment, at cost.............................    306,455,000       53,172,000
  Less accumulated depreciation and amortization............     16,114,000        3,130,000
                                                                ------------    ------------
  Networks and equipment, net...............................    290,341,000       50,042,000
Investment in minority-owned venture........................     20,000,000               --
Other assets, net...........................................     99,078,000       33,469,000
                                                                ------------    ------------
                                                                $879,581,000    $146,610,000
                                                                ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $ 6,511,000     $  4,397,000
  Accrued liabilities.......................................     17,915,000          789,000
  Other current liabilities.................................     10,511,000               --
                                                                ------------    ------------
     Total current liabilities..............................     34,937,000        5,186,000
                                                                ------------    ------------
Long-term debt, net of current portion......................    552,810,000       43,977,000
Minority Interests..........................................             --        3,992,000
Common stock, subject to redemption, $.01 par value,
  2,016,000 and 0 shares issued and outstanding.............     25,200,000               --
Shareholders' equity:
  Preferred stock, 1,040,012 shares authorized:
     Convertible preferred stock, Series A-1, $.01 par
       value;
       0 and 396,000 shares issued and outstanding..........             --       39,600,000
     Convertible preferred stock, Series A-2, $.01 par
       value;
       0 and 419,705 shares issued and outstanding..........             --       65,596,000
     Convertible preferred stock, Series B-1, $.01 par
       value;
       0 and 12,000 shares issued and outstanding...........             --        1,200,000
     Convertible preferred stock, Series B-2, $.01 par
       value;
       0 and 4,545 shares issued and outstanding............             --          711,000
  Common stock, $.01 par value, 50,000,000 shares
     authorized, 29,066,139 and 1,162,800 shares issued and
     outstanding............................................        291,000           12,000
  Additional paid-in capital................................    323,850,000               --
  Accumulated deficit.......................................    (57,507,000)     (13,664,000)
                                                                ------------    ------------
     Total shareholders' equity.............................    266,634,000       93,455,000
                                                                ------------    ------------
                                                                $879,581,000    $146,610,000
                                                                ============    ============


          See accompanying notes to consolidated financial statements.

                         BROOKS FIBER PROPERTIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994



                                                       1996              1995             1994
                                                       ----              ----             ----
Revenues........................................   $ 45,574,000      $ 14,160,000      $ 2,809,000
Expenses:
  Service costs.................................     21,468,000         7,177,000        1,557,000
  Selling, general and administrative
     expenses...................................     38,596,000        11,405,000        3,966,000
  Depreciation and amortization.................     16,296,000         4,118,000          663,000
                                                   ------------      ------------      -----------
                                                     76,360,000        22,700,000        6,186,000
                                                   ------------      ------------      -----------
  Loss from operations..........................    (30,786,000)       (8,540,000)      (3,377,000)
Other income (expense):
  Interest income...............................     16,539,000         1,608,000           95,000
  Interest expense..............................    (31,186,000)       (3,704,000)        (693,000)
                                                   ------------      ------------      -----------
  Loss before minority interest.................    (45,433,000)      (10,636,000)      (3,975,000)
Minority interests in share of loss.............      1,590,000         1,085,000           78,000
                                                   ------------      ------------      -----------
  Net loss......................................   $(43,843,000)     $ (9,551,000)     $(3,897,000)
                                                   ============      ============      ===========
  Net loss per share............................   $      (1.71)     $      (0.49)
                                                   ============      ============
  Weighted average number of shares
     outstanding................................     25,627,328        19,523,584
                                                   ============      ============


          See accompanying notes to consolidated financial statements.

                         BROOKS FIBER PROPERTIES, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                               CONVERTIBLE PREFERRED STOCK                     CONVERTIBLE PREFERRED STOCK
                                    -------------------------------------------------   ------------------------------------------
                                          SERIES A-1                SERIES A-2               SERIES B-1             SERIES B-2
                                    -----------------------   -----------------------   ---------------------   ------------------
                                     SHARES       AMOUNT       SHARES       AMOUNT      SHARES      AMOUNT      SHARES    AMOUNT
                                     ------       ------       ------       ------      ------      ------      ------    ------
Balance, January 1, 1994...........  396,000   $ 39,600,000         --             --    12,000   $ 1,200,000      --           --
Subscriptions receivable, payments
 and reclassifications.............       --             --         --             --        --            --      --           --
Net loss...........................       --             --         --             --        --            --      --           --
                                    --------   ------------   --------   ------------   -------   -----------   ------   ---------
Balance, December 31, 1994.........  396,000     39,600,000         --             --    12,000     1,200,000      --           --
Issuance of Series A-2 preferred
 stock.............................       --             --    419,705   $ 65,596,000        --            --      --           --
Issuance of Series B-2 preferred
 stock.............................       --             --         --             --        --            --   4,545    $ 711,000
Net loss...........................       --             --         --             --        --            --      --           --
                                    --------   ------------   --------   ------------   -------   -----------   ------   ---------
Balance, December 31, 1995.........  396,000     39,600,000    419,705     65,596,000    12,000     1,200,000   4,545      711,000
Merger with BTC:
 -- issuance of common stock.......       --             --         --             --        --            --      --           --
 -- conversion of preferred stock
    to common stock................   (6,350)      (635,000)    (6,061)    (1,000,000)       --            --      --           --
Issuance of Series A-2 preferred
 stock.............................       --             --      6,060        997,000        --            --      --           --
Warrants exercised.................    9,940        109,000         --             --        --            --      --           --
Initial public offering:
 -- issuance of common stock.......       --             --         --             --        --            --      --           --
 -- common stock, subject to
    redemption, exchanged for
    common stock...................       --             --         --             --        --            --      --           --
 -- conversion of preferred stock
    to common stock................ (399,590)   (39,074,000)  (419,704)   (65,593,000)  (12,000)   (1,200,000)  (4,545)   (711,000)
Options exercised..................       --             --         --             --        --            --      --           --
Warrants exercised.................       --             --         --             --        --            --      --           --
Conversion of minority interest in
 Subsidiaries to common stock......       --             --         --             --        --            --      --           --
Net loss...........................       --             --         --             --        --            --      --           --
                                    --------   ------------   --------   ------------   -------   -----------   ------   ---------
Balance, December 31, 1996.........       --   $         --         --   $         --        --   $        --      --    $      --
                                    ========   ============   ========   ============   =======   ===========   ======   =========


                                         COMMON STOCK         ADDITIONAL                                       TOTAL
                                     ---------------------     PAID-IN      SUBSCRIPTIONS   ACCUMULATED    SHAREHOLDERS'
                                       SHARES      AMOUNT      CAPITAL       RECEIVABLE       DEFICIT         EQUITY
                                       ------      ------     ----------    -------------   -----------    -------------

Balance, January 1, 1994...........   1,162,800   $ 12,000   $         --   $(35,750,000)   $  (216,000)   $  4,846,000
Subscriptions receivable, payments
 and reclassifications.............          --         --             --     35,750,000             --      35,750,000
Net loss...........................          --         --             --             --     (3,897,000)     (3,897,000)

                                     ----------   --------   ------------   -------------   ------------   ------------
Balance, December 31, 1994.........   1,162,800     12,000             --             --     (4,113,000)     36,699,000
Issuance of Series A-2 preferred
 stock.............................          --         --             --             --             --      65,596,000
Issuance of Series B-2 preferred
 stock.............................          --         --             --             --             --         711,000
Net loss...........................          --         --             --             --     (9,551,000)     (9,551,000)

                                     ----------   --------   ------------   -------------   ------------   ------------
Balance, December 31, 1995.........   1,162,800     12,000             --             --    (13,664,000)     93,455,000
Merger with BTC:
 -- issuance of common stock.......     756,340      8,000      9,447,000             --             --       9,455,000
 -- conversion of preferred stock
    to common stock................     248,220      2,000      1,633,000             --             --              --
Issuance of Series A-2 preferred
 stock.............................          --         --             --             --             --         997,000
Warrants exercised.................          --         --             --             --             --         109,000
Initial public offering:
 -- issuance of common stock.......   7,385,331     74,000    185,149,000             --             --     185,223,000
 -- common stock, subject to
    redemption, exchanged for
    common stock...................     224,000      2,000      2,798,000             --             --       2,800,000
 -- conversion of preferred stock
    to common stock................  16,527,920    165,000    106,413,000             --             --              --
Options exercised..................      70,474      1,000        356,000             --             --         357,000
Warrants exercised.................   1,489,185     15,000      7,681,000             --             --       7,696,000
Conversion of minority interest in
 Subsidiaries to common stock......   1,201,869     12,000     10,373,000             --             --      10,385,000
Net loss...........................          --         --             --             --    (43,843,000)    (43,843,000)

                                     ----------   --------   ------------   -------------   ------------   ------------
Balance, December 31, 1996.........  29,066,139   $291,000   $323,850,000   $         --    $(57,507,000)  $266,634,000
                                     ==========   ========   ============   =============   ============   ============


          See accompanying notes to consolidated financial statements.

                         BROOKS FIBER PROPERTIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



                                                      1996             1995            1994
                                                      ----             ----            ----
Cash flows from operating activities:
  Net loss....................................    $ (43,843,000)   $ (9,551,000)   $ (3,897,000)
  Adjustments to reconcile net loss to net
     cash provided by (used in) operating
     activities:
     Depreciation and amortization............       16,296,000       4,118,000         663,000
     Non-cash interest expense................       29,787,000       3,814,000         135,000
     Minority interests.......................       (1,590,000)     (1,085,000)        (78,000)
     Changes in assets and liabilities, net of
       effects from acquisitions:
       Accounts receivable....................       (7,931,000)       (593,000)       (576,000)
       Accounts payable and accrued
          expenses............................         (384,000)        623,000       3,955,000
       Other, net.............................       (9,587,000)        114,000        (133,000)
                                                  -------------    ------------    ------------
            Net cash provided by (used in)
               operating activities...........      (17,252,000)     (2,560,000)         69,000
                                                  -------------    ------------    ------------
Cash flows from investing activities:
  Purchase of networks and equipment..........     (217,230,000)    (27,577,000)     (6,693,000)
  Purchase of marketable securities...........     (358,598,000)             --              --
  Maturity of marketable securities...........      176,294,000              --              --
  Increase in other assets....................      (11,831,000)     (2,026,000)       (769,000)
  Payment for acquisitions, net of cash
     acquired.................................       (4,290,000)    (13,941,000)    (35,669,000)
  Investment in minority-owned venture........      (20,000,000)             --              --
                                                  -------------    ------------    ------------
            Net cash used in investing
               activities.....................     (435,655,000)    (43,544,000)    (43,131,000)
                                                  -------------    ------------    ------------
Cash flows from financing activities:
  Issuances of common stock...................      193,260,000              --              --
  Issuance of preferred stock and
     subscriptions receivable payments, net...        1,106,000      84,107,000      21,781,000
  Proceeds from minority investments..........        7,991,000       4,088,000       1,067,000
  Proceeds from long-term debt................      477,772,000      10,760,000      29,268,000
  Long-term debt issuance cost................      (19,197,000)             --              --
  Repayment of long-term debt and capital
     leases...................................       (5,797,000)             --              --
  Other financing activities..................         (261,000)     (1,733,000)     (1,337,000)
                                                  -------------    ------------    ------------
            Net cash provided by financing
               activities.....................      654,874,000      97,222,000      50,779,000
                                                  -------------    ------------    ------------
Net increase in cash..........................      201,967,000      51,118,000       7,717,000
Cash, beginning of period.....................       59,913,000       8,795,000       1,078,000
                                                  -------------    ------------    ------------
Cash, end of period...........................    $ 261,880,000    $ 59,913,000    $  8,795,000
                                                  =============    ============    ============
Supplemental disclosure of cash flow
  information:
  Cash paid during the year for interest......    $   1,399,000    $    132,000    $    408,000
                                                  =============    ============    ============


          See accompanying notes to consolidated financial statements.

                             SUPPLEMENTAL SCHEDULE


                             OF NON-CASH FINANCING


                            AND INVESTING ACTIVITIES



     Significant non-cash investing and financing activities are as follows:



                                                            1996           1995          1994
                                                            ----           ----          ----
Cash paid for acquisitions:
  Fair value of tangible assets acquired, net of
     cash acquired..................................    $ 41,614,000     5,958,000    15,037,000
  Fair value of intangible assets acquired..........      36,159,000     8,323,000    20,757,000
  Liabilities assumed...............................     (36,028,000)     (340,000)     (125,000)
  Common stock issued...............................     (37,455,000)           --            --
                                                        ------------    ----------    ----------
     Cash paid for acquisitions, net of cash
       acquired.....................................    $  4,290,000    13,941,000    35,669,000
                                                        ============    ==========    ==========
Capitalized non-cash interest on network
  construction projects.............................    $  1,994,000            --            --
                                                        ============    ==========    ==========

                         BROOKS FIBER PROPERTIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995



1. ORGANIZATION AND DESCRIPTION OF BUSINESS



     The consolidated financial statements include the accounts of Brooks Fiber Properties, Inc. (BFP) and its wholly-owned subsidiaries (the Company). The Company, through its subsidiaries, is a leading provider of competitive local telecommunications services in selected cities within the United States. The Company competes with local exchange carriers by providing high quality, integrated local telecommunications services over fiber optic digital networks to meet the voice, data and video transmission needs of its customers. The Company's customers are principally inter-exchange carriers (IXCs), internet service providers (ISPs), wireless carriers, telecommunications-intensive business, government and institutional end users, and residential customers. The Company offers these customers technologically advanced local telecommunications services as well as superior customer service, flexible pricing and route diversity.



     The Company was founded on November 10, 1993, by Brooks Telecommunications Corporation (BTC) and a group of venture capital investors who, along with BTC and management of the Company, provided initial equity capital of $40.8 million. As the Company's founding shareholder, BTC received 1,162,800 founder's shares of the Company's common stock and founder's warrants to purchase an additional 81,600 shares of the Company's preferred stock (convertible into 1,632,000 shares of common stock).



     Pursuant to an Agreement and Plan of Merger between BTC and the Company, BTC was merged into the Company on January 2, 1996, and the securities of the Company held by BTC were canceled. Following the merger, the former holders of BTC's common stock, preferred stock, convertible notes, and options and warrants received shares of the Company's common stock, options and warrants.



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



     PRINCIPLES OF CONSOLIDATION:



     The consolidated financial statements include the accounts of all wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.



     CASH AND CASH EQUIVALENTS:



     The Company considers cash equivalents as all highly liquid securities purchased with a maturity of three months or less.



     MARKETABLE SECURITIES:



     Marketable securities consist of treasury bills and notes, commercial paper, and repurchase agreements with maturities beyond three months but less than twelve months.



     FINANCIAL INSTRUMENTS:



     Financial instruments which potentially subject the Company to concentration of credit risk consist principally of marketable securities and accounts receivable. Concentrations of credit risk of marketable securities are limited as the Company invests in short-term, investment grade securities.



     CONCENTRATION OF CREDIT RISK:



     For purposes of segment reporting, management believes the Company operates in the telecommunications industry. Concentrations of credit risk with respect to accounts receivable are

                         BROOKS FIBER PROPERTIES, INC.

limited due to the dispersion of the Company's customer base among different industries and geographic areas and remedies provided by terms of contracts and statutes. One long distance carrier customer accounted for 13% and 24% of total revenues for the years ended December 31, 1996 and 1995, respectively.



     NETWORKS AND EQUIPMENT:



     Networks and equipment are stated at cost. Costs of construction are capitalized, including interest costs related to the installation and expansion of the Company's networks. Leasehold improvements are amortized using the straight-line method over their useful life or lease term, whichever is shorter. Generally, provisions for depreciation are provided using the straight-line method over the estimated useful lives beginning in the year an asset is put into service as follows:



                                                                YEARS
                                                                -----
Telecommunications networks.................................    8-25
Electronics and related equipment...........................     8
Office equipment and furniture..............................    5-7
Leasehold improvements and other equipment..................    5-10
Buildings...................................................     40



     OTHER ASSETS:



     Goodwill is being amortized using the straight-line method over 25 years from the dates of acquisition. The Company reviews the carrying amount of goodwill periodically to determine whether any impairment has occurred in the value of such assets. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of SFAS No. 121 did not have a material impact on the Company's financial position, results of operations or liquidity.



     Direct incremental costs incurred in the organization and development of new networks, including the costs associated with negotiating rights-of-way, obtaining legal/regulatory authorizations, and developing network design, are deferred and amortized over five years. Pre-operating costs representing substantially all direct incremental non-development costs incurred during the pre-operating phase of a newly constructed network are amortized over five-year periods commencing with the start of operations.



     Costs of the Company's interest rate cap arrangements purchased under the terms of debt facilities are deferred and amortized over the contractual period of the underlying interest rate cap arrangements.



     Costs incurred in connection with securing the Company's debt facilities, including commitment, legal and other such costs, are deferred and amortized over the term of the financing.

                         BROOKS FIBER PROPERTIES, INC.

     REVENUE RECOGNITION:



     The Company recognizes revenue on local telecommunications services in the month such services are provided. Revenues and associated costs of facilities management services are recognized as services are provided.



     INCOME TAXES:



     The Company accounts for income taxes in accordance with the asset/liability method. Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.



     STOCK OPTION PLAN:



     On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and later years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.



     LOSS PER SHARE:



     Loss per share has been computed using the number of shares of common stock and common stock equivalents outstanding. The weighted average number of shares used in computing loss per share was 25,627,328 and 19,523,584 for the years ended December 31, 1996 and 1995, respectively. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, shares issued and stock options and warrants granted at prices below the initial public offering price of the Company's common stock on May 2, 1996, of $27.00 per share during the twelve-month period preceding the date of the Company's initial filing of the Registration Statement for such offering have been included in the calculation of common stock equivalent shares using the treasury stock method as if they were outstanding for all of 1995 and for the entire six-month period ended June 30, 1996. Subsequent to this period, the weighted average number of shares was based on common stock outstanding and does not include common stock equivalents as their inclusion would be anti-dilutive.



     USE OF ESTIMATES:



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                         BROOKS FIBER PROPERTIES, INC.

3. FINANCIAL INSTRUMENTS



     CASH AND CASH EQUIVALENTS:



     Cash and cash equivalents consist of cash on hand and all highly liquid securities with insignificant interest rate risk and original maturities of three months or less at the date of acquisition. Accordingly, the carrying value is a reasonable estimate of fair value.



     MARKETABLE SECURITIES:



     Marketable securities, as defined in Note 2, are stated at cost, adjusted for discount accretion and premium amortization. The securities in the Company's portfolio are classified as held to maturity as management has the intent and ability to hold those securities to maturity. The carrying value and fair value of marketable securities at December 31, 1996, are as follows:



                                                CARRYING VALUE    FAIR VALUE
                                                --------------    ----------
U. S. Treasury securities.....................   $ 56,737,000    $ 56,703,000
Corporate debt securities.....................    125,567,000     125,487,000
                                                 ------------    ------------
Total marketable securities...................   $182,304,000    $182,190,000
                                                 ============    ============



     The Company had unrealized gains of $4,000 and unrealized losses of $118,000 related to the above marketable securities held at December 31, 1996.



     ACCOUNTS RECEIVABLE:



     Accounts receivable are reflected net of an allowance for doubtful accounts of $740,000 and $76,000 at December 31, 1996 and 1995, respectively. The net carrying value of accounts receivable approximates fair value due to the terms of the underlying receivables.



     INVESTMENT IN MINORITY-OWNED VENTURE:



     The investment in minority-owned venture represents an investment in convertible preferred stock of Verio, Inc., formerly known as World-Net Access, Inc. (Verio). Verio is a development stage company, and the underlying securities are not readily marketable. The investment is carried at cost, and management believes there is no impairment of the underlying value of the securities.



     LONG-TERM DEBT:



     As of December 31, 1996, the fair value of long-term debt approximated carrying value.



     In conjunction with certain of the long-term debt agreements, the Company purchased interest rate cap arrangements under which, if the 90-day commercial paper rate rises above 7.5%, the Company will receive payments to offset the higher interest rates on long-term debt. These payments, if any, will be recorded as reductions of interest expense. As of December 31, 1996, the Company had notional amounts of interest rate caps totaling $4,752,000 and $30,551,000 related to contract periods from October 1996 through October 2001, and January 1997 through January 2002, respectively. Notional amounts decrease during the contract period. As of December 31, 1996, the carrying value, net of amortization, and fair value of the interest rate cap arrangements approximated $1,498,000 and $469,000, respectively.

                         BROOKS FIBER PROPERTIES, INC.

4. NETWORKS AND EQUIPMENT


     Networks and equipment consist of the following:


                                                       1996          1995
                                                       ----          ----
Telecommunications networks......................  $170,687,000   $30,158,000
Electronics and related equipment................    85,050,000    20,174,000
Office equipment and furniture...................    22,625,000     2,435,000
Leasehold improvements and other equipment.......    14,456,000       405,000
Land and buildings...............................    13,637,000            --
                                                   ------------   -----------
                                                    306,455,000    53,172,000
Less accumulated depreciation....................    16,114,000     3,130,000
                                                   ------------   -----------
                                                   $290,341,000   $50,042,000
                                                   ============   ===========



     As of December 31, 1996 and 1995, networks and equipment include $21,875,000 and $4,469,000, respectively, of networks in progress that were not in service and, accordingly, have not been depreciated.



5. OTHER ASSETS, NET


     Other assets consist of the following:


                                                         1996           1995
                                                         ----           ----
Goodwill.........................................    $ 65,648,000    $29,129,000
Debt issuance costs..............................      20,437,000      1,559,000
Organization, development and pre-operating
  costs..........................................      13,756,000      2,341,000
Interest rate cap arrangements...................       1,511,000      1,511,000
Rights-of-way and other..........................       3,604,000        581,000
                                                     ------------    -----------
                                                      104,956,000     35,121,000
Less accumulated amortization....................       5,878,000      1,652,000
                                                     ------------    -----------
                                                     $ 99,078,000    $33,469,000
                                                     ============    ===========



     Amortization charged to expense for the years ended December 31, 1996 and 1995 was $4,226,000 and $1,356,000, respectively.

                         BROOKS FIBER PROPERTIES, INC.

6. LONG-TERM DEBT



     Long-term debt consists of the following:



                                                            DECEMBER 31,
                                                     ---------------------------
                                                         1996           1995
                                                         ----           ----
10 7/8% Senior discount notes, due March 1,
  2006...........................................    $273,379,000    $        --
11 7/8% Senior discount notes, due November 1,
  2006...........................................     229,109,000             --
Credit Facility at a variable rate (approximately
  9.46% at December 31, 1996)....................      50,000,000     43,877,000
Other long-term debt.............................         756,000        100,000
                                                     ------------    -----------
                                                      553,244,000     43,977,000
Less: Current portion............................         434,000             --
                                                     ------------    -----------
                                                     $552,810,000    $43,977,000
                                                     ============    ===========



     THE SENIOR DISCOUNT NOTES:



     On February 26, 1996, the Company issued $425 million aggregate principal amount of 10 7/8% Senior Discount Notes due March 1, 2006 (the 10 7/8% Senior Discount Notes), and on November 7, 1996, issued $400 million aggregate principal amount of 11 7/8% Senior Discount Notes due November 1, 2006 (the
11 7/8% Senior Discount Notes), from which the Company received gross proceeds of $250 million and $225 million, respectively. The 10 7/8% Senior Discount Notes and 11 7/8% Senior Discount Notes (the Senior Discount Notes) will not require the payment of interest until March 1, 2001, and November 1, 2001, respectively; however, the Company may elect to commence the payment of interest at any time prior to that date. Thereafter, interest will be payable semi-annually until maturity.



     On or after March 1, 2001, and November 1, 2001, the Senior Discount Notes will be redeemable at the option of the Company, in whole or in part from time to time, at the following prices (expressed in percentages of the principal amount at the stated maturity), if redeemed during the 12 months beginning March 1 and November 1, respectively, of the years indicated below, in each case together with interest accrued to the redemption date.



                                               10 7/8% SENIOR    11 7/8% SENIOR
                                               DISCOUNT NOTES    DISCOUNT NOTES
                                               --------------    --------------
2001.......................................       104.50%           105.94%
2002.......................................       103.00%           103.96%
2003.......................................       101.50%           101.98%
2004 and thereafter........................       100.00%           100.00%



     In addition, under certain conditions related to a change in control of the Company, the Company may be required to repurchase all or any part of the Senior Discount Notes as stipulated in the note agreements. The Senior Discount Notes are senior unsecured obligations of the Company and are subordinated to all current and future indebtedness of the Company's subsidiaries, including trade accounts payable.

                         BROOKS FIBER PROPERTIES, INC.

     CREDIT FACILITY:



     The Company's Amended and Restated Loan and Security Agreement dated as of October 1, 1996 (Credit Facility) with AT&T Credit Corporation (AT&T Credit) provides financing for the acquisition and construction of telecommunications networks, the purchase of equipment related to the construction and operation of the networks, and working capital. As of December 31, 1996, outstanding indebtedness under the Credit Facility is $50.0 million. Amounts borrowed bear interest at the 90-day commercial paper rate plus 4.0% per annum, payable quarterly. Terms of the Credit Facility further provide for interest-only payments through December 31, 1997, and a six-year principal and interest payout period thereafter. Borrowings are secured by the assets and stock of certain of the Company's subsidiaries.



     OTHER:



     Other long-term debt includes $100,000 related to a $10 million credit facility with a commercial bank (Bank Credit Facility) and $656,000 related to certain capitalized leases. Terms of the Bank Credit Facility provide for a wholly-owned subsidiary of the Company to borrow amounts up to $10 million from time to time prior to June 30, 1997. Terms of the Bank Credit Facility further provide for interest-only payments through August 31, 1997, a 4.5 year principal and interest payout and final maturity of all loans no later than June 30, 2002.



     The aforementioned credit agreements contain certain restrictive and financial covenants, including limitations on the ability of the Company and its subsidiaries to declare and pay dividends, incur additional indebtedness, dispose of assets, issue additional capital stock, make loans and advances, and the maintenance of certain financial ratios and minimum annualized operating cash flow. At December 31, 1996, the Company was in compliance with the terms of these covenants.



     Maturities of long-term debt at December 31, 1996, are as follows:



1998........................................................    $  2,680,000
1999........................................................       5,072,000
2000........................................................       7,528,000
2001........................................................      10,028,000
Thereafter..................................................     527,502,000
                                                                ------------
                                                                $552,810,000
                                                                ============



7. ACQUISITIONS AND JOINT VENTURES



     Pursuant to an Agreement and Plan of Merger between BTC and the Company, BTC was merged into the Company on January 2, 1996, and the securities of the Company held by BTC were canceled. Following the merger, the former holders of BTC's common stock, preferred stock, convertible notes, options and warrants received shares of the Company's common stock, options and warrants. After the consideration of the shares of the Company held by BTC at the time of acquisition, the Company issued 756,340 shares of common stock valued at $12.50 per share and certain options and warrants. Intangible assets of approximately $6.4 million were recorded as a result of this acquisition.



     On January 31, 1996, the Company acquired City Signal, Inc., a provider of competitive access and local exchange services in Michigan and Ohio, and certain related assets. In connection with the acquisition, the Company issued approximately 2.2 million shares of common stock and assumed certain specified liabilities. Intangible assets of approximately $13.1 million were recorded as a

                         BROOKS FIBER PROPERTIES, INC.

result of this acquisition. In addition, the Company granted the seller the option to require the Company to repurchase any or all of such shares at a price of $12.50 per share on or before February 1, 1998. In conjunction with the Company's initial public offering, the holder of such shares sold 10% of such shares. Accordingly, approximately 2.0 million shares remain subject to redemption.



     On March 15, 1995, the Company acquired 100% of the assets of PSC of Oklahoma (PSO), a 105-mile competitive access network in Tulsa, Oklahoma.



     Effective July 1, 1996, the Company acquired 100% of the stock of ALD Communications, Inc. (ALD), a switchless reseller of long distance services, and Tenant Network Services, Inc. (TNS), a wholly-owned subsidiary of ALD which acts as a shared tenant service provider of telecommunications services, both of which provide their services primarily to customers in the San Francisco, California area. Also, effective September 1, 1996, the Company acquired 100% of the stock of Bittel Telecommunications Corporation (Bittel), a switch-based reseller of long distance services primarily to customers in the San Francisco and Los Angeles, California areas. In connection with the aforementioned acquisitions, the Company has an obligation totaling $10 million due during January, 1997, which is included in other current liabilities at December 31, 1996.



     The above acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of operations of the acquired companies have been included in the Company's consolidated financial statements since the effective dates of acquisition. The following unaudited condensed pro forma information presents the results of operations of the Company for the years ended December 31, 1996 and 1995 as if the above transactions had occurred on January 1, 1995:



                                                      1996           1995
                                                      ----           ----
Revenue.........................................  $ 54,515,000   $ 34,844,000
Loss before minority interest...................  $(46,410,000)  $(20,125,000)



     The unaudited pro forma information is provided for informational purposes only and is not necessarily indicative of the results of operations that would have occurred had the purchases been made on January 1, 1995, or of the future anticipated results of operations of the combined companies.



     In June 1996, the Company formed a strategic alliance with Verio, Inc., formerly known as World-Net Access, Inc. (Verio), and to date has made a $20 million convertible preferred senior investment for a 25.5% fully-diluted interest in Verio. The investment in Verio is classified as Investment in Minority-Owned Venture on the Company's consolidated balance sheet. Verio is a privately-held consolidator of ISPs.



     On October 24, 1996, the Company and MaineCom Services, Inc. (MaineCom), a subsidiary of Central Maine Power Company, entered into a letter of intent to form a joint venture company, to be owned 60% by the Company and 40% by MaineCom, for the purposes of constructing, owning, operating and developing networks initially in Portland, Maine and Nashua and Manchester, New Hampshire and other markets in Maine and New Hampshire as may be agreed upon by the Company and MaineCom in the future.

                         BROOKS FIBER PROPERTIES, INC.

8. STOCKHOLDERS' EQUITY



     COMMON STOCK:



     Effective January 2, 1996, the Company's Board of Directors authorized a 20-for-1 split for each share of common stock and adjusted all outstanding common stock options and warrants accordingly. All share data presented within the consolidated financial statements have been revised to reflect the 20-for-1 stock split.



     On May 2, 1996, the Company completed its initial public offering of 7,385,331 shares of common stock at a price of $27.00 per share. Gross proceeds from this offering totaled approximately $199.4 million, and proceeds net of underwriting discounts, advisory fees and expenses totaled approximately $185.2 million.



     The Company's authorized common stock consists of 50,000,000 shares, of which 49,669,100 shares are designated as voting common stock and 330,900 shares are designated as non-voting stock. No shares of non-voting common stock are outstanding. A total of 14,358,155 authorized shares of common stock, which have not been reserved for issuance upon exercise of warrants and options and under employee stock plans are available for issuance from time to time and under such circumstances as may be determined by the Board of Directors.



     In connection with the Agreement and Plan of Merger between the Company and BTC on January 2, 1996, the Company issued options and warrants to certain of the shareholders and employees of BTC for the purchase of 1,134,840 shares of the Company's common stock at prices of $11.35 to $31.04 per share.



     In June 1996, the Company and MCImetro Access Transmission Services, Inc. (MCImetro) entered into an agreement pursuant to which MCImetro acquired a 15% interest in the Company's Sacramento, California network for $4.5 million, and invested an additional $3.5 million in the Company's majority-owned San Jose, California joint venture company, formed in September 1995 between the Company and MCImetro to operate and expand the Company's existing networks in San Jose and its environs. In accordance with the provisions of the agreements between the Company and MCImetro, on October 10, 1996, MCImetro exchanged the agreed value of these investments and its September 1995 investment in the San Jose joint venture company for 958,720 shares of the Company's common stock.



     On November 12, 1996, AT&T Credit exchanged the agreed value of its minority investments in certain subsidiaries of the Company made in connection with borrowings under the Credit Facility for an aggregate of 234,260 shares of the Company's common stock.



     Stock warrant activity for the years ended December 31, 1996 and 1995 is as follows:



                                                    NUMBER     PRICE PER SHARE
                                                    ------     ---------------
Balance, January 1, 1995........................   1,632,000           $11.00
  Granted.......................................     192,340            $8.25
                                                  ----------
Balance, December 31, 1995......................   1,824,340     $8.25-$11.00
  Issued........................................     814,520    $11.35-$31.04
  Exercised.....................................  (2,228,940)    $8.25-$22.17
  Canceled......................................         (60)           $8.25
                                                  ----------
Balance, December 31, 1996......................     409,860    $11.35-$31.04
                                                  ==========    =============

                         BROOKS FIBER PROPERTIES, INC.

     PREFERRED STOCK:



     The Company's authorized preferred stock consists of 1,040,012 shares, of which 50,000 shares are designated Series C Junior Participating Preferred Stock and reserved for issuance in connection with the Rights described below. The remainder of the preferred stock has the status of authorized and unissued shares of preferred stock subject to issuance from time to time as a new series of preferred stock created by resolution of the Board of Directors. At December 31, 1996, there was no preferred stock outstanding.



     STOCKHOLDER RIGHTS PLAN:



     In February 1996, the Company adopted a Shareholders Protection Rights Plan (Rights Plan) and distributed a dividend of one Preferred Stock Purchase Right (Right) (collectively the Rights). The Rights expire on February 28, 2006. The Rights generally will be exercisable and transferable apart from the common stock only after the tenth day following public disclosure that a person or group has acquired beneficial ownership of 20% or more of the voting power of the Company's stock or the tenth business day after the date on which a person commences a tender or exchange offer upon consummation of which such person or group would beneficially own 20% or more of the voting power of the Company's stock of the Company. Thereafter, each holder of a Right will be entitled to purchase shares of common stock of the Company having a value equal to twice the Right's exercise price.



     In addition, if, after any person or group has become a 20%-or-more stockholder, the Company is involved in a merger or other business combination transaction with another person or group in which its common stock is changed or converted, or sells 50% or more of its assets or earning power to another person or group, each Right will entitle its holder to purchase shares of common stock of such other person or group having a value of twice the Right's exercise price.



     At any time prior to the time the Rights become exercisable, the Company is generally entitled to redeem the Rights at $.01 per Right.



9. EMPLOYEE BENEFIT PLANS



     STOCK OPTION PLAN:



     The Company's 1993 Stock Option Plan (the Plan) authorizes the granting of options and stock appreciation rights covering up to 3,400,000 shares of common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant and generally vest over a period of three years from the date of grant.

                         BROOKS FIBER PROPERTIES, INC.

     Stock option activity for the Plan for the years ended December 31, 1996, and 1995 is as follows:



                                                                     PRICE PER
                                                       NUMBER          SHARE
                                                       ------        ---------
Balance, January 1, 1994..........................      580,000           $ 4.00
  Granted.........................................      460,000           $ 4.00
  Canceled........................................     (120,000)          $ 4.00
                                                      ---------
Balance, January 1, 1995..........................      920,000           $ 4.00
  Granted.........................................      875,000    $ 4.00-$ 6.60
  Canceled........................................     (143,340)   $ 4.00-$ 6.60
                                                      ---------
Balance, December 31, 1995........................    1,651,660    $ 4.00-$ 6.60
  Granted.........................................    1,313,000    $12.50-$33.75
  Exercised.......................................      (70,474)   $ 4.00-$ 6.60
  Canceled........................................     (144,000)   $ 6.00-$12.50
                                                      ---------
Balance, December 31, 1996........................    2,750,186    $ 4.00-$33.75
                                                      =========



     The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net loss and net loss per share would have been the pro forma amounts indicated below:



                                                         1996           1995
                                                         ----           ----
Net loss -- as reported..........................    $(43,843,000)   $(9,551,000)
Net loss -- pro forma............................     (46,825,000)    (9,847,000)
Net loss per share -- as reported................           (1.71)         (0.49)
Net loss per share -- pro forma..................           (1.83)         (0.50)



     Pro forma net loss reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of three years and compensation cost for options granted prior to January 1, 1995 is not considered.



     The fair value of each options grant for both 1996 and 1995 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants: expected volatility of 37.2%, risk-free interest rate of 6.1%, expected life of 5 years; and an expected dividend yield of 0.0%.



     The pro forma information is provided for informational purposes only and is not necessarily indicative of the results of operations that would have occurred or of the future anticipated results of operations of the Company.



     EMPLOYEE STOCK PURCHASE PLAN:



     In February 1996, the Company established an Employee Stock Purchase Plan (the ESPP) to provide employees of the Company with an opportunity to purchase common stock through payroll deductions. Under the ESPP, up to 500,000 shares of common stock have been reserved for

                         BROOKS FIBER PROPERTIES, INC.

issuance, subject to certain antidilution adjustments. The ESPP became effective at the time of the Company's initial public offering of common stock in May 1996. The first offering period under the ESPP is from May 1996 through April 30, 1997. The Board of Directors will have authority to authorize up to four annual offering periods thereafter. The ESPP terminates on April 30, 2001. Initially, the amount of authorized payroll deductions will be not less than 1% nor more than 10% of an employee's cash compensation during an offering period, but not more than $25,000 per year.



     401(K) PLAN:



     The Company has a 401(k) Plan which covers substantially all employees of the Company. Employees of the Company who are 21 years of age or older are eligible to participate in the 401(k) Plan upon completion of twelve months of service, at which time they may voluntarily contribute a percentage of compensation. Participants are eligible to receive Company matching contributions each year in an amount up to 50% of the participant's contribution up to a maximum of 4% of such participant's annual compensation. The Company's matching contributions for 1996 and 1995 were $181,000 and $69,000, respectively.



10. RELATED PARTY TRANSACTIONS



     During November 1993, the Company entered into a management agreement with BTC pursuant to which BTC agreed to provide certain services to the Company. The management agreement commenced upon the Company's first acquisition (January 31, 1994). The management agreement provided for payment by the Company to BTC of a fee equal to $250,000 per year adjusted annually beginning in 1996 and subsequent years for inflation, plus the Company's proportionate share of rent and support services. Furthermore, BTC charged BFP for consulting services and certain expenses incurred, plus the Company's proportionate share of rent and support services. Aggregate expenses related to services provided by BTC during 1995 totaled $1,478,000. Concurrent with the Agreement and Plan of Merger between BTC and the Company on January 2, 1996, the management agreement was canceled.



11. INCOME TAXES



     The Company files its income tax return on a consolidated basis. No provision for income taxes was recorded for 1996, 1995, or for any prior periods. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has established a valuation allowance for the entire portion of the net deferred income tax asset. The valuation allowance increased by $20.6 million and $4.4 million for 1996 and 1995, respectively.



     The actual income tax expense for the years ended December 31, 1996, 1995 and 1994 differs from the "expected" income tax expense, computed by applying the U. S. Federal corporate tax rate of 35% to income before income taxes as follows:



                                         1996          1995          1994
                                         ----          ----          ----
Computed "expected" income tax
  expense..........................  $(15,345,000)  $(3,343,000)  $(1,364,000)
Non-utilization of net operating
  loss.............................    14,150,000     2,691,000     1,272,000
Amortization of goodwill...........       579,000       258,000        60,000
Minority interest..................       557,000       380,000        27,000
Other, net.........................        59,000        14,000         5,000
                                     ------------   -----------   -----------
                                     $         --   $        --   $        --
                                     ============   ===========   ===========

                         BROOKS FIBER PROPERTIES, INC.

     As of December 31, 1996 and 1995, temporary differences and carryforwards that give rise to deferred income tax assets and liabilities are as follows:



                                                       1996          1995
                                                       ----          ----
Deferred income tax assets:
  Tax loss carryforwards.........................  $ 35,040,000   $ 6,358,000
  Other..........................................       611,000        52,000
                                                   ------------   -----------
  Gross deferred income tax assets...............    35,651,000     6,410,000
  Less valuation allowance.......................   (26,573,000)   (6,011,000)
                                                   ------------   -----------
  Net deferred income tax asset..................     9,078,000       399,000
Deferred income tax liabilities:
  Tangible and intangible assets.................    (9,078,000)     (399,000)
  Net deferred income tax liabilities............    (9,078,000)     (399,000)
                                                   ------------   -----------
  Net deferred income taxes......................  $         --   $        --



     As of December 31, 1996, net operating loss carryforwards totaling $87.6 million expire in years 2008-2012 if not utilized in future income tax returns.



12. COMMITMENTS AND CONTINGENCIES



     The Company leases office space and other equipment at various locations under operating leases. Rent expense totaled $3,150,000 and $688,000 for 1996 and 1995, respectively. Future minimum rental payments under non-cancelable operating leases at December 31, 1996, were as follows:



1997........................................................  $ 4,328,000
1998........................................................    3,602,000
1999........................................................    3,252,000
2000........................................................    2,637,000
2001........................................................    2,343,000
Thereafter..................................................    9,508,000
                                                              -----------
Total minimum lease payments................................  $25,670,000



     On September 22, 1995, GST Tucson Lightwave, Inc. (Lightwave) was permitted to intervene in litigation originally filed by Brooks Fiber Communications of Tucson, Inc., a wholly-owned subsidiary of the Company (BFC Tucson). On October 2, 1995, Lightwave filed a counterclaim against BFC Tucson, the Company and Tucson Electric Power Company (TEP) charging BFC Tucson, the Company and TEP with violations of antitrust laws, all of which alleged violations stem from an agreement between BFC Tucson and TEP that allowed BFC Tucson exclusive rights, for one year, to utilize certain of TEP's rights of way. The original causes of action have been settled; however, the counterclaim by Lightwave is currently still pending. The counterclaim seeks treble damages, attorneys' fees, costs (all in an unspecified amount) and such other relief as the court deems proper. The Company believes the claims are without merit and intends to defend vigorously against this action. The Company believes that resolution of the matter will not have a material adverse effect on the consolidated financial condition or results of operations of the Company.



13. QUARTERLY SUMMARY OF OPERATIONS (UNAUDITED)



     The following table presents unaudited quarterly operating results for 1995 and 1996. The Company believes that all necessary adjustments have been included in the amounts stated below

                         BROOKS FIBER PROPERTIES, INC.

to present fairly the quarterly results when read in conjunction with the Consolidated Financial Statements and notes thereto. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.



                                     1995                                  1996
                       ---------------------------------   ------------------------------------
                        1ST      2ND      3RD      4TH      1ST       2ND       3RD       4TH
                        ---      ---      ---      ---      ---       ---       ---       ---
                                                     ($ IN 000S)
Revenue..............   3,023    3,489    3,797    3,851    6,795     8,409    12,943    17,427
Loss from
  operations.........  (1,644)  (1,805)  (2,181)  (2,910)  (5,121)   (7,074)   (7,605)  (10,986)
Other expense, net...    (712)    (825)    (396)    (163)  (2,043)   (3,296)   (2,837)   (6,471)
                       ------   ------   ------   ------   ------   -------   -------   -------
Loss before minority
  interest...........  (2,356)  (2,630)  (2,577)  (3,073)  (7,164)  (10,370)  (10,442)  (17,457)
Minority interest....     142      176      271      496      523       615       451        --
                       ------   ------   ------   ------   ------   -------   -------   -------
Net loss.............  (2,214)  (2,454)  (2,306)  (2,577)  (6,641)   (9,755)   (9,991)  (17,457)
                       ======   ======   ======   ======   ======   =======   =======   =======
Loss per share
  applicable to
  common
  shareholders.......    (.11)    (.13)    (.12)    (.13)    (.35)     (.40)     (.35)     (.58)
                       ======   ======   ======   ======   ======   =======   =======   =======
EBITDA(1)............    (899)    (797)  (1,061)  (1,665)  (2,693)   (3,908)   (3,340)   (4,549)
                       ======   ======   ======   ======   ======   =======   =======   =======


---------------

(1) EBITDA consists of earnings (loss) before interest, income taxes, depreciation, amortization and minority interests. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the periods. See Consolidated Statement of Cash Flows.



14. SUBSEQUENT EVENTS



     On February 4, 1997, the Company completed a secondary offering of 6,723,429 shares of common stock at a price of $25.00 per share. All of the 6,723,429 shares offered were sold by existing shareholders of the Company, and the Company did not receive any proceeds from the sale of these shares. In conjunction with the offering, the underwriters were granted an over-allotment option by the Company to purchase additional shares at $25.00 per share. This option was fully exercised by the underwriters, and an additional 1,008,514 shares were issued by the Company. Gross proceeds to the Company from this offering totaled approximately $25.2 million, and proceeds net of underwriting discounts totaled approximately $24.0 million.



     On February 7, 1997, the Company signed definitive agreements to acquire 100% of the stock of certain companies related to Phoenix Fiberlink, Inc. (Phoenix), a provider of competitive access and internet services in Utah and Nevada. The definitive agreements provide for the purchase price to be paid through the issuance by the Company of an aggregate of 600,000 shares of common stock valued at current market value and cash. The transaction is subject to regulatory approvals.



     On February 25, 1997, the Company and MaineCom Services, Inc. (MaineCom), a subsidiary of Central Maine Power Company, formed a joint venture company, owned 60% by the Company and 40% by MaineCom, for the purposes of constructing, owning, operating and developing networks initially in Portland, Maine, and Nashua and Manchester, New Hampshire, and other markets in Maine and New Hampshire as may be agreed upon by the Company and MaineCom in the future.

                                                                         ANNEX A

                                    GLOSSARY

     ACCESS CHARGES -- The fees paid by long distance carriers to ILECs or CLECs for originating and terminating long distance calls on their local networks.

     AIN (ADVANCED INTELLIGENT NETWORK) -- A term indicating a network architecture concept with three basic elements: (i) Signal Control Points
(SCPs)-computers that hold data bases in which customer-specific information is used by the network to route calls stored; (ii) Signal Switching Points (SSPs) digital telephone switches which can communicate with SCPs and ask them for customer-specific instructions as to how the call should be completed; and (iii) Signal Transfer Points (STPs)-packet switches that shuttle messages between SSPs and SCPs.

     ATM (ASYNCHRONOUS TRANSFER MODE) -- A recently commercialized switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit-long packet or cell. ATM-based packet transport was specifically developed to allow switching and transmission of mixed voice, data and video (sometimes referred to as "multi-media" information) at varying rates. The ATM format can be used by many different information systems, including LANs.

     BROADBAND -- Broadband communications systems can transmit large quantities of voice, data and video by way of digital or analog signals. Examples of broadband communication systems include DS-3 fiber optic systems, which can transmit 672 simultaneous voice conversations, or a broadcast television station signal that transmits high resolution audio and video signals into the home. Broadband connectivity is also an essential element for interactive multimedia applications.

     CAP (COMPETITIVE ACCESS PROVIDER) -- A company that provides its customers with an alternative to the local telephone company for local transport of private line, special access and interstate transport of switched access telecommunications services. CAPs are also referred to in the industry as alternative local telecommunications service providers (ALTs) and metropolitan area network providers (MANs) and were formerly referred to as alternative access vendors (AAVs).

     CENTRAL OFFICES -- The switching centers or central switching facilities of the ILECs.

     CENTREX -- Centrex is a service that offers features similar to those of a Private Branch Exchange (PBX), except the equipment is located at the carrier's premises and not at the premises of the customer. These features include direct dialing within a given phone system, direct dialing of incoming calls, and automatic identification of outbound calls. This is a value-added service that carriers can provide to a wide range of customers who don't have the size or the funds to support their own on-site PBX.

     CLEC (COMPETITIVE LOCAL EXCHANGE CARRIER) -- A CAP that also provides Switched Local Services, such as local dial tone and centrex.

     CO-CARRIER STATUS -- A relationship between a CLEC and an ILEC that affords each entity the same access to and right on the other's network, and that provides access and services on an equal basis.

     COLLOCATION -- The ability of a CLEC such as the Company to connect its network to the ILEC's central offices. Physical collocation occurs when a CLEC places its network connection equipment inside the ILEC's central offices. Virtual collocation is an alternative to physical collocation pursuant to which the ILEC permits a CLEC to connect its network to the ILEC's central offices on comparable terms, even though the CLEC's network connection equipment is not physically located inside the central offices.

     DEDICATED LINES -- Telecommunications lines dedicated or reserved for use exclusively by particular customers along predetermined routes (in contrast to telecommunications lines within the ILEC's public switched network).

     DESK TOP PRODUCTS -- Desk top products are the various types of telecommunications equipment located in the offices of end user customers for individual access to voice, data and video telecommunications services.

     DIALING PARITY -- Dialing Parity is among the many issues related to the telecommunications industry that are being debated for federal legislation. Essentially, customers should be able to have 1+ and O+ service no matter which local or long distance carrier they choose. For example, when MCI first got into the long distance business, customers had to dial a ten digit prefix before the number they were calling. This was considered unacceptable to many in the industry who favor "dialing parity."

     DIGITAL -- A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary code digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. Digital transmission and switching technologies offer a significant improvement in speed and capacity over analog techniques, allowing much more efficient and cost-effective transmission of voice, video, and data.

     DIVERSE ROUTING -- A telecommunications network configuration in which signals are transported simultaneously along two different paths so that if one cable is cut, traffic can continue in the other direction without interruption to its destination. The Company's networks generally provide diverse routing.

     DOMINANT CARRIER -- A carrier found by the FCC to have market power - i.e., the power to control prices for its services.

     DS-0, DS-1, DS-3 -- Standard telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS-0 service has a bit rate of 64 kilobits per second. DS-1 service has a bit rate of 1.544 megabits per second and DS-3 service has a bit rate of 45 megabits per second.

     FACILITIES MANAGEMENT -- Management, operation, maintenance, staffing and support of telecommunications networks or systems.

     FCC -- Federal Communications Commission

     FDDI (FIBER DISTRIBUTED DATA INTERFACE) -- Based on fiber optics, FDDI is a 100 megabit per second local area network technology used to connect computers, printers, and workstations at very high speeds. FDDI is also used as backbone technology to interconnect other LANs.

     FIBER MILE -- The number of route miles installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers along that path. See the definition of "route miles" below.

     FIBER OPTICS -- Fiber optic cable is the medium of choice for the telecommunications and cable industries. Fiber is immune to electrical interference and environmental factors that affect copper wiring and satellite transmission. Fiber optic technology involves sending laser light pulses across glass strands in order to transmit digital information. A strand of fiber optic cable is as thick as a human hair yet is said to have more bandwidth capacity than copper cable the size of a telephone pole.

     FIBER OPTIC RING NETWORK -- Most CLECs have built their networks in ring configurations in order to ensure that, if one segment of a network is damaged or cut, the traffic is simply re-routed and sent to its destination in the opposite direction. The Company uses a "self- healing" optical fiber ring architecture known as SONET.

     FRAME RELAY -- Frame Relay is a high speed data packet switching service used to transmit data between computers. Frame Relay supports data units of variable lengths at access speeds ranging from 56kbs to 1.5 mbs. This service is ideal for connecting LANS, but is not appropriate for voice and video applications due to the variable delays which can occur. Frame Relay was designed to operate at higher speeds on modern fiber optic networks.

     HUBS -- Collection centers located centrally in an area where telecommunications traffic can be aggregated at a central point for transport and distribution.

     ILEC -- (Incumbent Local Exchange Carrier) -- The incumbent carrier providing Local Exchange Services.

     ISDN (INTEGRATED SERVICES DIGITAL NETWORK) -- A complex networking concept designed to provide a variety of voice, data and digital interface standards. Incorporated into ISDN are many new enhanced services, such as high speed data file transfer, desk top videoconferencing, telepublishing, telecommuting, telepresence learning (distance learning), remote collaboration (screened sharing), data network linking and home information services.

     ISP -- Internet Service Provider

     INTERCONNECTION DECISIONS -- Rulings by the FCC announced in September 1992 and August 1993, which require the RBOCs and most other LECs to provide interconnection in LEC central offices to any CAP, long distance carrier or end user seeking such interconnection for the provision of interstate special access and switched access transport services.

     INTER-LATA LONG DISTANCE -- Inter-LATA long distance calls are calls that pass from one LATA to another. Typically, these calls are simply referred to as "long distance" calls. At present, the RBOCs are prohibited from providing Inter-LATA long distance service within their service areas.

     INTRA-LATA LONG DISTANCE -- lntra-LATA long distance calls, also known as short haul calls, are those calls that originate and terminate within the same LATA. Although most states allow some form of Intra-LATA competition, dialing parity still does not exist, and very little ILEC intra-LATA revenue has been won by competitors.

     IXC -- Inter-Exchange Carriers, usually referred to as long distance providers. There are many facilities-based IXCs including AT&T, MCI, WorldCom, Sprint and Frontier, as well as a select few CLECs that are authorized for IXC service.

     KILOBIT -- One thousand bits of information. The information-carrying capacity (i.e., bandwidth of a circuit may be measured in "kilobits per second").

     LANS -- (Local Area Networks) -- The interconnection of computers for the purpose of sharing files, programs and various devices such as work stations, printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs.

     LATAS -- The geographically defined Local Access and Transport Areas in which LECs are authorized by the MFJ to provide local exchange services. These LATAs roughly reflect the population density of their respective states (California has 11 LATAs while Wyoming has only one). There are 164 LATAs in the United States.

     LOCAL COMPETITION -- The term "local competition" describes the events in the local arena to afford true "co-carrier" status to CLECs. Specifically, the ILECs, who once had a monopoly on local exchange telephone service, are beginning to experience competition at the local level from CLECs and other providers of local exchange services. Critical issues such as number portability, dialing parity, reciprocal compensation arrangements, and number assignments must be negotiated in order to ensure that true co-carrier status is achieved for CLECs.

     LOCAL EXCHANGE AREAS -- A geographic area determined by the appropriate state regulatory authority in which local calls generally are transmitted without toll charges to the calling or called party.

     LOCAL EXCHANGE SERVICES -- Local Exchange Services generally refers to all services provided by an ILEC or CLEC including local dial tone, centrex and Long Distance Access Services. Sometimes also referred to as Local Telephone Services and Local Telecommunications Services.

     LOCAL TELECOMMUNICATIONS OR LOCAL TELEPHONE SERVICES -- See Local Exchange Services.

     LONG DISTANCE ACCESS SERVICES -- Long Distance Access Services are the services provided by an ILEC or CLEC to a long distance company that connect the IXC POP to end users, including Special Access Services and Switched Access Services.

     LONG DISTANCE CARRIERS OR IXCS (INTEREXCHANGE CARRIERS) -- Long distance carriers provide services between local exchanges on an interstate or intrastate basis. A long distance carrier may offer services over its own or another carrier's facilities. Major long distance carriers include AT&T, MCI, Sprint, WorldCom and Frontier, but may also include resellers of long distance capacity.

     MEGABIT -- One million bits of information. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "megabits per second."

     MFJ (MODIFIED FINAL JUDGMENT) -- The MFJ was an agreement made in 1982 between AT&T and the Department of Justice which forced the breakup of the old Bell System. This judgment, also known as the Divestiture of AT&T, established seven separate Regional Bell Operating Companies (RBOCs) and created two distinct segments of telecommunications service: local and long distance. This laid the groundwork for intense competition in the long distance industry, but essentially created seven separate regionally-based local exchange service monopolies. The MFJ has been superseded by The Telecommunications Act of 1996.

     MULTIPLEXING -- An electronic or optical process that combines a number of lower speed transmission lines into one high-speed line by splitting the total available bandwidth into narrower bands (frequency division) or by allotting a common channel to several different transmitting devices one at a time in sequence (time division). This is essentially a high-tech solution to a shortage of capacity.

     NETWORK SYSTEMS INTEGRATION -- Involves the creation of a turnkey telecommunications network including (i) route and site selection and obtaining rights of way and legal authorizations to install the network; (ii) design and engineering of the system, including technology and vendor assessment and selection, determining fiber optic circuit capacity, and establishing reliability/ flexibility standards; and (iii) project and construction management, including contract negotiations, purchasing and logistics, installation as well as testing and construction management.

     NODE -- An individual point of origination and termination of data on the network transported using frame relay or similar technology.

     NUMBER PORTABILITY -- The ability of an end user to change local exchange carriers while retaining the same telephone number. If number portability does not exist, customers will have to change phone numbers when they change local exchange carriers. This is considered to be anti-competitive because customers are reluctant to change numbers, since they may lose business or confuse those people trying to call them. It is currently being ascertained whether or not number portability is technologically and economically feasible, and over what time frame it can be implemented.

     OFF-NET -- a customer that is not physically connected to one of the Company's networks but who is accessed through interconnection with an ILEC network.

     ON-NET -- a customer that is physically connected to one of the Company's networks.

     PBX -- A Private Branch Exchange is a switching system within an office building which allows calls from outside to be routed directly to the individual instead of through a central number. This PBX also allows for calling within an office by way of four digit extensions. Centrex is a service which can simulate this service from an outside switching source, thereby eliminating the need for a large capital expenditure on a PBX.

     PCS -- Personal communications service. A type of wireless telephone system that uses light, inexpensive handheld sets and communicates via low power antennas.

     PHYSICAL COLLOCATION -- Physical Collocation occurs when a CLEC places its own network connection equipment inside the ILEC central office. See Virtual Collocation.

     POPS (POINTS OF PRESENCE) -- Locations where a long distance carrier has installed transmission equipment in a service area that serves as, or relays calls to, a network switching center of that long distance carrier.

     PUC (PUBLIC UTILITY COMMISSION) -- A state regulatory body, established in most states, which regulates utilities, including telephone companies providing intrastate services.

     PRIVATE LINE -- A private, dedicated telecommunications line connecting different end user locations.

     PUBLIC SWITCHED NETWORK -- That portion of an ILEC's network available to all users generally on a shared basis (i.e. not dedicated to a particular user). Traffic along the public switched network is switched at the ILEC's central offices.

     RBOCS -- Regional Bell Operating Companies. The seven local telephone companies established by the MFJ. These RBOCs are prohibited from providing inter-LATA services within their service areas and from manufacturing telecommunications equipment.

     RECIPROCAL COMPENSATION -- The same compensation from an ILEC to a CLEC for termination of a local call on the CLEC network, as the CLEC pays the ILEC for termination of local calls on the ILEC network.

     REDUNDANT ELECTRONICS -- A telecommunications facility using two separate electronic devices to transmit a telecommunications signal so that if one device malfunctions, the signal may continue without interruption.

     ROBUST NETWORK -- High capacity networks which are capable of reaching a significant portion of the identified business end users in the market and most, if not all, of the ILEC's central offices.

     ROUTE MILES -- The number of miles of the telecommunications path in which fiber optic cables are installed as it would appear on a network map.

     SECOND AND THIRD TIER MARKETS -- Metropolitan markets in the United States with population bases ranging from 250,000 to two million.

     SPECIAL ACCESS SERVICES -- The lease of private, dedicated telecommunications lines or "circuits" along the network of an ILEC or a CLEC (such as the Company), which lines or circuits run to or from the long distance carrier POPs. Examples of special access services are telecommunications lines running between POPs of a single long distance carrier, from one long distance carrier POP to the POP of another long distance carrier or from an end user to its long distance carrier POP. Special access services do not require the use of switches.

     SONET -- Synchronous Optical Network. SONET is the electronics and network architecture which enables transmission of voice, video and data (multimedia) at very high speeds. This state-of-the-art self-healing ring network offers advantages over older linear networks in that a cut line or equipment failure can be overcome by rerouting calls within the network. If the line is cut, the traffic is simply reversed and sent to its destination around the other side of the ring.

     SWITCH -- A sophisticated computer that accepts instructions from a caller in the form of a telephone number. Like an address on an envelope, the numbers tell the switch where to route the call. The switch opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users. Switches allow local telecommunications service providers to connect calls directly to their destination, while providing advanced features and recording connection information for future billing.

     SWITCHED ACCESS SERVICES -- Switched Access Services are the services provided by an ILEC or CLEC to a long distance company that use one or more Switches, in addition to Switched Access Transport, to connect the IXC POP to end users.

     SWITCHED ACCESS ORIGINATION -- Switched Access Origination is that portion of Switched Access Services relating to a long distance call originated by an end user and carried over an ILEC or CLEC network to an IXC POP using a Switch.

     SWITCHED ACCESS TERMINATION -- Switched Access Termination is that portion of Switched Access Services relating to a long distance call coming into an end user over an ILEC or CLEC network from an IXC POP using a Switch.

     SWITCHED ACCESS TRANSPORT SERVICES -- Transportation of switched traffic along dedicated lines between the ILEC central offices and long distance carrier POPs.

     SWITCHED LOCAL SERVICES -- Switched Local Services are services provided by an ILEC or CLEC using a Switch, including local dial tone and centrex, but not including Intra-LATA Long Distance or Long Distance Access Services.

     SWITCHED TRAFFIC -- Telecommunications traffic along a switched network of an ILEC, CLEC or IXC.

     VIRTUAL COLLOCATION -- Virtual Collocation is an alternative to Physical Collocation in which CLECs connect their equipment to the ILECs facilities from a remote location and request that the ILEC install the necessary electronics in its central office which is then leased by the ILEC to the CLEC for charges which are generally higher than the charges for physical collocation. However, the CLEC avoids payment of the initial capital costs for the leased facilities which the CLEC must incur under physical collocation.

     VOICE GRADE EQUIVALENT CIRCUIT (VGE) -- One DS-0. One voice grade equivalent circuit is equal to 64 kilobits of bandwidth per second.

======================================================

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL TO, OR THE SOLICITATION OF ANY OFFER TO BUY, ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY OR TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                             PAGE
                                             ----
Prospectus Summary.........................    3
Risk Factors...............................   13
Capitalization.............................   19
Selected Historical and Pro Forma Financial
  and Other Operating Data.................   21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   23
Business of the Company....................   31
The Competitive Local Telecommunications
  Industry.................................   45
Competition................................   49
Regulatory Overview........................   52
Management.................................   58
Certain Relationships and Related
  Transactions.............................   67
Principal Stockholders.....................   69
Description of Capital Stock...............   72
Validity of Common Stock...................   78
Independent Auditors.......................   78
Additional Information.....................   78
Index to Consolidated Financial
  Statements...............................  F-1
Glossary...................................  A-1


======================================================
======================================================

                               10,000,000 SHARES

                                  BROOKS FIBER
                                PROPERTIES, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

                    ---------------------------------------

                                      LOGO
                    ---------------------------------------
======================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The following is a summary of Section 145 of the General Corporation Law of the State of Delaware.

     Subject to restrictions contained in the statute, a corporation may indemnify any person, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection therewith if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, in connection with any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. A person who is successful on the merits or otherwise in any suit or matter covered by the indemnification statute, shall be indemnified and indemnification is otherwise authorized upon a determination that the person to be indemnified has met the applicable standard of conduct required. Such determination shall be made by a majority vote of the board of directors who were not parties to such action, suit or proceeding, even though less than a quorum, or if there are no such directors, or if such directors so direct, by special independent counsel in a written opinion, or by the shareholders. Expenses incurred in defense may be paid in advance upon receipt by the corporation of written undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that the recipient is not entitled to indemnification under the statute. The indemnification provided by statute is not exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such person. Insurance may be purchased on behalf of any person entitled to indemnification by the corporation against any liability asserted against him or her and incurred in an official capacity regardless of whether the person could be indemnified under the statute. References to the corporation include all constituent corporations absorbed in a consolidation or merger as well as the resulting corporation and anyone seeking indemnification by virtue of acting in some capacity with a constituent corporation would stand in the same position as if such person had served the resulting or surviving corporation in the same capacity.

     The Restated Certificate of Incorporation and By-Laws of the Company provide for indemnification of directors and officers of the Company to the maximum extent permitted by the General Corporation Law of the State of Delaware.

     The directors and officers of the Company are insured under a policy of directors' and officers' liability insurance.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     See Index to Exhibits.

ITEM 22. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Town and Country, State of Missouri, on March 11, 1997.


                                          BROOKS FIBER PROPERTIES, INC.


                                          By:           JAMES C. ALLEN


                                            ------------------------------------
                                            James C. Allen
                                            Vice Chairman and Chief Executive
                                              Officer


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James C. Allen and David L. Solomon, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement and any other documents and instruments incidental thereto, and any registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that each of said attorneys-in-fact and agents and/or either of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 11, 1997.



                 SIGNATURE                                            TITLE
                 ---------                                            -----

              ROBERT A. BROOKS                     Director (Chairman of the Board)
--------------------------------------------
              Robert A. Brooks

               JAMES C. ALLEN                      Vice Chairman, Chief Executive Officer
--------------------------------------------       and Director (Principal Executive Officer)
               James C. Allen

               D. CRAIG YOUNG                      President and Director
--------------------------------------------       (Chief Operating Officer)
               D. Craig Young

              DAVID L. SOLOMON                     Executive Vice President and
--------------------------------------------       Chief Financial Officer
              David L. Solomon                     (Principal Financial and Accounting Officer)

              ROBERT F. BENBOW                     Director
--------------------------------------------
              Robert F. Benbow

             WILLIAM J. BRESNAN                    Director
--------------------------------------------
             William J. Bresnan

             JONATHAN M. NELSON                    Director
--------------------------------------------
             Jonathan M. Nelson

           G. JACKSON TANKERSLEY                   Director
--------------------------------------------
         G. Jackson Tankersley, Jr.

            RONALD H. VANDER POL                   Director
--------------------------------------------
            Ronald H. Vander Pol

            CAROL DEB. WHITAKER                    Director
--------------------------------------------
            Carol deB. Whitaker

                               INDEX TO EXHIBITS


EXHIBIT
 NUMBER                            DESCRIPTION
-------                            -----------

  2.1 Agreement and Plan of Merger dated December 19, 1995 between the Company and Brooks Telecommunications Corporation
           (incorporated by reference to Exhibit 2.1 to the Company's
           Registration Statement on Form S-1 (File No. 333-1924) filed with the Commission on March 4, 1996 (the "IPO Form S-1"))
  2.2 Agreement and Plan of Merger dated January 17, 1996 between the Company, Brooks Fiber Communications of Michigan, Inc.,
           City Signal, Inc. and Ronald H. Vander Pol (incorporated by reference to Exhibit 2.2 to the IPO Form S-1)
  3.1(a)   Restated Certificate of Incorporation of the Company
           (incorporated by reference to Exhibit 3.1(a) to the IPO Form
           S-1)
  3.1(b)   Certificate of Designation of Series C Junior Participating
           Preferred Stock (incorporated by reference to Exhibit 3.1(c) to the IPO Form S-1)
  3.1(c) Certificate of Amendment of Certificate of Incorporation of the Company dated as of August 20, 1996 (incorporated by reference to Exhibit 3 to the Company's Quarterly Report on Form 10-Q, as amended, for the Period Ended September 30,
           1996 (File No. 0-28036) filed with the Commission on
           November 14, 1996 (the "September 30, 1996 Form 10-Q")
  3.2      By-laws of the Company, as amended on February 19, 1997.
  4.1      Form of Exchange Note (included in Exhibit 4.2).
  4.2 Rights Agreement dated February 29, 1996 between the Company and The Boatmen's Trust Company, as Rights Agent
           (incorporated by reference to Exhibit 4.2 to the IPO Form
           S-1)
  4.3      Amended and Restated Stockholders Agreement dated as of June
           15, 1995 (incorporated by reference to Exhibit 4.3 to the IPO Form S-1)
  4.4 Amended and Restated Registration Rights Agreement dated as of June 15, 1995 (incorporated by reference to Exhibit 4.4 to the IPO Form S-1)
  4.5 Indenture dated as of February 26, 1996 between the Company and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.6 to the IPO Form S-1)
  4.6 Indenture dated as of November 7, 1996 between the Company and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.6 to the Company's Registration
           Statement on Form S-1 (File No. 333-16495) filed with the
           Commission on November 20, 1996 (the "Secondary Offering
           Form S-1"))
  4.7      Amended and Restated Loan and Security Agreement dated as of
           October 1, 1996 among AT&T Credit Corporation, the Company and certain subsidiaries of the Company (incorporated by reference to Exhibit 4.8 to the Company's Registration
           Statement on Form S-4 (File No. 333-18503) filed with
           Commission on December 20, 1996)
  4.8 The Company has not filed certain instruments with respect to long-term debt since the total amount of securities authorized thereunder does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of any such agreement to the Commission upon request.
 *5.1 Opinion of Bryan Cave LLP regarding the validity of the Common Stock

   10.1      1993 Stock Option Plan of the Company, as amended on December 23, 1996.
   10.2      Form of Non-Qualified Stock Option Agreement under the Company's 1993 Stock Option Plan (incorporated by reference to Exhibit 10.2 to the IPO Form S-1)
   10.3      1996 Employee Stock Purchase Plan of the Company (incorporated by reference to Exhibit 10.3 to the
             IPO Form S-1)
   10.4      1993 Stock Option Plan of Brooks Telecommunications Corporation ("BTC") (incorporated by reference to
             Exhibit 10.4 to the IPO Form S-1)
   10.5      Form of Substituted Non-Qualified Stock Option Agreement under BTC's 1993 Stock Option Plan
             (incorporated by reference to Exhibit 10.5 to the IPO Form S-1)
   10.6      Option Agreement dated as of January 31, 1996 between the Company and Ronald H. Vander Pol
             (incorporated by reference to Exhibit 10.6 to the IPO Form S-1)
   10.7      Employment, Consulting and Non-Competition Agreement dated as of March 11, 1997 between the Company and Robert A. Brooks
   11.1      Statement Re Computation of Per Share Earnings (incorporated by reference to Exhibit 11 to the
             September 30, 1996 Form 10-Q)
   21.1      Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Secondary Offering Form
             S-1)
  *23.1      Consent of Bryan Cave LLP (included in Exhibit 5.1)
   23.2      Consent of KPMG Peat Marwick LLP
  *24.1      Power of Attorney


-------------------------
* To be filed by amendment.